MQes Readdressed Technical Report Amapari Mine Amapá, Brazil

Prepared by

Mine and Quarry Engineering Services, Inc.
AMEC International (Chile) S.A.
NCL Brasil Ltda

Readdressed to

Peak Gold Ltd.
Metallica Resources Inc.
New Gold Inc.

Authors: Christopher Kaye, MAusIMM, B. Eng. (Chemical)
Rodrigo Marinho, CPG (AIPG)
Emmanuel Henry, Member of the AusIMM (CP)
Carlos Guzmán, Ing. Civil de Minas, Member of the AusIMM

Effective Date: September 30, 2007
Report Date: November 2, 2007; Amended February 25, 2008; Readdressed May 26, 2008

IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Technical Report for Peak Gold Ltd., Metallica Resources Inc., and New Gold Inc. (the "Companies") by Mine and Quarry Engineering Services, Inc. ("MQes"), AMEC International (Chile) S.A. ("AMEC"), and NCL Brasil Ltda. ("NCL"). The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in MQes, AMEC, and NCL's services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by the Companies subject to the terms and conditions of their contracts with MQes, AMEC, and NCL. This contract permits the Companies to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to National Instrument 43-101, Standards of Disclosure for Mineral Projects. Except for the purposes legislated under provincial securities law, any other uses of this report by any third party is at that party’s sole risk.

TABLE OF CONTENTS

SECTION				PAGE

1.0	SUMMARY			1-1
	1.1	Property Description and History		1-1
	1.2	Geology and Mineralization		1-1
	1.3	Exploration and Drilling		1-2
	1.4	Sampling and Analysis		1-2
	1.5	Quality Control and Data Verification		1-3
	1.6	Mineral Resource and Mineral Reserve Estimates		1-4
	1.7	Operations		1-7
		1.7.1	Open Pit Mining Operation	1-8
		1.7.2	Heap Leach of Oxide Mineralization	1-8
		1.7.3	Proposed Operations – Sulphide Ores	1-9
	1.8	Environmental and Permitting Considerations		1-9
	1.9	Additional Resources and Exploration Targets		1-10
	1.10	Operating Costs		1-10
	1.11	Planned Capital Expenditures		1-10
	1.12	Cash Flow Summary		1-11
	1.13	Conclusions, Recommendations and Risks		1-12
2.0	INTRODUCTION AND TERMS OF REFERENCE			2-1
	2.1	Scope of Work		2-1
	2.2	Participants		2-1
	2.3	Principle Sources of Information		2-3
3.0	RELIANCE ON OTHER EXPERTS			3-1
4.0	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	Project Location		4-1
	4.2	Property Ownership		4-3
	4.3	Mining License and Permitting		4-8
	4.4	Royalties and Agreements		4-8
		4.4.1	Properties 100% Held by MPBA	4-8
		4.4.2	Properties Partially Held by MPBA	4-9
	4.5	Environmental Permits and Liabilities		4-9
		4.5.1	Environmental Permits	4-9
		4.5.2	Environmental Liabilities	4-10
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			5-1
	5.1	Project Access		5-1
	5.2	Climate and Physiography		5-3
	5.3	Local Infrastructure and Services		5-4
6.0	HISTORY			6-1
7.0	GEOLOGICAL SETTING			7-1
	7.1	Regional Setting		7-1
	7.2	Property Geology		7-1
8.0	DEPOSIT TYPES			8-1
9.0	MINERALIZATION			9-1
	9.1	Primary or Sulfide Mineralization		9-1
	9.2	Saprolite Mineralization		9-2
	9.3	Colluvial Mineralization		9-2
	9.4	Other Mineralization and Exploration Targets		9-4
10.0	EXPLORATION			10-1
	10.1	Exploration by Previous Owners		10-1

i

		10.1.1	Geochemical Surveys	10-2
		10.1.2	Geophysical Surveys	10-6
		10.1.3	Exploration Drilling	10-7
	10.2	Exploration by MPBA		10-8
		10.2.1	Topographic Surveys	10-8
		10.2.2	Exploration Drilling	10-8
11.0	DRILLING			11-1
	11.1	Drilling by Previous Owners		11-1
	11.2	Reverse Circulation Drilling		11-1
	11.3	Auger Drilling		11-2
	11.4	Diamond Drilling		11-2
	11.5	Drilling by MPBA		11-2
12.0	SAMPLING METHOD AND APPROACH			12-1
	12.1	Sampling by Previous Owners		12-1
		12.1.1	Geochemical Sampling	12-1
		12.1.2	RC Drilling	12-1
		2.1.3	1Diamond Drill Cores	12-1
		12.1.4	Auger Drilling	12-2
		12.1.5	Channel Sampling	12-2
	12.2	Sampling by MPBA		12-2
13.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY			13-1
	13.1	Sample Preparation by Previous Owners		13-1
		13.1.1	Sample Preparation	13-1
		13.1.2	Sample Analysis	13-1
		13.1.3	Gold Analysis	13-1
		13.1.4	Base Metal Analysis	13-2
		13.1.5	Analytical Quality Control	13-2
		13.1.6	Sample Security	13-2
	13.2	Sample Preparation by MPBA		13-2
		13.2.1	Sample Preparation	13-2
		13.2.2	Sample Analysis	13-3
		13.2.3	Analytical Quality Control	13-3
		13.2.4	Sample Security	13-4
14.0	DATA VERIFICATION			14-1
	14.1	Assessment of Quality Control Data		14-1
		14.1.1	Previous Owners	14-1
		14.1.2	Current Owners	14-2
	14.2	Assessment of Project Database		14-4
15.0	ADJACENT PROPERTIES			15-1
16.0	MINERAL PROCESSING AND METALLURGICAL TESTING			16-1
	16.1	Mineralogy		16-1
	16.2	Metallurgical Testwork		16-1
	16.3	Performance and Recovery Predictions		16-4
	16.4	Description of MPBA Pad Recoveries and Metallurgical Balance Methodology		16-10
	16.5	Process Flowsheet		16-14
	16.6	Plant Design		16-14
	16.7	Treatment of Sulphide Ore		16-17
17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES			17-1
	17.1	Database Validation		17-1
	17.2	Geological Interpretation and Modelling		17-1
		17.2.1	Sulphide and Oxide Modeling	17-2
		17.2.2	Colluvium Modeling	17-3
	17.3	Statistical Analysis		17-4

ii

		17.3.1	Introduction	17-4
		17.3.2	Histograms and Primary Statistics	17-8
		17.3.3	Contact Plots	17-12
		17.3.4	Capping Analysis	17-13
	17.4	Variography		17-13
	17.5	Block Modelling		17-17
	17.6	Grade Estimation		17-17
		17.6.1	Grade Estimation Plan	17-17
		17.6.2	Block Model Validation	17-22
	17.7	Resource Reporting		17-29
		17.7.1	Mineral Resource Classification Criteria	17-29
		17.7.2	Mineral Resource Statement	17-31
	17.8	Dilution and Ore Losses		17-35
	17.9	Mineral Reserve Estimate		17-35
		17.9.1	Operating Parameters and Criteria	17-35
		17.9.2	Economics for Mine Design	17-36
		17.9.3	Mining Reserve Analyses	17-41
		17.9.4	Mine Production Schedule	17-50
18.0	OTHER RELEVANT DATA AND INFORMATION			18-1
19.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES			19-1
	19.1	General Operations		19-1
	19.2	Geotechnics		19-1
	19.3	Mining Operations		19-1
		19.3.1	Open Pit Design	19-2
		19.3.2	Waste Dump Design	19-2
		19.3.3	Grade Control	19-2
		19.3.4	Production Schedules and Blending	19-3
	19.4	Hydrology and Hydrogeology		19-6
		19.4.1	Surface Run-Off and Control	19-6
		19.4.2	Open Pit Dewatering	19-6
		19.4.3	Water Balance and Management	19-6
		19.4.4	Water Supply	19-7
	19.5	Dam Designs and Management		19-7
		19.5.1	Raw and Process Water Dams	19-7
		19.5.2	Reclaim Heap Storage Design	19-7
		19.5.3	Reclaim Heap Storage Operations	19-7
	19.6	Product Transportation and Sales		19-7
		19.6.1	Bullion Handling and Transport	19-7
	19.7	Infrastructure and Services		19-7
		19.7.1	Power Supply	19-8
		19.7.2	Water Supply	19-8
		19.7.3	Buildings	19-8
		19.7.4	Communications	19-9
		19.7.5	Roads	19-9
		19.7.6	Freight	19-10
		19.7.7	Port Facilities	19-10
	19.8	Environmental and Heritage Impact		19-10
		19.8.1	Environmental Impacts	19-10
		19.8.2	Environmental Management	19-13
		19.8.3	Archaeological and Heritage Issues	19-13
	19.9	Labor, Organisation, Occupational Health and Safety		19-14
		19.9.1	Labor Requirements	19-14

iii

		19.9.2	Organisation	19-15
		19.9.3	Occupational Health and Training	19-15
		19.9.4	Safety	19-15
	19.10	Economic Analysis		19-16
		19.10.1	Capital Cost Estimate	19-16
		19.10.2	Operating Cost Estimate	19-17
		19.10.3	Taxation	19-19
		19.10.4	Project Cashflow	19-21
		19.10.5	Sensitivity Analysis	19-25
	19.11	Risk Analysis		19-26
		19.11.1	Data Collection	19-26
		19.11.2	Resources	19-26
		19.11.3	Mining and Reserves	19-27
		19.11.4	Metallurgy and Processing	19-27
		19.11.5	Environmental	19-27
		19.11.6	Project Economics	19-27
		19.11.7	Risk Summary	19-29
20.0	INTERPRETATIONS AND CONCLUSIONS			20-1
21.0	RECOMMENDATIONS			21-1
22.0	REFERENCES			22-1
23.0	DATE AND SIGNATURE PAGE			23-1

iv

LIST OF TABLES

TABLE	PAGE

Table 1-1: Comparison between the September 2007 and the December 2006 Resource Models	1-5
Table 1-2: Measured, Indicated and Inferred Mineral Resources(1)(2)(3)(4)	1-6
Table 1-3: Proven and Probable Mineral Reserves(1)(2)(3)	1-7
Table 1-4: Operating Statistics for Amapari Mine	1-8
Table 1-5: Budget Operating Costs - $/t Ore Processed	1-10
Table 1-6: Summary of Capital Costs	1-10
Table 1-7: MPBA Life of Mine Financial Summary	1-11
Table 2-1: Study Personnel	2-3
Table 4-1: Amapari Mine Property - List of MPBA Mineral Rights and Mining License	4-4
Table 4-2: MPBA Operating Licences	4-10
Table 5-1: Distance and Travel Times by Road	5-1
Table 7-1: Stratagraphic Column	7-2
Table 9-1: MPBA Prioritized Exploration Targets	9-4
Table 10-1: Summary of Sampling and Drilling on the Amapari Property	10-2
Table 11-1: Drilling Summary	11-1
Table 11-2: Summary of Drilling by Previous Owners	11-1
Table 11-3: Summary of Drilling by MPBA	11-3
Table 11-4: Exploration drills on site as of April 2007	11-3
Table 16-1: Summary of Mineralogical and Metallurgical Testwork	16-2
Table 16-2: Gold Recoveries for Column and Bottle Roll Tests	16-3
Table 16-3: Recoveries from Oxidized Taperebá Sample	16-3
Table 16-4: Summary of Column Leach Test Results	16-3
Table 16-5: Monthly Recoveries for Gold	16-5
Table 16-6: Reconciliation between Block model and Ore Processed	16-9
Table 17-1: Foot-Wall Colluvium Ordinary Kriging Parameters	17-4
Table 17-2: Sample Length Statistics at Tapereba AB	17-5
Table 17-3: Composite Length Statistics at Tapereba AB	17-6
Table 17-4: Sample Recovery and Gold Grade	17-7
Table 17-5: Gold Assay Statistics	17-11
Table 17-6: 2 m Gold Composite Statistics	17-11
Table 17-7: Assay Gold Capping Level	17-13
Table 17-8: Logarithmic Variogram Models, Tapereba AB	17-15
Table 17-9: Logarithmic Variogram Models, Tapereba C	17-15
Table 17-10: Logarithmic Variogram Models, Tapereba D	17-16
Table 17-11: Logarithmic Variogram Models, Urucum	17-16
Table 17-12: Block Model Extension	17-17
Table 17-13: Gold Grade Estimation Plan, Tapereba AB	17-18
Table 17-14: Gold Grade Estimation Plan, Tapereba C	17-19
Table 17-15: Gold Grade Estimation Plan, Tapereba D	17-20
Table 17-16: Gold Grade Estimation Plan, Urucum	17-21
Table 17-17: Density Values Assigned	17-22
Table 17-18: Statistics Comparison between the 2 m Composites, the Nearest-Neighbour Estimates and the Kriged Estimates	17-23
Table 17-19: Block Dispersion Variance of the 4 m x 20 m x 4 m Blocks	17-27
Table 17-20: Open-Pit Resource Statement at 0.5 g/t Au Cut-Off Grade	17-33
Table 17-21: Underground Resource Statement at 2.1 g/t Au Cutoff Grade	17-34
Table 17-22: Total Resource Statement (Combined Open pit at 0.5 g/t Au cutoff and Underground at 2.1 g/t Au cutoff)	17-35
Table 17-23: Base Case Lerchs-Grossmans Pit Optimization	17-37

v

Table 17-24: Mining Cost Estimate	17-39
Table 17-25: Slopes Angle for Optimization	17-40
Table 17-26: Open Pit Optimization Scenarios	17-42
Table 17-27: Open Pit Optimization Results	17-43
Table 17-28: Taperebá AB - Reserve Summary by Mine and Sub-area	17-47
Table 17-29: Taperebá D - Reserve Summary by Mine and Sub-area	17-47
Table 17-30: Taperebá C - Reserve Summary by Mine and Sub-area	17-48
Table 17-31: Urucum - Reserve Summary by Mine and Sub-area	17-49
Table 17-32: Final Reserve Summary as of September 30, 2007	17-50
Table 17-33: Mine Production Schedule	17-52
Table 17-34: Plant Feed and Stockpile Balance	17-53
Table 19-1: Operating Statistics - 2007	19-1
Table 19-2: Mine Production Schedule	19-4
Table 19-3: Plant Feed Schedule and Stockpile Balance	19-5
Table 19-4: Capacities and Current Volumes of Ponds	19-8
Table 19-5: Distance and Travel Times by Road	19-9
Table 19-6: Recommendation of 2006 Audit by Enesar	19-11
Table 19-7: MPBA Labor Requirements	19-14
Table 19-8: Safety Statistics and Targets	19-16
Table 19-9: Summary of Capital Costs	19-17
Table 19-10: MPBA Operating Costs	19-17
Table 19-11: Recent Actual Operating Costs - $/t Ore Processed	19-17
Table 19-12: Consumables Consumption Rates	19-19
Table 19-13: 2006 Actual and Future Estimates of General and Administration Costs	19-19
Table 19-14: Federal and State Taxation of MPBA during 2006 in R$	19-20
Table 19-15: MPBA Financial Analysis Assumptions	19-22
Table 19-16: MPBA Depreciation Methodology	19-23
Table 19-17: MPBA Life of Mine Financial Summary	19-24
Table 19-18: Changes in Alternative and MPBA Financial Assumptions	19-28
Table 19-19: Summary of Project Risks	19-29
Table 20-1: Comparison between the September 2007 and the December 2006 Resource Models	20-1

vi

LIST OF FIGURES

FIGURE	PAGE

Figure 1-1: Comparison of the Alternative and MPBA Base Case Financial Analysis	1-12
Figure 4-1: Location of Amapari Mine in Brazil	4-1
Figure 4-2: Amapari Location Map	4-2
Figure 4-3: Property Ownership Map	4-6
Figure 4-4: Schematic of Brazilian Exploration and Mining License Approval	4-7
Figure 5-1: Detailed Location Map of Amapari Mine Property	5-2
Figure 5-2: Monthly Rainfall Data for the Amapari Mine 1957-1992 (AngloGold 2002)	5-3
Figure 9-1: Mineralized Zones	9-3
Figure 9-2 Mineralized Zones and Exploration Targets	9-5
Figure 10-1: Representation of Soil Geochemistry	10-5
Figure 10-2: Airborne Geophysical Anomaly Related to Banded Iron Formations	10-7
Figure 14-1: Coarse Reject Checks: Original versus SGS Duplicate	14-5
Figure 14-2: Coarse Reject Checks: Original versus MPBA Duplicate	14-6
Figure 14-3: Coarse Reject Checks: SGS Duplicate versus MPBA Duplicate	14-7
Figure 14-4: Pulp Assay Checks	14-8
Figure 15-1: Projects and Mineral Occurrences in the Areas Adjacent to Amapari	15-2
Figure 16-2: Metallurgical Recoveries Versus Amount of Saprolite in Ore Processed	16-6
Figure 16-3: Pads A4 and D4 – Amount of Saprolite and Metallurgical Recoveries	16-7
Figure 16-4: Metallurgical Recoveries Versus Ore Blending and Rainfall	16-7
Figure 16-5: Recovery Curve of Pile A1	16-10
Figure 16-6: Actual versus Lab Column Tests for 100 m Portions of Pad A1	16-11
Figure 16-7: Gold Recovery Curves for Pads A1 through D2	16-12
Figure 16-8: Gold Recovery Curves for Pads A3 through D3	16-12
Figure 16-9: Gold Recovery Curves for Pads A3, C3, A4, and C4	16-13
Figure 16-10: Amapari Gold Heap Leach Process Flowsheet	16-16
Figure 17-1: Oxide-Sulphide Grade Shell Interpretation at Tapereba C	17-2
Figure 17-2: August 2007 Oxide and Sulphide Interpretation at Tapereba AB (93800)	17-3
Figure 17-3: Assay Length at Tapereba AB	17-5
Figure 17-4: Composite Length at Tapereba AB	17-6
Figure 17-5: Correlation between Sample Recovery and Gold Grade	17-7
Figure 17-6: Correlation between Assay Length and Gold Grade	17-8
Figure 17-7: Correlation between Composite Length and Gold Grade	17-8
Figure 17-8: Gold Assay Histogram, All Saprolite, Tapereba AB	17-9
Figure 17-9: Gold Assay Histogram, Oxide-Sulphide Grade Shell, Tapereba AB	17-9
Figure 17-10: Gold Assay Histogram, Waste Saprolite, Tapereba AB	17-10
Figure 17-11: Gold Assay Histogram, Colluvium, Tapereba AB	17-10
Figure 17-12 Contact Plot between Oxide Grade Shell and Waste, 1 m Assays, Tapereba AB	17-12
Figure 17-13: Gold Grade Logarithmic Variogram, Oxide-Sulphide Shell, 2 m Composites, Tapereba AB	17-14
Figure 17-14: Gold NS Swath Plots, Tapereba AB, Colluvium	17-24
Figure 17-15: Gold EW Swath Plots, Tapereba AB, Colluvium	17-24
Figure 17-16: Gold NS Swath Plots, Tapereba AB, Oxide	17-25
Figure 17-17: Gold Vertical Swath Plots, Tapereba AB, Oxide	17-25
Figure 17-18: Gold Vertical Swath Plots, Tapereba AB, Sulphide	17-26
Figure 17-19: Gold Vertical Swath Plots, Tapereba AB, Sulphide	17-26
Figure 17-20: Grade Tonnage-Curves, Colluvium, Tapereba AB	17-28
Figure 17-21: Grade Tonnage-Curves, Oxide Grade Shells, Tapereba AB	17-28
Figure 17-22: Grade Tonnage-Curves, Sulphide Grade Shells, Tapereba AB	17-29
Figure 17-23: Bench Configuration for Mine Design	17-41

vii

Figure 17-24: Oxides Pits Taperebá C & Urucum	17-45
Figure 17-25: Oxides Pits Taperebá AB & D	17-46
Figure 19-1: Organisation Chart - MPBA	19-15
Figure 19-2: Lost Time Injury Frequency Rate – 12 Month Rolling Average	19-16
Figure 19-3: MPBA Undiscounted Net Cashflow after Tax	19-25
Figure 19-4: Sensitivity of the MPBA Financial Analysis to Gold Price	19-25
Figure 19-5: Sensitivity of the Base Case Financial Analysis to Changes in Operating Costs	19-26
Figure 19-6: Sensitivity of the Base Case Financial Analysis to Changes in Capital Costs	19-26
Figure 19-7: Comparison of the Alternative and MPBA Base Case Financial Analyses	19-29

viii

SECTION 1
SUMMARY

1.0 SUMMARY

Mine and Quarry Engineering Services, Inc. ("MQes") was retained by Peak Gold Ltd. (formerly GPJ Ventures Ltd.) to provide a technical review of the mineral resources and reserves and operational facilities at the Amapari Mine in Amapá state, Brazil, of Mineração Pedra Branca do Amapari ("MPBA"). The review was requested in connection with the acquisition of GPJ Ventures Ltd. of Goldcorp Inc.’s Amapari Mine in Brazil and its Peak Mine in Australia and has been readdressed in connection with the pending business combination of Peak Gold Ltd., Metallica Resources Inc. and New Gold Inc. A separate technical report is being submitted with respect to Peak Mine. This report was readdressed to include Metallica Resources Inc. and New Gold Inc. in addition to Peak Gold Ltd. to support the scientific and technical information in the Amapari Mine in the management information circulars.

MQes noted that the Amapari Mine has had significant changes during the startup of the operation and therefore a decision was made by Mineração Pedra Branca do Amapari Ltda. ("MPBA") to update the mineral resources and reserves for inclusion in this technical report. MQes reviewed the geology and sampling procedures, metallurgy, financial evaluation and other aspects of the operation for this report. AMEC International (Chile) S.A. ("AMEC") worked with MPBA to prepare the mineral resource estimate and NCL Brasil Ltda ("NCL") prepared the mineral reserves and production plans that are presented in this report.

1.1 Property Description and History

The Amapari Mine is an open-pit and heap leach operation being operated by MPBA and located 220 km by road from Macapa, in Amapa State of northern Brazil. The property covers 231,139 hectares comprising a series of mostly contiguous claim blocks and a mining license. The Operational License for the Amapari mining lease was issued on February 25, 2005.

The mine site topography ranges between 100 and 300 metres above sea level, and is covered by dense tropical forest. The average annual rainfall is 2,370 millimetres and average temperature is 28 degrees Celsius.

Exploration in the project area was carried out jointly by Anglo American and ICOMI in the 1970s. Anglo American exploration in 1994 resulted in the discovery of a mineralized shear zone and intensive exploration was completed from 1995 to 2002. A feasibility study by AngloGold on the oxide resources was completed in October 2002. The property was acquired by EBX in May 2003. EBX carried out a feasibility study based on the AngloGold feasibility study for the oxide mineral resources and produced a pre-feasibility study for the mining of the sulphide mineral resources. The property was acquired by Wheaton River Minerals Ltd. (which later merged with Goldcorp Inc.) in January 2004. On February 15, 2007, Peak Gold Ltd. entered into an agreement with Goldcorp Inc. ("Goldcorp") to acquire Goldcorp’s Amapari mine in Brazil. The company completed the acquisition of Amapari mine on April 3, 2007.

Mine construction was initiated in July of 2004 and gold production commenced in late 2005. To the end of August 2007, in excess of 4.95 million tonnes of ore was mined with production of around 174,000 ounces of gold.

1.2 Geology and Mineralization

The Amapari Mine area is located within the Guyana Craton in what has been described as the Maroni-Itacaiunas Mobile Belt, a tectonic unit running from Venezuela through the Guyanas and into Amapa and Para States.

1-1

The western part of the project area is underlain by basement gneiss and the balance is underlain by ortho-amphibolite and meta-sedimentary rocks of the Vila Nova Group. These units are intruded by granitic pegmatites, diabase dykes and gabbro.

Gold mineralization is associated with iron and carbonate-rich units of the chemical sedimentary unit known as the William Formation, within the Vila Nova Group. This unit is comprised of a basal calc-magnesian domain made up of carbonate schist and calc-silicates, and an iron domain of banded iron formations ("BIF"). The locus for the mineralization on the property comprising the Amapari Mine is a north-south shear zone exhibiting intense hydrothermal alteration, particularly silicification and sulphidation, bearing auriferous pyrrhotite and pyrite. The alteration is most intense in BIF, followed by amphibolite, carbonate schist and calc-silicate rocks.

The mineralization occurs in a series of deposits over a seven kilometre strike length of the shear zone. The Urucum deposit is in the northern part of the zone and Tapereba is in the southern part. Higher grades are associated with the more intensely hydrothermally-altered rocks. Deep tropical weathering and oxidation produced near-surface saprolitic mineral deposits overlying the primary sulphide mineralization.

The primary mineralization consists of a series of sulphide-bearing lenses which strike north and north-northwest, and dip 75 to 90o east. Individual lenses achieve a thickness of several metres. Sulphide content ranges from 5% to 10% and is mostly pyrrhotite and pyrite. Chalcopyrite, sphalerite, galena, arsenopyrite and marcasite occur in lesser amounts. Sulphides are found also as disseminations and fracture fillings on the margins of the mineralized bodies.

Gold occurs primarily with the pyrrhotite (at Urucum) and pyrite (at Tapereba). A study shows that the gold occurs as free gold, not tied into the crystal lattice of the sulphide minerals (and, hence, is more easily liberated during processing).

Intense tropical weathering, reaching down 100 to 130 metres, has caused the formation of saprolite, that is, the in situ oxidation of the primary sulphide mineralization. The saprolite consists mainly of iron oxides and hydroxides, clay and silica. These saprolite bodies follow the strike, dip and plunge of the massive sulphides. As well, extensive blankets of gold-bearing colluvium, up to 10 metres thick made up of laterite/saprolite fragments in a ferruginous clay-sand mix, overlie the saprolite. Together, gold-bearing saprolite and colluvium are referred to as "oxide mineralization".

1.3 Exploration and Drilling

Exploration activities completed on the property and surrounding region included mapping, multi-element geochemical sampling, airborne and ground geophysics. Drilling on the project was carried out in three major campaigns, an initial campaign of RC, diamond drilling and auger drilling completed between 1995 and 1998, a subsequent in-fill drilling campaign in 1999 and 2000, and the current in-fill and step out campaign, developed by MPBA (Wheaton River Minerals Ltd., Goldcorp Inc.) which commenced in 2003 and is still in progress. MPBA has an ongoing exploration program to explore and develop several oxide and sulphide targets that have been ranked to focus exploration towards targets deemed as highest priority.

1.4 Sampling and Analysis

Geochemical sampling, RC drilling sampling, diamond drilling core sampling, auger drilling sampling and channel sampling were completed on the Amapari Project in accordance with standard industry practice. All regular samples from the project during the initial exploration and drilling campaign (1995-1998) were sent to the NOMOS Laboratory in Rio de Janeiro or to the MMV Laboratory in Nova Lima for analysis.

1-2

For the second, or in-fill, drilling campaign (1999-2000), all samples were analyzed at Lakefield Geosol Ltda. (part of the international SGS Lakefield Research group) in Belo Horizonte, Minas Gerais state.

1.5 Quality Control and Data Verification

At the NOMOS laboratory, internal quality control was carried out by means of inclusion of standards and blanks with sample batches. To each batch of 45 samples, two artificial standards, one sample standard and two blank samples (one made up of reagents, one of quartz) were added, bringing each batch to 50 analyses. By this means, the accuracy of the analytical procedures were determined by the standard samples. At least 30% of the samples of varying grades in each group were subjected to repeat analysis.

During the initial drilling campaign, the Amapari Project operators included blind duplicate samples as an independent external check on the NOMOS laboratory. In every batch of 30 RC samples, one was repeated.

Also during this period, duplicate samples were sent to both NOMOS and to Mineração Morro Velho ("MMV"), Anglo American’s operating mining company in Brazil. The results showed agreement between the two laboratories.

For the in-fill drilling program, AngloGold used Lakefield Geosol in Belo Horizonte, Brazil for sample analyses. As part of its quality control program, AngloGold, in 1999-2000, carried out an inter-laboratory test comprising a series of standards and 16 Amapari Project samples sent to eight different laboratories. The results showed that the Lakefield Geosol results were acceptable. However, the results also showed that the NOMOS and MMV laboratories, used as the prime laboratory and the check laboratory, respectively, during the earlier drilling campaign, were biased high. As a check on the earlier results, AngloGold submitted 592 of the old samples to Lakefield Geosol for analyses.

The results confirmed that a high bias existed in the original NOMOS and MMV assay data. The results also showed that the bias was irrespective of sample type. However, the overall bias was strongly influenced by a few obviously erratic results (wrong sample picked up, incorrect labelling, etc.). After removal of these erratic samples, it was established that the NOMOS and MMV bias was restricted to higher grade samples, that is, above 10 grams of gold per tonne. Accordingly, a corrective formula was devised to apply to the old NOMOS and MMV data. This resulted in a very small decrease in the grade of the oxide composites.

The Lakefield Geosol data used in the NOMOS and MMV tests were subjected to outside testing by sending 58 of the 592 samples to ALS Chemex S.A. for re-assay in 2001 which confirmed the Lakefield results.

For sulphide mineralization, there was agreement between the results obtained by NOMOS and MMV, however, these results were not subjected to the outside laboratory testing described above for the oxide mineralization.

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The current on-site laboratory is operated under contract by SGS for exploration and grade control samples. In this report MQes has provided recommendations for improvements in some of the laboratory practices.

1.6 Mineral Resource and Mineral Reserve Estimates

The mineralized zones are separated on the basis of the distinct characteristics of mineralization resulting in two very different mining and recovery processes and different economic parameters, the resources and reserves are divided into two categories, namely "oxide" and "sulphide". Oxide ores are heap leachable, while sulphide materials require conventional milling followed by direct cyanidation.

All mineral resources and reserves are located in the mining lease for which an Operating License has been received by MPBA.

The oxide and sulphide Open Pittable Mineral Reserves are based on a series of open-pits and ore processing at the existing heap leach facility. A review in late 2006 of the economics of the sulphide mineralization quoted in the reserves in 2005 concluded that the mineralization is not economic at this time. The quantity and grade of the mineralization is not sufficient to justify the capital and operating cost of processing in a new facility. The sulphide mineralization previously included in the reserves and other potentially economic sulphide and oxide mineralization is now included in the mineral resources.

The updated resource block model utilized additional geological and drilling data collected during 2006 and early 2007. The effective date of the database is April 30, 2007. This included 17,568 metres of diamond drilling and enhanced geological information made available by twenty months of mining operations, which included data from 113,600 grade control samples.

In order to restrict the Mineral Resource estimate a pit optimization shell for a gold price of $600 per ounce was used. The estimate also used updated costs and topography as of March 31, 2007. A topographic surface for mining as of September 30, 2007 was used to provide the resource estimate as of that date.

The underground sulphide mineralization reported in the resources is restricted to that portion of the sulphides that studies indicate may be economic at an operating cutoff of 2.1 g/t.

AMEC updated the gold resource models at the Tapereba AB, C and D and Urucum areas. MPBA updated the geological models for the four areas and AMEC estimated the grades and classified the resources in compliance with the Canadian National Instrument 43-101.

The open-pit resource at Tapereba AB in now defined to contain an estimated Measured and Indicated Mineral Resource of 3.1 million tonnes at 1.78 g/t Au (177,985 oz Au) at a 0.50 g/t Au cut-off and an additional Inferred Mineral Resource of 0.3 million tonnes grading 2.24 g/t Au (18,723 oz Au) at a 0.50 g/t Au cut-off. The underground resource is defined to contain an estimated Measured and Indicated Mineral Resource of 0.8 million tonnes at 4.30 g/t Au (117,127 oz Au) at a 2.1 g/t Au cutoff and additional Inferred Mineral Resource of 2.7 million tonnes at 3.37 g/t Au (295,030 oz Au) at a 2.1 g/t Au cut-off.

The open-pit resource at Tapereba C is now defined to contain an estimated Measured and Indicated Mineral Resource of 1.1 million tonnes at 1.83 g/t Au (66,230 oz Au) at a 0.50 g/t Au cut-off and an additional Inferred Mineral Resource of 0.2 million tonnes grading 2.31 g/t Au (12,661 oz Au) at a 0.50 g/t Au cut-off. The underground resource is defined to contain an estimated Measured and Indicated Mineral Resource of 0.1 million tonnes at 4.05 g/t Au (11,091 oz Au) at a 2.1 g/t Au cut-off and additional Inferred Mineral Resource of 0.4 million tonnes at 3.92 g/t Au (51,426 oz Au) at a 2.1 g/t Au cut-off.

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The open-pit resource at Tapereba D is now defined to contain an estimated Measured and Indicated Mineral Resource of 0.5 million tonnes at 2.00 g/t Au (31,260 oz Au) at a 0.50 g/t Au cut-off and an additional Inferred Mineral Resource of 0.3 million tonnes grading 2.03 g/t Au (19,112 oz Au) at a 0.50 g/t Au cut-off. The underground resource is defined to contain an estimated Measured and Indicated Mineral Resource of approximately 0.01 million tonnes at 3.21 g/t Au (1,364 oz Au) at a 2.1

The open-pit resource at Urucum is now defined to contain an estimated Measured and Indicated Mineral Resource of 5.9 million tonnes at 2.14 g/t Au (404,663 oz Au) at a 0.50 g/t Au cut-off and an additional Inferred Mineral Resource of 1.1 million tonnes grading 2.17 g/t Au (78,457 oz Au) at a 0.50 g/t Au cut-off. The underground resource is defined to contain an estimated Measured and Indicated Mineral Resource of 1.8 million tonnes at 3.63 g/t Au (212,852 oz Au) at a 2.1 g/t Au cutoff and additional Inferred Mineral Resource of 8.0 million tonnes at 3.38 g/t Au (867,553 oz Au) at a 2.1 g/t Au cut-off.

The new September 2007 model has higher tonnes and lower grades than the former December 2006 model, as shown in Table 1-1. There are 108,636 less ounces in the new model as a result of a reinterpretation, change in the capping strategy, additional drilling data, revised parameters for the underground resource and depletion of reserves.

Table 1-1: Comparison between the September 2007 and the December 2006 Resource Models

Area	September 2007 Model			December 2006 Model			Difference
	Tonnes	Grade (g/t)	Metal (oz)	Tonnes	Grade (g/t)	Metal (oz)	Tonnes	Metal (oz)
Tapereba AB	3,955,023	2.32	295,112	4,089,253	2.74	360,235	- 134,230	- 65,123
Tapereba C	1,210,221	1.99	77,321	1,261,838	2.19	88,846	- 51,617	- 11,525
Tapereba D	500,482	2.03	32,624	212,036	2.16	14,725	288,446	17,899
Urucum	7,699,992	2.49	617,515	6,990,992	3.01	676,545	709,000	- 59,030
Stockpile	871,694	0.88	24,663	561,282	0.86	15,519	310,412	9,143
Total	14,237,412	2.29	1,047,235	13,115,401	2.74	1,155,871	1,122,011	- 108,636

Note: The September 2007 Model used the September 30, 2007 topography and the December 2006 Model used the  December 31, 2006 topography.

The Measured, Indicated and Inferred mineral resources are shown in Table 1-2. Proven and Probable reserves are shown in Table 1-3. The mineral reserves are included in the mineral resources.

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Table 1-2: Measured, Indicated and Inferred Mineral Resources(1)(2)(3)(4)

	Colluvium		Oxide		Sulphide
Classification	Tonnage	Gold Grade Tonnage		Gold Grade Tonnage		Gold Grade
	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)
Total Resource Tapereba AB
Measured	398,591	0.95	278,229	2.72	75,944	2.89
Indicated	29,513	1.30	2,390,290	2.22	782,456	3.17
Total	428,104	0.97	2,668,518	2.27	858,401	3.14
Inferred	1,467	0.83	544,064	3.36	2,439,207	3.25
Total Resource Tapereba C
Measured	273,929	1.23	124,666	2.19	4,984	4.27
Indicated	36,447	1.11	617,891	1.82	152,305	4.01
Total	310,376	1.22	742,557	1.88	157,288	4.02
Inferred	6,950	1.18	128,371	1.86	443,038	3.94
Total Resource Tapereba D
Measured	146,427	1.61	124,178	2.54	2,977	2.30
Indicated	75,570	1.36	141,263	2.29	10,068	3.10
Total	221,997	1.52	265,441	2.41	13,044	2.92
Inferred	15,631	1.27	236,236	1.95	122,020	2.99
Total Resource Urucum
Measured	701,889	1.45	179,380	2.12	392,040	3.13
Indicated	791,667	1.28	1,324,881	2.08	4,310,135	2.97
Total	1,493,556	1.36	1,504,261	2.08	4,702,175	2.99
Inferred	106,856	1.41	429,607	2.00	8,566,036	3.32
Total Pit and UG - All
Measured	1,520,836	1.29	706,453	2.44	475,944	3.10
Indicated	933,197	1.28	4,474,324	2.12	5,254,964	3.03
Total	2,454,033	1.29	5,180,777	2.17	5,730,908	3.04
Inferred	130,904	1.37	1,338,277	2.53	11,570,300	3.32

(1)	Based on a gold price of $600 per ounce.
(2)

The Mineral Resources as set out in the table above have been estimated by AMEC (Marcello Trujillo under supervision of Emmanuel Henry who is a qualified person under NI 43-101 and a competent person under the JORC Code). The Mineral Resources are classified as Measured, Indicated and Inferred, in compliance with the National Instrument 43-101.

(3)	Numbers may not add up due to rounding.
(4)	Represents the Mineral Resource (including Inferred material) including that portion of the resource that, together with dilution, comprises the mineral reserves.

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Table 1-3: Proven and Probable Mineral Reserves(1)(2)(3)

			Contained
Ore Source	Ore	Gold	Gold
	Ktonnes	(g/t)	Koz
Proven Mineral Reserve
Taperebá AB	239	2.939	22.6
Taperebá C	159	2.427	12.4
Taperebá D	17	1.854	1.0
Urucum	396	2.322	29.6
Total Proven Mineral Reserve	811	2.515	65.6
Probable Mineral Reserve
Taperebá AB	1,518	2.513	122.6
Taperebá C	293	2.561	24.1
Taperebá D	35	1.836	2.0
Urucum	1,149	2.376	87.8
Total Probable Mineral Reserve	2,994	2.457	236.5
Total Mineral Reserve	3,806	2.469	302.1
Total Material Movement	Ktonnes	Strip Ratio
Taperebá AB	17,020	8.69
Taperebá C	2,976	5.58
Taperebá D	1,295	24.29
Urucum	8,112	4.25
Total	29,403	6.73
(1)	Based on a gold price of $575 per ounce.
(2)	The Mineral Reserves as set out in the table above have been estimated by Carlos Guzmán of NCL Brasil Ltda, who is a Qualified Person under NI 43-101 and Member of the AusIMM.
(3)	Numbers may not add up due to rounding.

Mining reserve analyses were carried out with Whittle Four-X, a Lerchs-Grossman based package, to develop a series of nested pits for each of the four mineral resource areas, considering the full open pit option and topography to the end of September 2007.

Optimized shells obtained only with oxide resources as ore were selected as guides for mine designs. The reserves are defined as mineral resources contained by the pit and above the internal cut-offs grades of 1.1 g/t of gold for every pit previously calculated. Contained measured resources are transformed to proven reserves and contained indicated resources are transformed into probable reserves. Inferred mineral resources are not converted to reserves and are instead treated as waste for mine planning purposes.

The total updated oxide mineral reserve for the Amapari project amounts to 3,806 ktonnes at a gold grade of 2.469 g/t and 302.1 thousand contained ounces. Table 1-3 summarizes the mineral reserve as of September 30, 2007.

1.7 Operations

Exploitation of the oxide mineral reserves is currently in progress by open-pit mining and heap leaching of agglomerated crushed ore.

The current Life of Mine plan shows production from current oxide mineral reserves until mid-2009. The exploitation and processing of the sulphide ore is being re-evaluated by MPBA. Salient operating statistics for the project for 2007 (up to September 30) are presented in Table 1-4.

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Table 1-4: Operating Statistics for Amapari Mine

Description	2007									YTD
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept
Ore – t	250,760	215,521	174,930	204,194	192,447	225,219	280,146	202,020	272,010	2,017,247
Waste – t	889,669	880,034	711,126	423,594	458,910	612,117	784,173	796,995	691,920	6,248,538
Total – t	1,140,429	1,095,555	886,056	627,788	651,357	837,336	1,064,319	999,015	963,930	8,265,785
Strip Ratio	3.55	4.08	4.07	2.07	2.38	2.72	2.8	3.95	2.54	3.1
Stockpiled Ore – t	0	0	0	0	0	0	0	0	0	0
Processed Ore – t	205,896	146,314	141,562	160,822	140,445	160,172	171,135	159,753	188,471	1,474,570
Total – t	205,896	146,314	141,562	160,822	140,445	160,172	171,135	159,753	188,471	1,474,570
Au Grade to Pad – g/t	2.29	2.91	2.67	2.57	2.34	2.54	2.27	2.42	2.54	2.49
Au recovery - %	80.6	73.3	62.7	65.7	72.9	69.9	64.7	61.7	60	67.8
Doré Produced – oz	8,096	9.498	9.546	7,556	7,071	8,060	8,120	7,152	6,930	72,029
Doré Sold - oz	9,599	6,978	11,488	7,553	7,778	7.907	7,360	7,921	6,947	73,531

1.7.1 Open Pit Mining Operation

Mining is currently underway in the Tapereba AB and Tapereba C pits. Two small pits Tapereba D1 and D2 were exhausted in 2006. Tapereba D3 remains to be mined. Pre stripping at Urucum pit commenced in October 2007.

The current pit designs do not include a provision for an ultimate pit to include mining of sulphide ore. In the case of the large pit at Tap AB, initial mining included stripping for the ultimate sulphide pit until late 2006. Only Urucum requires a push back with considerable stripping of waste to deepen the oxide pit for accessing the sulphide ore. No significant change in the current pit stages are required as a result of the reclassification of reserves to resources. Mining of Tapereba AB pit was the first to commence and will reach the sulphide mineralisation first. Optimizations with the new orebody models using the current gold price projections and operating costs are planned to confirm or improve the present pit designs.

1.7.2 Heap Leach of Oxide Mineralization

The results of testwork confirmed that conventional heap leaching would provide an economical recovery level on the oxidized mineralization. Testwork indicated that gold recovery approaching 95% could be achieved under test conditions in a 50-day leach period. On this basis, it was anticipated that a 90% gold recovery under normal operating conditions under a 70-day leach cycle could be achievable. However, operational history has shown that several factors including; the percentage of saprolite in the plant feed, heap heights, rainfall and irrigation system, can affect the rate of gold recovery from the heaps. Around 70% recovery is currently being achieved from ore with saprolite contents of 50% to 70%. Future production plans indicate an increase in the saprolite content to approximately 80% of the process feed. Historic operating data suggests that at this higher saprolite content, gold recovery will reduce to around 62%.

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Heaps are built up as 2 metre lifts, to total height of 6 metres, placed with conventional conveyors and stackers. The ore is crushed in a three-stage process to minus 1 inch before agglomeration. A typical heap cycle is 110 days including 90 days leaching, 10 days neutralization, washing, and drainage and the rest for heap construction and removal to waste. Cyanide consumption is estimated at 0.35 kilograms per tonne. There are a total of 4 pads each with a nominal capacity of 180,000 tonnes. The pregnant solution follows the conventional route of adsorption, desorbtion, and electrowinning.

The heap leach facilities are estimated to produce almost 220,000 ounces of gold over a period of approximately 2 years, with an average annual output of approximately 110,000 ounces per year. As of August 31, 2007, a total of 174,023 oz of gold have been produced from the 4.95 Mt of ore that has been stacked on the leach pads. Current recoveries for 2007 to the end of August average 68.8%.

1.7.3 Proposed Operations – Sulphide Ores

A pre-feasibility study was completed on the proposed mining of the sulphide ores. This study contemplated open pits and an underground mine to exploit the underlying sulphide resource when the oxide resources are depleted. MPBA intends to carry out a detailed feasibility study on the possibility of mining and milling the sulphide resources after further drilling has been carried out and the geological and metallurgical aspects of the sulphide zones are better understood.

1.8 Environmental and Permitting Considerations

An environmental management system and environmental management plans have been developed and implemented for the project. The aim of the system and plans is to meet all legislative requirements, minimize any possible environmental impacts and rehabilitate disturbed areas. The plans include monitoring and implementation of necessary remedial measures in relation to surface water, mine, plant and workshop effluents, air quality and gaseous emissions, noise and vibrations, plus licensing, rehabilitation of degraded areas, storage of residues, sanitation, internal and external auditing, and monitoring and control of impacts in areas adjacent to the mine area.

An external environmental audit of the Amapari Gold Mine was undertaken in May 2006 by Enesar Consulting Pty Ltd (Enesar). Enesar reviewers identified environmental issues at the Amapari Gold Mine and also evaluated community relations and development, the environmental management system, environmental liabilities and compliance. Eight environmental issues were identified:

  Fugitive sediment control and water quality.

  Cyanide management.

  Downstream water quality.

  Dust management.

  Solid waste management.

  Hazardous material management.

  Potential for acid rock drainage.

  Mine closure planning.

Issues relating to community relations and development and environmental management systems were also identified.

As a result of the audit several remediation actions were put in place. These included:

  Drainage improvement and increasing hydro seeding in the disturbed areas (61 ha completed).

  Fencing around the ponds with cyanide concentration >50mg/L CNWAD.

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  Flow meter installed at William Creek to monitor solids discharge following heavy rains.

  Water trucks operate during the dry season to control dust in mining areas and on external roads used to transport employees.

  Implementation of a selective solid waste collection and recycling program.

  Implementation of a hazardous material management program.

  On going ARD (acid rock drainage) testwork for sulphide ore.

  Review of the mine closure mine plan (January 2007).

The key environmental concerns of the sulphide mining operation relate to the tailings and waste rock dumps. A comprehensive environmental management and closure plan incorporating the results of the geochemical characterization studies and the mitigation and management measures is required to determine what measures are necessary to prevent acid generation from the sulphide tailings and waste rock materials. This will be considered in the sulphides feasibility study.

1.9 Additional Resources and Exploration Targets

Advanced exploration opportunities exist at the Amapari Mine which, Peak Gold believes, have the potential to extend the life of the oxide operation and potentially allow for mining of the sulphide ore.

1.10 Operating Costs

MPBA’s estimate of operating costs is shown in Table 1-5.

Table 1-5: Budget Operating Costs - $/t Ore Processed

Description	Unit Rate
Mining	$9.23/t Ore Processed
Process	$9.32/t Ore Processed
Refining	$8.72/oz Au
G&A	$4.81/t Ore Processed

MPBA’s estimates were prepared using an exchange rate of 1$US=1.90 Brazilian Real to the US Dollar and include current plans to reduce operating costs by approximately $6.2M per year. MQes cautions that these operational improvements may not be fully achieved.

The actual operating costs for 2007 as at August 31 are $10.25/t ore for mining, $10.47/t ore for processing and $5.68/t ore for G&A. Based on the actual operating costs and depreciation of the US dollar, MQes believes the MPBA estimate of future operating costs may prove optimistic.

1.11 Planned Capital Expenditures

The MPBA estimate of capital expenditure was based on an exchange rate of 1US$=1.90 Brazilian Real. The MPBA life of mine plan capital estimate is summarized in Table 1-6.

Table 1-6: Summary of Capital Costs

Description	2007	2008	2009	Total
Plant & Equipment	$526,316	$1,052,632	$0	$1,578,947
Delineation Drilling	$0	$0	$0	$0
Closure Costs	$2,640,000	$2,640,000	$2,640,000	$7,920,000
TOTAL	$3,166,316	$3,692,632	$2,640,000	$9,498,947

The capital costs include costs for deforestation, pit dewatering and waste dump construction.

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1.12 Cash Flow Summary

The financial analysis results of the MPBA production plans and estimates are shown in Table 1-7.

Table 1-7: MPBA Life of Mine Financial Summary

Description	Unit
Assumed Gold Price
2007	$/oz	$700
2008	$/oz	$600
2009	$/oz	$575
Production & Revenue		TOTAL
Total Ore & Waste Mined	Kt	29,404
Plant Feed	Kt	3,806
Grade Au	g/t	2.47
Gold Recovery		62.0%
Gold Sold	Oz	179,492
Gross Revenue from Sales	$ 000's	$109,328
State Royalty	$ 000's	-$1,093
Net Revenue	$ 000's	$108,235
Operating Costs
Mining	$ 000's	$35,115
Processing	$ 000's	$35,456
Refining	$ 000's	$1,564
G&A	$ 000's	$18,309
Total Operating Cost	$ 000's	$90,444
Capital
Plant & Equipment	$ 000's	$1,579
Closure Costs	$ 000's	$7,920
Changes in Working Capital	$ 000's	-$23,516
Total Capital	$ 000's	-$14,017
Total Costs	$ 000's	$76,428
Net Cashflow at Site		$31,807
Depreciation		$29,558
Operating Earnings		$2,249
Taxation Due		Nil
Net Cashflow after Tax & Depreciation	$ 000's	$2,249
Net Cashflow after Tax	$ 000's	$31,807

MQes cautions that the MPBA estimates include planned operational improvements that are estimated to reduce the operating costs by approximately 10%. MQes also notes the continued appreciation of the Brazilian Real against the United States Dollar.

MQes completed an alternative financial analysis addressing perceived risk issues including:

  Average of the past 12 months actual operating costs.

  Additional 15% to processing costs to account for the increased crushing costs of harder transition ore.

  Additional 20% for capital purchases to include delineation drilling.

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  An exchange rate of 1US$=1.82 Brazilian Real (as at end September 2007)

The results of this alternative analysis are compared to the MPBA analysis in Figure 1-1.

Figure 1-1: Comparison of the Alternative and MPBA Base Case Financial Analysis

The negative economics of the alternative analysis indicate the importance of achieving the MPBA cost improvements.

1.13 Conclusions, Recommendations and Risks

During the course of its review of the Amapari Mine MQes has noted the following concerns:

  To date the oxide ore treated has ranged from around 50% to 70% saprolite. This has resulted in an average gold recovery of around 70%. In order to balance the reserves MPBA plans to increase the saprolite content in process feed to 80%. Based on the available data from previous heaps with different saprolite contents, gold recovery is forecast to reduce to 62%. MQes recommends further study of the available data to confirm the recovery estimates. Furthermore MQes recommends MPBA review the current mine production program to investigate whether overall mine economics can be improved with a different plant feed composition.

  Transition ore is yet to be identified in the resource model. Transition material is harder than the oxides currently mined and is expected to result in higher mining and crushing costs. Furthermore, gold recovery from transition ore has yet to be identified by metallurgical testwork. MQes recommends that work be completed to quantify and schedule this material in more detail and confirm the cost and recovery implications.

  The modeled surface for a portion of the area surrounding the Tapereba AB and C open pits was based on drill hole collar surveys. MQes recommends that these areas be surveyed and the resulting topographic map be incorporated into the larger topographic surfaces being used for the mine model to confirm waste stripping requirements.

  Previous studies indicate that ground water inflows to the open pits will be reduced by the clays present. The existing AB3 pit has now passed below the elevation of the water table and water inflows are relatively low as predicted. However there is risk that water inflows could increase resulting in elevated dewatering costs. Continued monitoring of pit inflows should be maintained.

  The importance of planned operational improvements with consequent reduction in operating costs has been demonstrated in the financial analysis. Actual costs for the past twelve months are higher than those forecast by MPBA. There is risk that these improvements will not be fully achieved. MQes recommends close monitoring of all the operational improvement plans and additional studies for cost reduction.

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  MQes notes the continuing appreciation of the Brazilian Real against the United States Dollar. Appreciation of the local currency negatively impacts the mine economics.

Upside potential is offered by continuation of current high gold sales prices and by continuing study of the potential for the mining of sulphide resources by open pit and underground mining methods.

1-13

SECTION 2
INTRODUCTION AND TERMS OF REFERENCE

2.0 INTRODUCTION AND TERMS OF REFERENCE

2.1 Scope of Work

Mine and Quarry Engineering Services Inc. (“MQes”) was retained by Peak Gold Ltd. (formerly GPJ Ventures Ltd.) to provide a technical review of the mineral resources and reserves and operational facilities at the Amapari Mine in Amapá state, Brazil, of Mineração Pedra Branca do Amapari (“MPBA”). The review was requested in connection with the acquisition by GPJ Ventures Ltd. of Goldcorp Inc.'s Amapari Mine in Brazil and its Peak Mine in Australia. A separate technical report was submitted with respect to the Peak Mine.

In connection with the transaction, GPJ Ventures Ltd. changed its name to Peak Gold Ltd. The acquisition of the Amapari and Peak Mines was completed on 2 April, 2007.

Due to substantial changes in the data supporting the mineral resource and reserves MPBA decided to update these prior to completion of a current technical report. MQes has prepared the review of the metallurgy, financial evaluation and other aspects of the operational review for this report. AMEC worked with the geology department of MPBA to complete the resource estimate presented in this report. NCL has prepared a new mineral reserve estimate and production plan.

MPBA was a wholly owned subsidiary of Goldcorp Inc. and is now a subsidiary of Peak Gold Ltd. The assets, which are located within the Amazon Basin, approximately 135 km northeast of Macapá (220 km by road) and some 15 km from Serra do Navio, comprise an open pit mine and heap leach plant for processing oxide ore. Conventional open pit mining techniques using truck and shovel are used to mine and transport ore to the heap leach plant for gold recovery. The heap leach process utilizes an on-off heap leach pad comprising a stacker, conveyors and a reclaimer. Oxide ore is currently mined from the Taperebá AB and C open pits.

Bullion is produced on site and is transferred from the mine to Umicore Brasil Ltda (São Paulo) to be refined. Gold sales are negotiated with Mitsui & Co. Precious Metals Inc. and the Bank of Nova Scotia.

2.2 Participants

The facilities were visited by MQes during March, 2007. Mr. Douglas Hartzell, geologist, visited the MPBA site from March 2 to 6 and again from March 20 to March 27. Mr. Howard Steidtmann, MAusIMM mining engineer and Mr. Christopher Kaye, MAusIMM process engineer visited the MPBA site from March 2 to 5 and March 2 to 4 respectively.

Trevor Jones, geological consultant to MPBA supervised the revisions of the geological interpretations.

2-1

Rodrigo Marinho, geological consultant visited the site from January 23 to 25, 2008 to provide an independent review of the geological interpretation and model used for estimation.

Marcelo Trujillo, mining engineer, visited the site from May 2 to 16, 2007 during work on the geological and resource model.

Carlos Guzmán, mining engineer, MAusIMM, visited the site from October 16 to 17, 2007 during work on the reserve estimate update.

Each of the individuals who carried out the site visits is either a Qualified Person under National Instrument 43-101 (NI 43-101) or did so under the supervision of a Qualified Person. Table 2-1 summarizes the personnel involved in the study.

2-2

Table 2-1: Study Personnel

Person	Company	Office Location	Title	QP	Site Visit	Area of Work	Section of Report
Chris Kaye	MQes	San Mateo	Process Engineer	QP	March 2-4, 2007	Study Management; Metallurgical Review	2 – 6, 16, 18, 19.1, 19.4-19.11, contributed 1,20 - 22
Doug Hartzell	MQes	Reno	Geologist		March 2-6 and 20-27, 2007	Initial Geology Audit, Peer Review
Dr. Mohan Shrivastiva.	MQes (FSS subconsultant to MQes)	Toronto	Geostatistician		-	Initial Geology Audit; Peer Review
Howard Steidtmann	MQes	Reno	Mining Engineer	review	May 2-5, 2007	Mine Engineer Review
Marcello Trujillo	AMEC	Santiago	Mining Engineer, Resource Estimator	QP	-	Supervision of Resource Estimate	17.3 to 17.7, contributed to 1, 17.1, 17.2, 19.11.2, 20 to 22
Carlos Guzmán	NCL	Belo Horizonte	Mine Engineer	QP	October 16-17, 2007	Mineral Reserves	17.8, 17.9, 19.2, 19.3 contributed to 1, 20-22
Dick Lewis	Independent	Sydney, Australia	Principal Geologist		November 16 –December 2, 2006	Reviewer, Geology and Resource Estimate
Cesar Torresini	MPBA	Site	Mine Manager		Staff	General
Rodrigo Alves Marinho	AMEC	Santiago	Geologist	QP	January 23 to 25, 2008	Geology, Sampling	7 – 15, 17.1, 17.2, contributed to 1, 20 - 22
Alfredo Nunes	MPBA	Site	Chief Geologist		Staff	Geology, Resource Estimation
Sergio Pena	MPBA	Site	Chief Mining Engineer		Staff	Mine Engineering
Fabio Velarde	Independent	Santiago, Panama	Consultant Metallurgist		April 23 – June 22, 2007	Process, Metallurgical

All the assets described in this report were visited by the MQes, AMEC or NCL personnel. Discussions were held between MQes, AMEC, NCL and MPBA management and responsible staff.

2.3 Principle Sources of Information

This report is based primarily on information provided by Peak Gold, Goldcorp, and MPBA, supported by personal observations by MQes, AMEC and NCL personnel. MQes, AMEC and NCL did not drill any holes on the properties nor take any independent samples, as part of its technical review.

2-3

The principal documents referred to in this study are listed in Section 22 of this report.

Metric units of measurement are used in this report, with quantities expressed in metric tonnes (t) except for Troy oz (oz) of gold. References to currency are expressed in United States dollars (US$), and in Brazilian Reals (R$). The exchange rate used in this report is the average rate for the month of September 2007 which was US$1 to R$1.90.

The descriptions of the properties and ownership thereof provided in this report are for general information only. MQes, AMEC and NCL did not perform any legal investigation, nor did it review the relevant agreements between the parties, and makes no assertions as to title of the various parties.

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SECTION 3
RELIANCE ON OTHER EXPERTS

3.0 RELIANCE ON OTHER EXPERTS

MQes, AMEC and NCL have reviewed and analysed data provided by MPBA, its consultants and previous operators/explorers of the mine properties, and has drawn its own conclusions therefrom, augmented by its direct field examination. MQes, AMEC and NCL have not carried out any independent exploration work, drilled any holes nor carried out any sampling and assaying. However, the presence of gold in the local rocks is substantiated by the established mining history by MPBA. NCL have performed estimation of reserves at MPBA.

While exercising all reasonable diligence in checking, confirming and testing it, MQes, AMEC and NCL have relied upon the data presented by MPBA in formulating its opinion.

The various agreements under which MPBA holds title to the mineral lands for these projects have not been investigated or confirmed by MQes, AMEC or NCL. MQes was provided with a list of tenements by MPBA and their land title lawyer (Ianê Pitrowsky da Rocha, lawyer with FFA legal & Support Companies, Rio de Janeiro) and MQes has relied upon the legal due diligence or title opinion being conducted by the legal counsel (Pinheiro Neto Advogados, March 2007) for Peak Gold in conjunction with the transition to confirm the validity of the mineral title claimed by MPBA.

The metallurgical, geological, mineralization, exploration technique and certain procedural descriptions, figures and tables used in this report are taken from reports prepared by MPBA and its consultants. MPBA is the company which holds the mining and exploration leases and operates the Amapari mine.

MPBA estimates and reports its mineral resources and mineral reserves using the current (2004) version of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code). For this reason, and because of the use of extracts from an AMEC mineral report provided to MPBA, NCL will generally use JORC terminology throughout the report and provide a reconciliation to the CIM Definition Standards – For Mineral Resources and Mineral Reserves (December 11, 2005) in Sections 17 and 19 of this report.

MQes, AMEC and NCL are pleased to acknowledge the helpful cooperation of MPBA management and staff, all of whom made requested data available and responded openly and helpfully to all questions, queries and requests for material.

3-1

SECTION 4
PROPERTY DESCRIPTION AND LOCATION

4.0 PROPERTY DESCRIPTION AND LOCATION

4.1 Project Location

The Amapari Mine is located in Amapa State in northern Brazil (Figure 4-1). The latitude and longitude of the property are 0°51’ North, 51°52’ West, and UTM coordinates are 94,000N, 402250E (Zone 22N; SAD69).

Figure 4-1: Location of Amapari Mine in Brazil

The mine is 135 km directly northwest of the city of Macapa (population of approximately 300,000) and the distance by road is approximately 220 km. Macapa is the capital of Amapa State and is located on the north bank of the Amazon River estuary (Figure 4-2).

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Figure 4-2: Amapari Location Map

Amapari River
Araguari River
BR210
SERRA DO NAVIO
AMAPARI MINE
PEDRA BRANCA DO AMAPARI
COARACI NUNES HYDROELETRICAL STATION
BR156
PORTO GRANDE
BR210
Amazon River
MACAPÁ
SANTANA
POWERLINE 69 KVa
RAILWAY
ASPHALT ROADS
ROADS
MAIN RIVERS
CITY
TOWN/VILLAGE
MPBA MINERAL RIGHTS BOUNDARY
MMX MINERAL RIGHTS
N
W
E
S
Scale 1:1.000.000
0 10 20 30 40 50 Km
MPBA
LOCATION MAP
Layout by Geoprocessing Center-MPBA

4-2

4.2 Property Ownership

The following description of mineral title sets out MQes’ understanding of such title within the Brazilian system. The status of the holdings reflects statements made to MQes by representatives of MPBA. MQes has not examined any claims records or any agreements regarding mineral title of the Amapari Mine Property. The details provided are for general information purposes only and must not be taken as a legal description or a rendering by MQes of an opinion as to title.

Mineral title in Brazil is controlled and guided by principles embodied in the Federal Constitution and by the Brazilian Mining Code, as amended. Constitutional Amendment Number 6 of August, 1995 removed previous restrictions on foreign ownership control of mineral resources.

The Federal Constitution of 1988 vests ownership of the mineral resources of the country in the Brazilian Federal State. It encompasses the principle of separation of ownership of the surface rights and sub-surface mineral rights. The Mining Code covers all aspects of claiming and holding mineral rights. Mineral rights are administered by the National Department of Mineral Production (“Departmento Nacional de Producao Mineral”, or “DNPM”).

The Amapari Mine property covers approximately 231,139 hectares comprising 38 mostly contiguous claims and a mining license (Table 4-1, Figure 4-3). The claims were previously held by seven entities, namely AngloGold Ashanti Brasil Ltda (AAB), Mineração Tanagra Ltda (MT), Mineração Dorica Ltda (MD), Mineração Vale dos Reis Ltda (MVR), Mineração Serra da Canga Ltda (MSC), Mineração Pedra Branca do Amapari Ltda (MPBA) and Marina Norte Empreendimentos e Mineração S/A (MNEM). The claims of AAB and one of MT are in process of cession to MPBA; the claims of MD and MT are in process of cession to MNEM, and the claim areas of the MVR are in process of cession to MSC (70% owned by MPBA). MPBA notes that the mineral rights controller (FFA Legal Simples Ltda) has confirmed that the title transfer will progress after the grant of the exploration permits.

By agreement dated May 21, 2003 all rights and responsibilities in the Amapari Property held by AngloGold and its subsidiaries were transferred to Mineração Pedra Branca do Amapari Ltda. (“MPBA”), at that time a wholly-owned subsidiary of EBX. On January 9, 2004, 100% ownership of MPBA was acquired by Wheaton River Minerals Ltd. (as of March, 2007 MPBA was a wholly owned subsidiary of Goldcorp Incorporated). MPBA now has 100% interest in 26 of the exploration claims totaling 153,446.4 hectares.

The 8 claims held by MVR total 44,397.0 hectares. MPBA will indirectly hold a 70% interest in these claims once the title is transferred to MSC. The mineral rights controller for MPBA (FFA Legal Simples Ltda) has confirmed that the exploration permits are in cession but government records are still being updated. For the titles that have not had exploration permits granted yet, the title transfer will progress after the permits are granted.

Details of the current property holdings (as provided by MPBA’s mineral rights controller, FFA Legal Simples Ltda., and current as of September, 2007) as shown in Figure 4-3 are provided in Table 4-1. MPBA reports that property boundaries of all exploration and drilling permits are established by registering the coordinates of the area with the DNPM. Property boundaries for the mining license were surveyed and concrete survey monuments were placed at vertices of the mining area in agreement with DNPM documents.

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Table 4-1: Amapari Mine Property - List of MPBA Mineral Rights and Mining License

0DNPM #	Stage	Application or Authorization	Owner	Registered	Area (has)	State	Authorization	Month of Auth.	Tax Due Date	Tax (R$)	Expiry Date	STATUS	OBSERVATIONS
858.000/98	3	Exploration Permit Renewal	MPBA	Anglo Gold Ashanti	7,884.08	Amapa	0	5	31-Jul	18,449	05/05/09	In Process	Cession of title to MPBA; DNPM records in process
858.017/95	3	Exploration Permit Renewal	MPBA	MPBA	643.77	Amapa	0	5	31-Jul	1,506	05/05/09	In Process	-
858.092/96	3	Exploration Permit Renewal	MPBA	MPBA	123.93	Amapa	0	10	31-Jan	290	13/10/09	In Process	-
851.766/94	1	Request for Exploration/Drilling	MPBA	DORICA	8,982.86	Amapa						In Process	Cession of title to Marina; DNPM records in process
851.770/94	1	Request for Exploration/Drilling	MPBA	DORICA	4,746.61	Amapa						In Process	Cession of title to Marina; DNPM records in process
851.771/94	1	Request for Exploration/Drilling	MPBA	DORICA	8,750.06	Amapa						In Process	Cession of title to Marina; DNPM records in process
852.336/94	2	Exploration Permit	MPBA	MPBA	919.04	Amapa	603/04	1	31-Jul	1,425	OK	Concluded	
858.013/03	2	Exploration Permit	MPBA	MPBA	226.59	Amapa	7913/03	9	31-Jan	351	OK	Concluded	
858.013/04	2	Exploration Permit	MPBA	MPBA	8,329.44	Amapa	9434/04	9	31-Jan	12,911	OK	Concluded	
858.016/04	2	Exploration Permit	MPBA	MPBA	4,870.78	Amapa	9435/04	9	31-Jan	7,550	OK	Concluded	
858.017/04	2	Exploration Permit	MPBA	MPBA	2,527.46	Amapa	9436/04	9	31-Jan	3,918	OK	Concluded	
858.037/03	2	Exploration Permit	MPBA	MPBA	3,110.72	Amapa	7824/05	7	31-Jan	4,822	11/07/08	In Process	
858.054/04	2	Exploration Permit	MPBA	MPBA	971.40	Amapa	859/05	1	31-Jul	1,506	25/01/08	In Process	
858.062/04	2	Exploration Permit	MPBA	MPBA	5,771.49	Amapa	9438/04	9	31-Jan	8,946	OK	Concluded	
858.065/05	2	Exploration Permit	MPBA	MPBA	9,322.90	Amapa	12487/05	11	31-Jan	14,450	18/11/08	In Process	
858.264/96	2	Exploration Permit	MPBA	MPBA	10,000.00	Amapa	4427/06	5	31-Jul	15,500	11/05/09	In Process	
850.863/87	3	Exploration Permit Renewal	MPBA	MPBA	10,000.00	Amapa	0	6	31-Jul	23,400	19/06/09	In Process	
858.038/99	3	Exploration Permit Renewal	MPBA	MPBA	3,647.99	Amapa	0	5	31-Jul	8,536	05/05/09	In Process	
858.263/96	3	Exploration Permit Renewal	MPBA	MPBA	9,690.63	Amapa	0	5	31-Jul	22,676	05/05/09	In Process	
858.265/96	3	Exploration Permit Renewal	MPBA	MPBA	10,000.00	Amapa	1579/01	5	31-Jul	23,400	05/05/09	In Process	
855.033/94	1	Request for Exploration/Drilling	MPBA	MPBA	3,262.30	Amapa						In Process	
858.012/03	3	Exploration Permit Renewal	MPBA	MSCANGA	9,828.85	Amapa	4744/03	10	31-Jan	23,000	13/10/09	In Process	-
858.052/02	3	Exploration Permit Renewal	MPBA	MSCANGA	8,064.79	Amapa	0	6	31-Jul	18,872	19/06/09	In Process	-
858.053/02	3	Exploration Permit Renewal	MPBA	MSCANGA	2,621.34	Amapa	0	6	31-Jul	6,134	19/06/09	In Process	-
858.060/02	3	Exploration Permit Renewal	MPBA	MSCANGA	8,809.41	Amapa	0	10	31-Jan	20,614	13/10/09	In Process	-
850.865/87	2	Exploration Permit	MPBA	MVREIS	6,198.73	Amapa	6389/04	7	31-Jan	9,608	OK	Concluded	Cession of title to MSCanga; DNPM records in process

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0DNPM #	Stage	Application or Authorization	Owner	Registered	Area (has)	State	Authorization	Month of Auth.	Tax Due Date	Tax (R$)	Expiry Date	STATUS	OBSERVATIONS
850.866/87	2	Exploration Permit	MPBA	MVREIS	4,494.07	Amapa	9388/04	7	31-Jan	6,966	OK	Concluded	Cession of title to MSCanga; DNPM records in process
858.012/99	2	Exploration Permit	MPBA	MVREIS	1,376.85	Amapa	8484/06	9	31-Jan	2,134	04/09/09	In Process	Cession of title to MSCanga; DNPM records in process
855.037/94	3	Exploration Permit Renewal	MPBA	MVREIS	2,289.02	Amapa	0	6	31-Jul	5,356	19/06/09	In Process	Cession of title to MSCanga; DNPM records in process
850.852/87	1	Request for Exploration/Drilling	MPBA	MVREIS	3,453.00	Amapa						In Process	Cession of title to MSCanga; DNPM records in process
850.857/87	1	Request for Exploration/Drilling	MPBA	MVREIS	9,173.85	Amapa						In Process	Cession of title to MSCanga; DNPM records in process
850.858/87	1	Request for Exploration/Drilling	MPBA	MVREIS	7,411.48	Amapa						In Process	Cession of title to MSCanga; DNPM records in process
855.399/94	1	Request for Exploration/Drilling	MPBA	MVREIS	10,000.00	Amapa						In Process	Cession of title to MSCanga; DNPM records in process
854.262/93	1	Request for Exploration/Drilling	MPBA	TANAGRA	9,793.10	Amapa						In Process	Cession of title to Marina DNPM records in process
858.050/95	1	Request for Exploration/Drilling	MPBA	TANAGRA	9,300.09	Amapa						In Process	Cession of title to Marina; DNPM records in process
858.051/95	1	Request for Exploration/Drilling	MPBA	TANAGRA	6,371.28 6,371.28	Amapa						In Process	Cession of title to MPBA; DNPM records in process
858.062/95	1	Request for Exploration/Drilling	MPBA	TANAGRA	8,982.41	Amapa						In Process	Cession of title to Marina; DNPM records in process
858.063/95	1	Request for Exploration/Drilling	MPBA	TANAGRA	5,217.5 5,217.50	Amapa						In Process	Cession of title to Marina; DNPM records in process
851.676/92		**Mining License Approved 4/14/2004**	**MPBA**	**MPBA**	**3,971.41**	**Amapa**		**4/14/2004**				**In Process**	
TOTAL PROPERTIES HELD BY MPBA					***231,139.23***					262,318			
858.114/04	2	Mining License Request	MPBA	MMX	69.03	Amapa	1831/05	3	31-Jul	107	01/03/08	Concluded	Cession of title to MMX; DNPM records in process
852.730/93	3	Mining License Request	MPBA	MMX	4472.08	Amapa	0	5	31-Jul	23,400	05/05/09	Concluded	Cession of title to MMX; DNPM records in process
858.010/99	3	Mining License Request	MPBA	MMX	930.88	Amapa	0	12	31-Jan	22,383	OK	Concluded	Cession of title to MMX; DNPM records in process
					5,471.99					45,890

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Figure 4-3: Property Ownership Map

4-6

Figure 4-4: Schematic of Brazilian Exploration and Mining License Approval

Article18 M.C.
Article26 M.C.
Request for Exploration + Exploration Plan
Request for Desistence
Authorization(Permit)
Article22 M.C.
Annual Fee Per Hectare 1ST Year
Request for Relinquishment
Annual Fee 2nd Year
Article20 M.C.
1ST Year
Annual Fee 3rd Year
2nd Year
Article37 and 38 M.R.
Article31 M.R.
Preliminary Report Request for permit Re ewal Until 60 Days Before the Permit Expires
Renewed Permit 2-3 Yers
Renewed Permit 2-3 Yers
Negative Exploration Final Report (Inside of Term)
Article23 M.C. and 27 M.R.
Positive Exploration Final Report
3rd Year
Negative Exploration Final Report (Out of Term)
Field Inspection By DNPM
Denied Aproval By DNPM
Dead File
Publication of the Aproval of the Exploration Final Report
1 Year
Article31 and 32 M.C.
Minig Plan or Economic Exploration Plan
Denied Aproval By DNPM
Dead File
Deliver to Competent Environmental Agency the Environmental Report (LP)
Deliver to DNPM the environmental, License (LI)
Request for Relinquement
Mining Concession
Annual Mining Report
LO required annually

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4.3 Mining License and Permitting

A Mining License #851.676/92 is registered in the name of Mineração Pedra Branca do Amapari Ltda. (Table 4-1). Granting of the license involves environmental licensing, a procedure carried out by the State Agency for the Environment. The process is described in Figure 4-4 and comprises three steps: (1) Preliminary License (“LP”); (2) Installation (Construction) License (“LI”); and (3) Operational License (“LO”).

The LP was issued October 23, 2002, the LI was issued on August 29, 2003 and the LO was issued on February 25, 2005. The LO permits the immediate commencement of commercial production and is valid for one year. This license is renewable for an identical period, provided that the annual mining report is presented to the authorities and that MPBA complies with the environmental and mining regulations. The area covered by the Mining License (3,971.41 hectares) was legally surveyed as required for DNPM to issue the mining license (“Termo de Imissão de Posse”). Concrete survey monuments were placed at vertices of the mining area in agreement with DNPM documents.

Surface rights covering the Mining License are held by the federal government of Brazil. The administration of the Mining License area was previously transferred within the Federal Government administration to INCRA (Instituto Nacional de Reforma Agraria) — the National Institute for Colonization and Agrarian Reform, for the purposes of being included in the National Agrarian Reform Program. As the result of applications from Itajobi (Mineracao Itajobi Ltda., part of the international AngloGold/Anglo American mining group), when it was the applicant for the Mining License and subsequently from MPBA, INCRA’s regional office (Amapa) issued on August 22, 2003 a final report confirming that the area, in fact, is not suitable for agriculture, and should likewise be excluded from the National Agrarian Reform Program.

On September 16, 2004, INCRA (through Ordinance No. 676), declared that the area is not suitable for land reform and transferred the surface rights to the Federal Property Authority (Secretaria do Patrimônio da União). MPBA has applied to the SPU to obtain surface rights over the area covering the Mining License. These surface rights should be granted as a matter of course and MPBA believes there are no grounds for opposition.

The area of the current Mining License covers the entire mineral resource, reserve and sufficient adjacent areas necessary for the current and contemplated mining operations, as shown in Figure 4-3. It should be noted that none of the currently reported mineral resources or reserves are located on the joint venture block of claims (Mineração Serra da Canga Ltda.). The property boundaries of the mining lease are set with a small post with the National Department of Mineral Production (“DNPM”) inscriptions, the license number and corner number. Once MPBA received their mining license, DNPM completed a survey and issued a document known as the “Imissão de Posse da Jazida” which confirms that the Company is the owner of the Mining Lease. The Exploration Permits are treated differently as no physical marks are allowed. These Permits allow for exploration license only and are valid until a report is filed before the DNPM either confirming they can be economically exploited, in which case DNPM grants a Mining Lease, or they are cancelled if they are not economical. The boundary control for exploration is based on specific geographic points established by the DNPM and tied in a Geodesic coordinate system guided by GPS monitoring points associated with aerial images.

4.4 Royalties and Agreements

4.4.1 Properties 100% Held by MPBA

For the properties that are held 100% by MPBA the company pays mining royalties to the federal government of 1% of gross revenue less the costs of transport and refining.

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4.4.2 Properties Partially Held by MPBA

Mineração Serra da Canga (MPBA 70% / MVREIS 30%)

The ownership interests in the Mineração Serra da Canga Ltda. properties were based on an agreement established between Mineracao Itajobi Ltda. (and now assumed by MPBA) and Mineração Vale dos Reis.

All expenses (including costs associated with mineral rights, exploration costs, feasibility study, and others studies) are paid for by MPBA.

If exploration results in a mineral resource then MPBA will prepare a feasibility study. At that time MPBA will present a financial statement of investments related to the feasibility study to Vale dos Reis. If Vale dos Reis:

  Pays their pro rata share of the investments (30%) then the interests will remain as it is and Vale dos Reis will receive R$ 7.21/oz produced (after production starts) based on the reserves reported in the feasibility study. If the reserves increase, an additional R$3.60/oz produced will be paid for the extra ounces in the reserves;

  Does not pay their pro rata share of the investments, MPBA can acquire and dilute the Vale dos Reis interest;

If the interest of Vale dos Reis is reduced to 5% or less, then the payment will be converted to a production royalty of 5%.

MMX 100%

Three claims that were previously part of the Amapari Property (and noted on Table 4-1 and Figure 4-3) are now in cession from MPBA to MMX Mineração & Metálicos S.A. (MMX). An agreement was signed between MPBA and MMX which allows MMX to mine iron ore from the claims with payment of a royalty to MPBA of 1% of gross revenue. Also, MMX must provide all exploration information to MPBA. Any gold mineralization on the properties becomes a resource of MPBA and can be mined by MPBA without payment of royalties to MMX.

The MMX mine is not yet in production and MQes has not reviewed any details of the project as part of this NI43-101 report. As such no financial benefit is assumed from this source in the financial analysis in this report.

4.5 Environmental Permits and Liabilities

4.5.1 Environmental Permits

A list of current environmental permits issued to MPBA is provided in Table 4-2. The permits are generally renewed annually and require submission of a report or a site inspection. During the site visit the mine operations license was in the process of being renewed and a site inspection by SEMA inspection was completed on March 7, 2007. The permit was subsequently renewed with validity until April 9, 2008.

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Table 4-2: MPBA Operating Licences

	LICENCE		VALID TO	SEMA [1] Process
	NUMBER	TYPE	(dd/mm/yyyy)	number	Observation
Mine (General)	L0 0038/2007	Operations Licence	09/04/2008	32000-0274/2004
Granite	LO 0158/2006	Operations Licence	20/09/2007	32000-2020/2005	Renewal in process.
Power Line	LO 0156/2007	Operations Licence	13/09/2008	32000-2391/2004
Airstrip	LI 0006/2007	Installation Licence	06/02/2008	32000-2392/2004	Under construction
Oil Tanks	LO 0102/2007	Operations Licence	16/07/2008	32000-0112/2005
Granite Pit	0018/2007	Deforestation Licence	13/09/2008	32000-0579/2007	2.62 ha
Arrependido (Exploration)	0017/2007	Deforestation Licence	13/09/2008	32000-0580/2007	24.25 ha
Urucum Este III (Exploration)	0016/2007	Deforestation Licence	13/09/2008	32000-0231/2007	81.25 ha
TAP AB Sul (Exploration)	0015/2007	Deforestation Licence	16/07/2008	32000-0400/2007	36.75 ha
AB 1 e 2 Pit (Complement)	0014/2007	Deforestation Licence	16/07/2008	32000-0401/2007	9.07 ha
Bananeira North (Exploration)	0006/2007	Deforestation Licence	06/02/2008	32000-2058/2006	61.42 ha
Waste Dump - TAP C	0005/2007	Deforestation Licence	06/02/2008	32000-1022/2006	12.33 ha
GAP I (Exploration)	0004/2007	Deforestation Licence	06/02/2008	32000-1021/2006	1.15 ha
AB Pit (Complement)	0003/2007	Deforestation Licence	06/02/2008	32000-3025/2006	7.6 ha
Bananeira Sul (Exploration)	0008/2006	Deforestation Licence	17/11/2007	32000-0994/2006	66.64 ha
Urucum Pit	0007/2006	Deforestation Licence	17/11/2007	32000-0993/2006	59.08 ha
Airstrip	0006/2006	Deforestation Licence	17/11/2007	32000-0992/2006	63.36 ha
Waste Dump AB 1 and 3	0005/2006	Deforestation Licence	26/10/2007	32000-0999/2006	81 ha
Urucum Este II (Exploration)	0004/2006	Deforestation Licence	26/10/2007	32000-0997/2006	1.971 ha
Urucum Access	0003/2006	Deforestation Licence	26/10/2007	32000-0995/2006	6.56 ha
Explosives, Cyanide, Nitric Acid	17501	Register Certificate	17/05/2008	Military Agency
Hydrochloric Acid, Sulfuric Acid, Sodium Hydroxide	00043554-6	Licence Certificate	06/10/2007	Federal Police (2006-003690)	Renewal in process.
Archeology	377	Permit	21/12/2007	National Institute

1) Secretaria De Estado Do Meio Ambiente – “SEMA” (Government Environment Agency)

4.5.2 Environmental Liabilities

An external environmental audit of the Amapari Gold Mine was undertaken in May 2006 by Enesar Consulting Pty Ltd (Enesar) and a final report was received in September 2007. Enesar reviewers identified environmental issues at the Amapari Gold Mine and also evaluated community relations and development, the environmental management system, environmental liabilities and compliance.

Eight environmental issues were identified:

  Fugitive sediment control.

  Cyanide management.

  Downstream water quality.

  Dust management.

4-10

  Solid waste management.

  Hazardous material management.

  Potential for acid rock drainage.

  Mine closure planning.

The issues and recommendations for dealing with them are discussed in Section 19.8 of this report. Enesar also indicated that potential environmental liabilities could come from:

  Fugitive sediment control

  Wildlife fatalities from cyanide poisoning

  Cyanide transport

No existing environmental liabilities in these areas, or any other areas, were identified to MQes during this review.

4-11

SECTION 5
ACESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Project Access

The nearest major populated centre to the Amapari Mine is Macapa (Figures 4-1 and 4-2). Macapa is served by scheduled airline service (6 flights per day), mainly via the city of Belem in Para State with connections to Brasilia and other Brazilian cities.

Road access to the site is by 100km of paved road (Highway #BR210) to Porto Grande followed by 80 km of unpaved road (BR210) to the town of Pedra Branca do Amapari (population 4,000; see Figure 5-1, Table 5-1). The road continues for a further 20 km to Serra do Navio (population 3,300) and the mine access road extends 16km from Serra do Navio to the mine site gate. Total driving time to site from Macapa is approximately 3 to 4 hours depending on road conditions.

Table 5-1: Distance and Travel Times by Road

From	To	km	hours	Condition
Macapa	Porto Grande	100	1	Paved
Porto Grande	Pedra Branca do Amapari	80	1.5	Dirt
Pedra Branca do Amapari	Serra do Navio	20	0.5	Dirt
Serra do Navio	Amapari Mine	16	0.25	Dirt
Total		216	3.25

Charter flights can be arranged from Macapa to a 1,100m long graded dirt airstrip at Pedra Branca do Amapari. The flight duration is around 40 minutes.

MPBA is currently constructing an airstrip adjacent to the access road and immediately in front of the mine site gate.

Serra do Navio is essentially a mining town established in the 1950’s by ICOMI when a manganese mining operation commenced nearby. The manganese mine was shut down in 1998. The town appears to have been well maintained and much of the mining work force is said to remain (Micon, 2003).

5-1

Figure 5-1: Detailed Location Map of Amapari Mine Property

Amapari River
Araguari River
BR210
SERRA DO NAVIO
AMAPARI MINE
PEDRA BRANCA DO AMAPARI
VILA CACHORRINHO
CUPIXI
BR210
POWERLINE 69 KVa
RAILWAY
MAIN ROADS
MAIN RIVERS
VILAGES
MPBA MINERAL RIGHTS BOUNDARY
MMX MINERAL RIGHTS
N
W
E
S
0 6 12 18 24 km
MPBA
DETAILED LOCATION MAP
Layout by Geoprocessing Center-MPBA

5-2

5.2 Climate and Physiography

The site is just north of the equator and the climate is hot and humid. The annual average temperature is about 28ºC reaching a maximum of 35ºC and a minimum of 23ºC. Relative humidity is 95%; rains are abundant and sometimes torrential. Annual rainfall is about 2,370 mm. The rainy season is year-round, with about 75 % falling in the first six months of the year (Figure 5-2).

Figure 5-2: Monthly Rainfall Data for the Amapari Mine 1957-1992 (AngloGold 2002)

There is a drier period between August and December; the remaining months being wetter. High rainfall affects the performance of the heap leach pad operation and therefore impacts gold recovery.

The winds are predominantly from a northeastern and northern direction in the winter, and a westerly and southeasterly direction in the summer, both having an average velocity of 6km/h. Windspeeds are up to 22km/h.

The mine property covers an area of gentle relief with local hills. Elevations range between 100 and 300masl. The area covered by the mining license is sufficient for the open-pit operations designed for the known mineral resources, as described herein, including areas for heap leach pads and waste rock disposal.

The Amapari River passes through the property and numerous secondary and tertiary drainages feed into this main river. Flooding during the rainy season can cause the narrow waterways (“ïgarapés”) to form extensive lakes and “agapós” in the lower-lying areas.

The tropical rainforest of the Amazon region has dense vegetation and wide variety of flora and fauna. Soil quality of the area is poor, lateritic and lacks in phosphates and carbonates. The humus layer is usually thin.

5-3

5.3 Local Infrastructure and Services

The state of Amapa has approximately 480,000 inhabitants and the nearest populated centres are Serra do Navio (3,300), Pedra Branca do Amapari (4,000) and Macapa (300,000), the regional centre and Amapa state capital.

ICOMI built a railway to connect the manganese mine with the port of Santana on the Amazon River, near Macapa. The rail line extends from near Serra do Navio to the port and parallels the road access. The railway is currently being refurbished by MMX and now offers passenger transport from Serra do Navio to Macapa, which is estimated to be a 3 hour journey. MPBA plans to use the railway to transport cargo, such as cement, by December, 2007 with resultant cost savings.

The nearest port is at Santana, the terminus of the railroad, and 20 km southwest from Macapa (Figure 4-2). MPBA is able to rent storage or lay down areas at the port if required.

Eletronorte, the federal government-owned public utility, manages the state power system. Power generation is comprised of hydroelectric and thermal stations. Thermal power provides about 75% of the Amapa State installed power needs.

The Coaraci Nunes hydroelectric power station, with a capacity of 75MW, is situated near Porto Grande and has been in operation since 1975 (Figure 4-2). The Santana thermal power station was expanded in 1998 and added 35MW to the total system, creating a surplus that will be further increased when the third turbine is installed at Coaraci Nunes.

Power for the Amapari Mine is supplied to site via a 69 KVa high tension line from the Coaraci Nunes hydroelectric station in Porto Grande to a substation in Serra do Navio. MPBA established a branch line to the mine. A 13.8KVa substation is located at the Amapari Mine site and power is distributed at 220V within the administration buildings, shops, and warehouse.

5-4

SECTION 6
HISTORY

6.0 HISTORY

Manganese deposits were discovered in the region shortly after World War II and this led to the establishment of a major mining operation at Serra do Navio in the 1950’s by Industria e Comercio de Minerios S/A (ICOMI) and Bethlehem Steel.

Further exploration in the project area was carried out jointly by Anglo American and ICOMI in the 1970’s, resulting in the location of base metal and gold geochemical soil anomalies and the finding of garimpeiro alluvial gold workings. Exploration ceased in 1978 when ICOMI left the joint venture.

In 1992, a re-evaluation of the early data plus further activities of garimpeiros led Anglo American1 to apply for and obtain claims from DNPM over the Amapari area. Fieldwork in 1994 was based on a model of gold mineralization associated with iron formations. The fieldwork resulted in the discovery of the mineralized shear zone and the subsequent intensive exploration work that led to an estimation of mineral resources in 1996. The mineral resource estimate was subsequently revised in 1998.

After the formation of, and transfer of Anglo American’s rights to AngloGold in 1998, an infill drilling campaign in 1999 was undertaken and the mineral resources were again updated in 2001. A feasibility study by AngloGold on the oxide resources was completed in October, 2002.

The property was acquired by EBX (a Brazilian company controlled by Eike Batista) in May, 2003 for US$18M. EBX prepared a revised feasibility study based on the AngloGold feasibility study for the oxide resources and produced a separate pre-feasibility study for the mining of the sulphide resources.

The Amapari property was acquired by Wheaton River Minerals Ltd. in January 2004. Goldcorp Inc. subsequently merged with Wheaton River in April, 2005. The acquisition by GPJ Ventures of the Amapari and Peak Mines from Goldcorp was completed on 2 April, 2007.

The mine construction was initiated in July of 2004 and gold production commenced in September 2005. To the end of September 2007, in excess of 5.224M tonnes of ore have been mined with production of 180,953 ounces of gold.

Resource estimates were updated on several of the deposits in 2004, 2005 and 2006. The current estimate is presented in Section 17 of this report and utilized the drill hole database as of April 30, 2007 and the available topography as of September 30, 2007.

________________________________
1 Operated as Minorco.

6-1

SECTION 7
GEOLOGICAL SETTING

7.0 GEOLOGICAL SETTING

7.1 Regional Setting

The South American Precambrian Shield comprises some 50 percent of the bedrock in Brazil and consists of major Proterozoic deformation zones surrounding cratonic nuclei of Archean age. The three principal cratons are the Guyana Craton in the north, the Amazon (or Guapore) craton immediately south of the Amazon River, and the São Francisco Craton situated between the Amazon Craton and the coast. The cratons are mostly a granite gneiss complex including some highly metamorphosed supracrustal belts, of which greenstone belts represent a small portion.

Remoteness and lack of outcrops due to deep weathering prevent detailed stratigraphic and structural mapping across most of the greenstone belts. However, stratigraphic and structural elements typical for greenstone belts worldwide are well recognized in most South American examples. The consistent northeasterly trend of inferred extensions within granite-greenstone belts across northeastern South America suggest they have formed during a single major event.

The Amapari mineral deposits are located within the Guyana Craton, described by several authors as the Maroni – Itacaiunas mobile belt. This belt runs from Pará and Amapá States of northern Brazil through the Guyanas and into Venezuela. The regional structure is marked by a northwestern trending foliation parallel to the main lithologic contacts.

7.2 Property Geology

The western part of the Amapari property (about 25% of the area) is underlain by basement gneiss. The balance of the property area is underlain by ortho-amphibolite and meta-sedimentary rocks of the Vila Nova Group (1.75 to 1.9 billion years old), composed essentially of gneisses, granites, amphibolites, banded iron formations (BIF), massive iron formations, schists and quartzites (Table 7-1). These units are intruded by granitic pegmatites, diabase dykes and gabbro bodies.

The metasediments are similar to what has been named the Serra do Navio Formation in the nearby area that was mined by ICOMI for manganese.

The metasediments hosting the gold mineralization within the Amapari property lie along the limb of a syncline (Figure 7-1). On the south end of the syncline the strike is north-south, with dips ranging from 65 to 85 degrees to the west. To the north the dip becomes vertical to dipping slightly northeast, with the strike trending north-northwest.

The gold mineralization is associated with iron- and carbonate-rich units of the chemical sedimentary sequence known as the William Formation (Table 7-1). Ore mineralization is predominantly associated with the banded iron formation facies (BIF) but carbonate and calc-silicate rocks also host economic mineralization. Sub-economic mineralization may be hosted by any of the lithologies shown in the stratigraphic column (Table 7-1) except the late intrusions.

Laterite and lateritic colluvium are common throughout the area and tend to be thicker over topographic highs, with thick laterites developed in proximity to BIF. Colluvium is characterized by deeply weathered rock that no longer displays any trace of original structure and commonly has angular fragments that indicate limited transport. The colluvium hosts secondary mineralization.

7-1

Table 7-1: Stratagraphic Column

	Intrusives	Basic	Db	Gabbro/diabase	Dykes of diabase and gabbro
		Acid	Gran./ Peg	Pegmatites
VILA NOVA GROUP	Clasto-pelitic Sedimentary Unit	Quartz Domain	QMX	Muscovite quartzites	Muscovite–quartz schist, muscovite quartzite, locally with fuchsite and/or sillimanite
		Pelitic Domain	QBX	Quartz-mica schists	Quartz-biotite-muscovite schist w/ garnets, interspaced with lenses of calc-silicates, iron formation and muscovite.
	Clasto-chemical Sedimentary Unit	Transitional Unit	RANF	Quartz-grunerite cummingtonite schist w/ garnets, chlorite and biotite	Quartz-amphibole schists and amphibole schists with lenses of silicate facies iron formation and calc-silicates.
	Chemical Sedimentary Unit (William Fm.)	Ferruginous Domain	FFER	Iron formation, silicate facies	Garnet-hornblende-grunerite-diopside; magnetite-grunerite-hornblende schists.
			BIF-O	Iron formation oxide facies	(Grunerite)-quartz-magnetite/hematite, sometimes with garnets and diopside.
			BIF-OS	Iron formation oxide-silicate facies	(Hornblende)-diopside-grunerite-quartz with magnetite; (diopside)-hornblende-garnet, quartz-magnetite-grunerite schist.
		Calc-magnesian Domain	CALC	Schists w/ diopside porphyroblasts	Actinolite-tremolite-diopsides, hornblende-diopsides, amphibole-diopsides, with epidote, biotite and garnets
			RCB	Marble and carbonate schists	Calcic marble, serpentine marble with tremolite, forsterite, fayalite, hastingsite, chlorite and magnetite; actinolite-tremolite-carbonate schists.
	Volcanic Unit		MTB or ANF	Metabasics ortho-amphibolites	Plagioclase amphibolites, biotite-amphibole schists, plagioclase-cummingtonite-hornblende schists.

A north-south trending shear zone appears to control gold mineralization by carrying gold-bearing hydrothermal fluids or remobilizing existing mineralization; this can be justified by the presence of mineralization found in BIF that was not deformed by shearing. Mineralization is both conformable and not conformable with meta-sedimentary contacts in the William Formation.

7-2

Figure 7-1 Property Geology Map

Amapari River
Araguari River
AMAPARI MINE
GEOLOGY LEGEND
Paleoproterozoic
Archean
LEGEND
MAIN RIVERS
MPBA MINING LICENSE
MPBA MINERAL RIGHTS BOUNDARY
MMX MINERAL RIGHTS BOUNDARY*
N
W
E
S
Escala 1 : 600.000
0
6
12
18
24 km
MPBA
GEOLOGY MAP
Layout by Geoprocessing Center-MPBA

7-3

SECTION 8
DEPOSIT TYPES

8.0 DEPOSIT TYPES

Gold deposits such as those at Amapari are typically encountered in “greenstone belts” of meta-sedimentary/volcanic rocks in Archean-Proterozoic terranes worldwide and, specifically, in the Guyana Shield areas north of Brazil. Locally, some mineralized zones indicate high temperature hydrothermal activity with skarn-type characteristics. These characteristics include the presence of mineral assemblages such as garnet, diopside-hedenbergite, actinolite, epidote, hornblende etc., which indicate a temperature of formation above 475 degrees C.

Gold and other metals such as copper, lead and zinc were carried by metasomatic fluids through channels resulting from shearing and faulting. Precipitation of metal is associated with reactive rocks including calc-silicates and iron formations. The presence of pegmatites indicates a possible granitic intrusion at depth as a potential source of the mineralizing fluids.

Deep tropical weathering and oxidation produced near-surface saprolitic mineral deposits overlying the primary sulfide mineralization. A laterite and lateritic colluvium layer above the saprolite commonly hosts secondary mineralization.

8-1

SECTION 9
MINERALIZATION

9.0 MINERALIZATION

Mineralization at Amapari is controlled by a north-south shear zone. The texture and mineralogy along the shear zone indicates high-temperature hydrothermal alteration. The interaction of favourable rocks, structure, heat and mineralized solutions produced the primary sulphide concentrations. This zone exhibits intense hydrothermal alteration, particularly silicification and sulphidation, bearing auriferous pyrrhotite and pyrite. The alteration is most intense in the proximity of reactive meta-sediments such as the banded iron formation (BIF), followed by amphibolite, carbonate schist and to a lesser extent in calc-silicate rocks. The presence of superimposed foliation, brecciation and silicification indicates some remobilization of the auriferous mineralization.

The mineralogy, geologic environment, age and the type of sulphides (essentially pyrrhotite and pyrite) may be indicative of a Homestake deposit model (by Berger, 1986) that is hosted principally by iron-formation or chemical sediments affected by local skarns.

Mineralization can be found in the fresh rock at depth, where sulphides are not oxidized, in a saprolite zone created by in situ weathering of the underlying rocks and also in colluvial deposits, which overlie the saprolite mineralization as a blanket, spreading out over the hill slopes. The saprolite and the colluvial mineralizations are collectively grouped together as “oxide mineralization” but are modeled separately for resource estimation and also treated separately during mining.

Sulphide shoots follow shear plane foliation, often crosscutting the BIF and other host meta-sediments. Host rocks are poor in sulphide and gold outside the shears and faulted zones. The accumulation of auriferous massive and/or disseminated sulphides in zones of fractures and folds, and forming plunging ore shoots, often crossing lithological contacts, suggests an epigenetic or remobilization event.

The mineralization at Amapari occurs in a series of deposits over a 7km strike length of the shear zone, along a north-south line of topographic ridges. From south to north, these deposits have been named Tapereba A, B, C and Urucum. Subsequent infill drilling may reveal the entire zone to be mineralized along the trend. Higher grades are associated with the more intensely hydrothermally-altered rocks.

The locations of the deposits are shown in Figure 9-1.

9.1 Primary or Sulfide Mineralization

Sulfide mineralization within fresh rock is only found in drill core and does not outcrop at Amapari. Pyrrhotite and pyrite are the most abundant sulfides. Chalcopyrite, arsenopyrite, sphalerite and galena occur in trace amounts (less than 1 percent). At Urucum the mineralization occurs with intense silicification and pyrrhotite is the dominant sulfide. At Tapereba, the gold is associated with masses containing 5 to 10% pyrite, and pyrrhotite only occurs in trace amounts.

The individual sulfide masses are several meters thick, and can be elongated on strike along north-northwest or north-south orientations. The sulphides extend in depth along a plunge dipping from 10º to 15º at about N10ºW. The dip ranges from almost vertical at Urucum, to 30° at the southern Taperebá deposits.

9-1

Gold occurs primarily with pyrrhotite (Urucum Zone) and pyrite (Tapereba Zone). Studies show that the gold occurs as free gold and not tied into the crystal lattice of the sulfide minerals (and, hence, should be relatively easily liberated during processing).

Mineralization is not confined to any particular lithology, nor is it concordant with lithological contacts.

9.2 Saprolite Mineralization

Intense tropical weathering reaching down 100 to 130 metres has caused the formation of saprolite, that is, an in situ oxidation of the primary sulfide mineralization and host rocks. The saprolite consists mainly of iron oxides and hydroxides, clay and silica. Ore zones within saprolite follow the strike, dip and plunge of the primary sulfide mineralization. Semi-decomposed remnants of the primary mineralization become more frequent with depth.

Weathering has left much of the saprolite material amenable to free-digging but some of the saprolite will require blasting prior to excavation. The mineralization in these more competent zones may range from entirely oxidized to partially or even completely primary sulfides. The occurrence and size of hard zones will increase with depth. A surface that demarcates the transition to more competent rock was modeled using the weathering code during resource estimation.

9.3 Colluvial Mineralization

The colluvial deposits occur along north-south trending ridges cut by William Creek. The creek is at about 115 m elevation and the ridges reach 300 m. The top and slopes of the ridges are covered by alluvial and colluvial sediments. It is difficult to separate them in the field and therefore they are collectively named colluvium.

All ore shoots are covered by mineralized colluvium which varies according to the subsurface lithology. The grades of mineralization in colluvium tends to reflect the grade of underlying ore shoots, with patches of low grade or barren colluvium usually reflecting low grade or barren underlying saprolite zones. However, zones of mineralization in colluvium tend to be wider than in underlying saprolite due to mechanical transport and development of some secondary mineralization due to variations in surface soil chemistry.

Deep weathering and intense fixation of iron in the upper portions of the soil often creates a laterite horizon. The top of the colluvium is usually a layer rarely more than 1 m thick composed of silty, clayey and sandy materials, poor in fragments of limonite. Immediately below there is a variable layer up to 10 m thick containing lateritic fragments rich in iron oxide dispersed in a ferruginous clay-sand matrix which becomes rich in manganese at the base.

The colluvium deposits are heterogeneous, reflecting the varied subsurface lithologies. Occasionally there are semi-decomposed, angular fragments of these lithologies within the colluvium.

9-2

Figure 9-1: Mineralized Zones

398,000
400,000
402,000
404,000
406,000
408,000
410,000
100,000
98,000
96,000
94,000
92,000
90,000
88,000
URUCUM
TAP C
TAP D
TAP AB
MAIN RIVERS
MAIN ACCESS
MINERALIZED ZONES
MINES
PLANT
MPBA MINING LICENSE
N
S
W
E
Scale 1 : 75000
0
750
1500
2250
3000m
MPBA
MINERALIZED
ZONES
Layout by Geoprocessing Center-MPBA

9-3

9.4 Other Mineralization and Exploration Targets

MPBA has prioritized the opportunities for delineating additional mineral resources and for testing of exploration targets based on proximity to the existing infrastructure and also the potential for success (Table 9-1). The highest priority is to add extensions to current resources along the known mineralized trends and adjacent to the Tapereba AB, C, D and Urucum deposits (Figure 9-2). These targets may result in additional oxide and sulphide mineral resources.

Near mine targets include mineralization on the north trending (Gap target) and the northwest trending (Vila do Meio deposit) portions of the BIF. Vila do Meio is hosted within the portion of the iron formation that is on the MMX properties however, the agreement with MMX is such that the gold mineralization belongs to MPBA. Other exploration targets along or immediately adjacent to the known trends include Urucum Leste, Bananeira, Urucum W, Igarapé do Braço, and Timbo. Some of these targets are on property held by Serra da Canga and therefore would be subject to the terms described in section 4.4.2 of this report.

Other regional exploration targets include geochemical and geophysical anomalies: Sucuriju –Ferradura and Jospeh-Alto Cupixizinho.

Table 9-1: MPBA Prioritized Exploration Targets

Target	Location	Rank	Type
Urucum		1	Oxide and Sulphide orebodies
Tapereba AB	Mine Extensions		Oxide and Sulphide orebodies
Tapereba C			Oxide and Sulphide orebodies
Tapereba D			Oxide orebodies
Vila Do Meio		2	Soil geochem, IP magnetics anomalies, gold in grab samples, oxide gold deposit identified
Urucum Leste		3	Soil geochem, gold in rock samples, deposit identified
Gap		4	Soil geochem, IP, magnetics, gold in drill holes.
Bananeira	Near Mine	5	Soil geochem, gold in grab samples, chargeability anomaly
Urucum W		6	Soil geochem, gold in rock samples
Igarapé do Braço		7	Soil geochem anomalies
Timbo		8	Soil geochem anomalies, gold in grab samples, chargeability anomaly
Sucuriju – Ferradura	Regional	9	Stream sediments, soil geochem and magnetics anomalies
Jospeh-Alto Cupixizinho		10	Stream sediments, soil geochem anomalies.

9-4

Figure 9-2 Mineralized Zones and Exploration Targets

395000
400000
405000
Timbó
Urucum W
Urucum
Leste
100000
Urucum
Gap
Bananeira
Tap C
Arrependido
Tap D
95000
Tap AB
Heap Leaching
Facilities
Taperabá Sul
Vila do Meio
90000
Igarapé do Braço
85000
395000
400000
405000
1000
0
1000
2000
3000
(meters)
NEAR MINE EXPLORATION TARGETS
Amapari Gold Mine Lay Out
Soil Geochemistry Colored Image
Au
(ppm)

9-5

SECTION 10
EXPLORATION

10.0 EXPLORATION

10.1 Exploration by Previous Owners

Initial exploration activities in the 1970’s produced strong lead-zinc soil geochemical anomalies in the Amapari area where a banded iron formation (BIF) outcrop was found in the vicinity of garimpeiro workings. Exploration work was suspended in 1978, recommenced in 1994 by Minorco or Anglo American, for base metals and for gold, and was discontinued in 2001. This exploration effort comprised broad scale investigations such as geological mapping, geochemical and geophysical surveys, and led to the discovery of the mineralized shear zone in 1994. The discovery was followed by intensive investigation of the mineralized zone, consisting primarily of reverse circulation drilling, auger drilling and core drilling. Table 10-1 summarizes the channel and drill hole sampling programs completed on the property.

10-1

Table 10-1: Summary of Sampling and Drilling on the Amapari Property

Description	Year	Type	# of Channel	Length of Sampling (m)
			Holes
Minorco[2]	1995-1996	Auger Holes	888	7,533.45
Minorco	1996-1998	Channel Samples	1,296	4,354.20
Minorco	1995-1998	Reverse Circulation Holes	448	36,255.00
Minorco	1996-1998	Diamond Drill Holes	279	57,473.56
Anglo Gold (Infill)	1999	Channel Samples	151	193.45
Anglo Gold (Infill)	1999	Reverse Circulation Holes	217	2,477.00
Anglo Gold (Infill)	2000	Diamond Drill Holes	89	5,385.95
Anglo Gold (Twin)	2000	Diamond Drill Holes	10	693.80
Wheaton (Step out)	2003-2004	Reverse Circulation Holes	26	1,806.00
Wheaton (Condemnation)	2004	Auger Holes	231	189.20
Wheaton (Condemnation)	2004	Reverse Circulation Holes	5	136.00
Wheaton (Step out)	2004	Channel Samples	10	24.35
Wheaton (Geotechnical)	2004	Diamond Drill Holes	11	1,256.05
Wheaton/Goldcorp (Infill)	2004-2005	Channel Samples	77	117.45
Wheaton/Goldcorp (Infill)	2004-2005	Auger Holes	775	1,294.65
Wheaton/Goldcorp (Infill)	2004-2006	Diamond Drill Holes	111	12,803.05
Wheaton/Goldcorp (Condemnation)	2004-2006	Diamond Drill Holes	11	1,520.50
Wheaton/Goldcorp (Step out)	2004-2006	Diamond Drill Holes	56	7,023.95
Wheaton/Goldcorp (Infill)	2004-2007	Reverse Circulation	57	4,663.75
Goldcorp (Exploration)	2004-2007	Diamond Drill Holes	73	9,841.55
MPBA GC	2005	Auger Holes	231	1,037.9
MPBA GC	2005	Diamond Drill Holes	1	26.25
EBX (on MMX Property)	2005-2006	Diamond Drill Holes	312	18,214.55
MPBA (Exploration)	2005-2007	Auger Holes	1,924	10,396.27
MPBA (Exploration)	2006	Reverse Circulation Holes	4	303.50
MPBA (Infill/Step Out)	2006	Diamond Drill Holes	1	506.30
MPBA (Metallurgical)	2006	Diamond Drill Holes	4	490.70
MPBA (Exploration)	2006-2007	Channel Samples	58	195.50
MPBA (Step Out)	2006-2007	Diamond Drill Holes	22	7,512.50
TOTAL			7,353	193,726.38

10.1.1 Geochemical Surveys
Soil Geochemistry

[2] Minorco was controlled by Anglo American

10-2

After the establishment of the mineralization trend, a soil sampling and geological mapping grid was established, extending some 10km north-south by 2 to 4km east-west. Transverse sampling lines were established at 100m (locally 50m) intervals across the main north-south grid direction, with sampling of the B soil horizon at 20m intervals along the sample lines.

Geochemical analysis on the minus 80 mesh sample fraction was carried out for Au (+5ppb detection limit), As, Cu, Pb, Zn, Ni, and Co (all at +1ppm detection limits), as well as Cr (+10ppm detection limit).

Using a threshold of 100 ppb Au, the results showed a belt of gold anomalies generally following the strike of the BIF. As well, a cluster of lead and zinc anomalies, at a threshold of 500ppm Pb and 200ppm Zn, was located southwest of this belt.

Mineralized shoots were defined by gold values over 200ppb. Three of these were found in the northern part of the mineralized trend and were named Urucum A, B, and C; at the southern end, three shoots were located and named Tapereba A, B, and C. A gold anomaly associated with a lead anomaly southwest of the main gold trend, was named Tapereba D.

Anglo American completed 229 line km of soil sampling totaling over 11,000 samples. Figure 10-1 represents the soil geochemistry coverage over the properties.

10-3

Figure 10-1: Representation of Soil Geochemistry

10-5

Rock Geochemistry

Exposed rock, natural as well as those exposed by road cuttings, drill site clearing and other excavations, were sampled, generally along 1m channels. The channel samples were prepared following standard procedures and assayed for gold.

Anglo American collected over 4,500 surface or channel samples.

10.1.2 Geophysical Surveys

Ground Magnetics

A ground magnetometer survey was carried out over 208km of the geochemical grid lines, with readings every 20m. Information was digitally recorded with a Geometrics G-856 magnetometer. Daily magnetic variations were measured at the camp with a fixed magnetometer.

VLF-EM Survey

An electromagnetic VLF-EM survey of the geochemical sampling grid was completed along 162km of grid lines over gold and lead-zinc anomalies. This survey was undertaken using a Geonics EM-16, using a dedicated TX-27 transmitter.

Airborne Magnetics

An airborne magnetics and gamma-spectrometric (channels of U, Th and K) survey was carried out over the deposits and neighbouring areas, with lines at 250 m intervals and with control lines every 4 km. The fly height was 100m above the topographic surface.

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Figure 10-2: Airborne Geophysical Anomaly Related to Banded Iron Formations

Airborne Electro-Magnetics

A time domain electro-magnetic survey, using the Anglo American proprietary “Spectrem” technology was developed over the deposit and other areas, with lines at 200 m intervals, representing 4,600 km-lines, or approximately 2,650 km2. The fly height was 100 m above the topographic surface.

Geological Mapping and Investigation

All surface exposures were geologically mapped along the geochemical grid lines, as were road cuts, drill sites, et cetera. Subsequently, the geological map was refined by the addition of drill hole information.

Petrographic and other studies were made on thin and polished sections of rock samples taken at the surface and from core holes. This work was done to obtain information regarding the lithology, the mineralization and the origin of the deposits. These studies were done by CLM Petrografia LTDA, of Rio de Janeiro, and by the Laboratório de Caracterização Tecnológica of the Departamento de Mineração e Metalurgia da Escola Politécnica da Universidade de São Paulo.

10.1.3 Exploration Drilling

Drilling programs completed by Minorco/Anglo American, AngloGold, Wheaton and Goldcorp are discussed in Section 11 of this report.

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10.2 Exploration by MPBA

Recent exploration at Amapari by MBPA has been directed at deeper sulphide targets in fresh rock. Work has also focused upon further definition of oxide potential in the areas between Tapereba A+B and C and further definition of the lateral extent of mineralization.

10.2.1 Topographic Surveys

The topographic grid was originally surveyed, in the UTM system, using GPS. Detailed surveys of surface features, soil and channel sample sites, excavations, drill hole locations, etc were carried out by theodolite.

During work in support of permit applications in late 2003 an error in some of the established control points was discovered. A contractor, Aerosul, was engaged to further investigate the problem. Control points that were in error were corrected. Subsequent to making corrections to all affected control points a second contractor, Sertoplan, was engaged to resurvey drill collars. About 90 percent of the collar markers were found. The collar survey database has a flag which indicates whether a hole was resurveyed. Holes that were not located were corrected on the same basis as the average of the other holes. On average, the total distance correction between old and new collar coordinates (X, Y and Z) was 15 to 20 metres.

A discrepancy between drill hole collars and topography on the north of the property, in the Urucum area was identified during the initial due diligence for GPJ Ventures. MPBA believed the differences were due to errors in the topographic surface being used (aerophotogrametric interpretation), rather than in collar coordinates. A ground survey was completed in May 2007 and the resource estimate was recalculated.

10.2.2 Exploration Drilling

MPBA drilling programs are discussed in Section 11 of this report.

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SECTION 11
DRILLING

11.0 DRILLING

Drilling at Amapari includes auger, reverse circulation (RC), and diamond drill holes. The drilling was carried out in three major campaigns, an initial campaign by Minorco or Anglo American (1995-1998), AngloGold (1999-2000) and subsequent in-fill, condemnation and exploration drilling by Wheaton or Goldcorp through MPBA (2003 to date).

Table 11-1: Drilling Summary

					MPBA
	Minorco		AngloGold		(Wheaton/Goldcorp)
	1995-1998		1999-2000		2003-2007		Total
Type	Number	Metres	Number	Metres	Number	Metres	Number	Metres
Auger	888	7,533	0	0	3,136	11880	4,024	19,413
RC	448	36,255	217	2,477	92	6909	757	45,641
Diamond	279	57,473	99	6,079	290	40980	668	104,534
Total	1,615	101,262	316	8,556	3,518	59,770	5,449	169,588

11.1 Drilling by Previous Owners

A large proportion of the early drilling programs comprised reverse circulation (RC) drilling and auger drilling. The auger drilling was carried out to investigate the mineralized colluvium and the RC holes were used primarily to test the oxide. Diamond drilling was used to investigate the primary sulfide mineralization as well as the overlying oxide mineralization that was encountered.

The first drilling program (1995-98) was undertaken by contractors SETA Servicios Tecnicos Minerais Ltda, GeoService Ltda and Servsonda Ltda. A later, infill drilling campaign (1999) was carried out by Diana Drill Ltda. The drilling is summarized in Table 11-2.

Table 11-2: Summary of Drilling by Previous Owners

		In-fill	Step-out		Exploration			Total
Type	Number	Metres	Number	Metres	Number	Metres	Number	Metres
Auger	775	1,294.65	0	0.00	1,924	10,396.27	2,699	11,690.92
RC	274	7,140.75	26	1,806.00	4	303.50	304	9,250.25
Diamond	200	18,189.00	56	7,023.95	73	9,841.55	329	35,054.50
Total	1,249	26,624.40	82	8,829.95	2,001	20,541.32	3,332	55,995.67

11.2 Reverse Circulation Drilling

RC drill holes were laid out on sections 100m apart across anomalous zones in gold, with holes drilled at 40-m intervals along these sections. Subsequently, an infill RC drill program was completed to produce an overall section line spacing of 50m.

11-1

Holes of 3 inches diameter were angled to the west, generally at minus 60o, and drilled through the mineralized section or to the sulfide zone.

Samples were taken every metre. With the mineralized zones typically dipping about 60o E, and the holes angled at 60o W, the true thickness of a one-metre sample is about 85cm. For more steeply angled holes, the true thickness would be proportionately less.

A total of 38,199 m of RC drilling was completed in 659 holes.

11.3 Auger Drilling

The auger drilling program was carried out primarily to investigate the mineralized colluvium immediately above and adjacent to the sub-outcrops of the mineralized shoots and to cover all areas with gold-in-soil geochemical values greater than 100 ppb. Holes were vertical and usually less than 10m deep. Samples were taken for every 1m of penetration.

The auger grid spacing was 50 by 40m. A total of 7,533m was completed in 887 holes.

11.4 Diamond Drilling

The objective of the diamond drilling program was to investigate both the saprolite mineralization and the sulfide mineralization below it. However, the hole locations were laid out such that the program also served as an infill drilling program for the oxide mineralization defined by the RC drilling pattern. In general, the diamond drill sections were spaced 100 m apart.

The diamond drill holes commenced with HQ size in the colluvium/saprolite, reducing to NQ size in the hard rock. Holes were inclined at various, relatively steep angles to intersect the sulfide mineralization at various depths.

Diamond drilling was also used to twin RC holes to check the accuracy of RC samples.

A total of 63,553m of diamond drilling was completed in 377 holes.

11.5 Drilling by MPBA

Drilling by MPBA has focused upon in-fill work necessary to support detailed mine planning for the oxide pits, step-out drilling to determine the extent of oxide mineralization and deep drilling to reach sulfide targets. Current drilling by MPBA is focused to define oxide potential between Tapereba AB and C as well as to define the extent, grade and nature of sulfide mineralization at depth.

Table 11-3 provides a summary of drilling by MPBA for further definition of the gold resource and reserves. An additional 11 core holes (1,256m) not reflected in this table have been drilled to support geotechnical investigations.

11-2

Table 11-3: Summary of Drilling by MPBA

	In-fill		Step-out		Exploration		Total
Type	Number	Metres	Number	Metres	Number	Metres	Number	Metres
Auger	775	N/A	0	N/A	1,844	N/A	2,619	N/A
RC	57	4,664	26	1,806	4	304	87	6,773
Diamond	111	12,803	56	7,024	65	8,864	232	28,691
Total	1,020	17,467	92	8,830	1,971	9,167	3,083	35,464

At the time of the site visit there were 4 drill rigs in operation and 2 rigs being commissioned at site. Table 11-4 provides a summary of the drill capacity and production. All drills use a wire-line system with triple-tube core barrels. On average the larger rigs produce about 17 metres of core per day.

Table 11-4: Exploration drills on site as of April 2007

	Average Core Production	Capacity			Core
Rig	(metres/day)	(Depth in m)	Status	Contractor[1]	Size
1209	23.8	1000	Full Capacity	RES	HQ/NQ
1208	18.6	1000	Full Capacity	RES	HQ/NQ
1203	17.3	1000	Full Capacity	RES	HQ/NQ
1202	18.1	1000	Full Capacity	RES	HQ/NQ
I800-001	19.3	450	Commissioning	FRE	HQ/NQ
I800-002	10.3	450	Commissioning	FRE	HQ/NQ

1 “RES” is Rede Engenharia e Sondagens; “FRE” is Fuad Rassi Engenharia

11-3

SECTION 12
SAMPLING METHOD AND APPROACH

12.0 SAMPLING METHOD AND APPROACH

12.1 Sampling by Previous Owners

Information on sampling methods used by previous owners is derived from published earlier reports, namely:

Micon – “Review of the Amapari Project” (43-101 Technical Report), dated September 29, 2003 Atlantico – “Amapari Project Oxide Ore Mining: Open Pit & Heap Leaching Feasibility Study”, dated September 2003 AngloGold – Mineracao Itajobi Ltda. Feasibility Study – Amapari Project, dated October, 2002.

Sampling at the Amapari Project advanced from early regional exploration activities which led to the identification of mineralization, through RC, auger and diamond drilling on which the resource estimation is based, to sampling for pilot plant metallurgical testing for determining processing parameters to be considered in the feasibility study and now into daily mine operating control.

12.1.1 Geochemical Sampling

Soil sampling was carried out over a grid extending north-south for about 10km and east-west for about 2-4km. Samples were taken on east-west lines spaced at 100m (50m locally, in some cases), with sample sites 20m apart along the lines.

Individual soil samples were approximately 1-kg size. The samples were packaged in plastic bags, labeled and sent to the NOMOS Laboratory in Rio de Janeiro.

Geochemical sampling is not a precision analytical tool, but a primary exploration procedure to identify areas of anomalous metal values in soil that could indicate the presence of nearby or underlying mineralization. Inductively Coupled Plasma (ICP) analysis was used for the regional geochemical program, while samples from follow-up soil sampling over the main area of mineralization were analyzed by fire assay (with AA finish).

12.1.2 RC Drilling

RC drill samples were collected in plastic bags at the bottom of a cyclone at each drill. The rig and hole were blown out every 6 m to avoid contamination. Samples were collected every 1m and taken to the on-site facility for homogenizing and splitting with a Jones splitter to produce two 1 to 2kg fractions, one for shipping to the assay laboratory and one for storage on site.

12.1.3 Diamond Drill Cores

Drill core, HQ size in colluvium and saprolite and NQ size in unweathered rock, was placed in appropriate boxes at the rig and transported to the on-site core examination, sampling and storage facility.

After logging, the core was split longitudinally (both diamond saw cutting and a core splitter were variously utilized), with one-half taken for assaying. Sampling was undertaken according to lithology, with a maximum sample length of 1m. Samples packed in plastic bags were shipped to the assay laboratory for further preparation and analysis.

12-1

MQes examined the on-site core handling and storage facilities and found the facility to be satisfactory.

12.1.4 Auger Drilling

Samples from auger holes were taken every 1m down the hole. They were collected in plastic bags and sent to the on-site sample preparation facility where they were homogenized and reduced by quartering to two 1 to 2 kg fractions, one sent for assaying and one for storage.

No auger drilling was underway during the MQes site visit. In their report Micon stated that they were satisfied that the auger drilling and sampling was executed in accordance with industry standards.

12.1.5 Channel Sampling

Channel sampling was carried out in saprolite and colluvium wherever exposed in road cuts, drill platforms, and other excavations. Channels were normally 1m in length and individual samples were about 3kg in size.

Samples were placed in plastic bags and shipped directly to the NOMOS laboratory for assay.

12.2 Sampling by MPBA

MQes was provided a copy of the written procedures being followed for sampling of exploration drill holes. These procedures and accompanying forms were found to meet industry standard.

Basic parameters such as RQD and core recovery are measured/logged at the rig before core is put into boxes. Upon being placed in wooden boxes with proper depth interval markers the core is transported to a well-maintained, covered logging area. Subsequent to logging the core is cut in half along its length by diamond saw. Samples are taken on 1m intervals and one-half of the cut core is placed in a plastic bag. Each bag contains a numbered ticket from pre-printed booklets. Unlike samples from previous owners, which generally used non-unique sequential numbers beginning with “1” for the first sample in each hole, MPBA assigns a unique number to each sample.

In April 2007 the exploration group began commissioning a new sample preparation facility at the mine site. MQes inspected this facility while it was being commissioned and found it to be to acceptable standards. Prior to using this facility samples were transported to the SGS laboratory in Belo Horizonte for both sample preparation and assaying.

MQes did not visit the SGS commercial laboratory in Belo Horizonte.

The sampling methods and approach are reasonable for this style of mineralization. The samples are representative and there appear to be no discernible sample biases introduced during sampling.

12-2

SECTION 13
SAMPLE PREPARATION, ANALYSIS AND SECURITY

13.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY

13.1 Sample Preparation by Previous Owners

Information on sample preparation, analysis and security methods used by previous owners is derived from earlier reports, namely:

Micon – “Review of the Amapari Project” (43-101 Technical Report), dated September 29, 2003 Atlantico – “Amapari Project Oxide Ore Mining: Open Pit & Heap Leaching Feasibility Study”, dated September 2003 AngloGold – Mineracao Itajobi Ltda. Feasibility Study – Amapari Project, dated October, 2002.

13.1.1 Sample Preparation

Individual soil samples were approximately 1-kg size. They were packaged in plastic bags, labeled and sent to the NOMOS Laboratory in Rio de Janeiro, where they were prepared by industry standards for geochemical analyses.

Reverse Circulation (RC) drill samples were collected in plastic bags at the bottom of a cyclone at each drill. The rig and hole were blown out every 6m to avoid contamination. Samples were collected every 1m and taken to the on-site facility for homogenizing and splitting with a Jones splitter to produce two 1 to 2kg fractions, one for shipping to the assay laboratory and one for storage on site.

Drill core was placed in appropriate boxes at the rig and transported to the on-site core examination, sampling and storage facility. After logging, the core was split longitudinally (both diamond saw cutting and a core splitter were variously utilized), with one-half taken for assaying. Sampling was undertaken according to lithology, with a maximum sample length of 1m. Samples packed in plastic bags were shipped to the assay laboratory for further preparation and analysis.

13.1.2 Sample Analysis

Samples from the initial exploration and drilling campaign (1995-98) were sent to either the NOMOS Laboratory in Rio de Janeiro or to the MMV laboratory in Nova Lima for analysis. Soil samples were dried and screened to minus 80 mesh for analysis. Other samples were crushed, ground and homogenized to appropriate standards in preparation for assaying. NOMOS is a recognized commercial facility that is certified by the Conselho Regional de Quimica de Rio de Janeiro. MMV Laboratory is a division of Anglo American’s “Mineracao Morro Velho” gold mine, specialized in gold analysis in ore and exploration sampling. MMV laboratory is not a commercial laboratory with ISO certification.

Samples from the second (infill) drilling campaign in 1999 were analyzed at Lakefield Geosol Ltda. (part of the international SGS Lakefield Research group) in Belo Horizonte. Lakefield Geosol is an ISO9002 certified facility, specializing in analytical work for the minerals industry.

13.1.3 Gold Analysis

Other than for geochemical samples, all gold determinations were carried out by standard fire assay procedures. A 50-g fraction of sample was mixed with flux and smelted at 1,200 degrees C, with the gold collected by lead oxide. The prill obtained was dissolved in aqua regia with the gold content being determined by atomic absorption.

13-1

This analytical procedure had a detection limit of 10ppb Au for rock and core and 1 ppb Au for soils.

13.1.4 Base Metal Analysis

For base metal determinations, a 2-g sample was digested in hot aqua regia, neutralized with 40ml of ammonium acetate, and analyzed for Cu, Zn, Pb, Ni, Co and Cr by atomic absorption. Arsenic was determined colorimetrically.

Detection limits for the procedure were 1ppm, except for Cr (10ppm), and arsenic, (5ppm).

13.1.5 Analytical Quality Control

At the NOMOS laboratory internal quality control was carried out by means of standards and blanks. To each batch of 45 samples, two artificial standards, one sample standard and two blank samples (one made up of reagents, one quartz) were added, bringing each batch to 50 analyses. Accuracy of the analytical procedure is determined by the standard samples; the reagent blank measures any reagent contamination and the quartz blank determines the extent of contamination during the sample preparation process. At least 30 percent of the samples of varying grades in each group are subjected to repeat analysis.

Details of internal quality control at MMV and Lakefield Geosol were not provided.

13.1.6 Sample Security

MQes was not aware of any specific procedures that would guarantee the security and integrity of exploration samples.

Drill hole samples were collected and placed in marked plastic bags which were placed in sacks and then shipped to the assay laboratory. Sample submission forms list the samples included in the shipment. Any discrepancies are reported by the laboratory once they are received.

13.2 Sample Preparation by MPBA

13.2.1 Sample Preparation

There are two distinct streams of samples currently being processed at Amapari. Samples in support of grade control and ore delineation are taken to an on-site facility for preparation and analyses. Samples taken by the exploration group are sent to Lakefield Geosol Limitada (“SGS”) in Belo Horizonte and no aspect of the sample preparation is conducted by employees, officers, or directors of MPBA. SGS is a joint venture between SGS Minerals Services and Geosol - Geologia e Sondagens Ltda. The on-site facility is operated under contract to SGS.

MQes inspected the onsite preparation facility being run under contract to SGS and found activities following those generally considered as standard practice within the industry. Published procedures, though available, were not being rigorously followed at the time of the site visit. Additional observations included:

  Barren material was not being put through the jaw crusher for routine cleaning, causing potential for contamination.

13-2

  A portion of material was taken for sieve analysis from every 20th sample. Upon completion of sieve testwork this material was thrown away, thus creating a potentially biased sample for assay.

  A duplicate sample was taken manually, rather than by riffle splitter, every 20th sample; possible source of bias.

  “Barren” material used for checking contamination was not certified; QC charts of results for blanks indicates a control problem beginning 2 August 2006 (about when SGS took over operation of the facility).

  Though working at about one-half the design capacity sample turnaround was considerably longer than anticipated.

MQes believes the mine must play a more active role in monitoring the sample preparation activities of the contract facility and should insist that all contractual terms be met.

MQes did not investigate the SGS commercial facility in Belo Horizonte that has been used for preparation of exploration samples. A preparation facility, separate from that being run under contract to SGS, was being commissioned on-site in April of 2007 to handle future preparation of exploration samples. MQes inspected this facility and reviewed published sample preparation protocols and considers that both are at or above standards for the industry. Data from quality control procedures must be routinely analyzed while the onsite preparation facility is in use. MQes recommends that measures should be taken that anticipate and alleviate concerns that might be raised by external auditors regarding sample integrity and security.

MPBA reports that they have taken steps to address each of the concerns raised by MQes subsequent to the site visits in March, 2007.

13.2.2 Sample Analysis

Both exploration and mine (grade control) samples are being analyzed for gold using similar industry standard techniques (fire assay with an atomic absorption finish). The mine lab (SGS contract facility) is only producing a gold assay and exploration samples analyzed by the commercial facility in Belo Horizonte are occasionally, but not commonly, analyzed for base metals.

13.2.3 Analytical Quality Control

MQes inspected the onsite preparation facility being run under contract to SGS and found activities following those generally considered as standard practice within the industry. Published procedures, though available, were not being rigorously followed at the time of the site visit. Additional observations included:

  Barren material was not being put through the jaw crusher for routine cleaning, causing potential for contamination.

  A portion of material was taken for sieve analysis from every 20th sample. Upon completion of sieve testwork this material was thrown away, thus creating a potentially biased sample for assay.

  A duplicate sample was taken manually, rather than by riffle splitter, every 20th sample; possible source of bias.

  “Barren” material used for checking contamination was not certified; QC charts of results for blanks indicates a control problem beginning 2 August 2006 (about when SGS took over operation of the facility).

  Though working at about one-half the design capacity sample turnaround was considerably longer than anticipated.

13-3

MQes believes the mine must play a more active role in monitoring the sample preparation activities of the contract facility and should insist that all contractual terms be met.

MQes did not investigate the SGS commercial facility in Belo Horizonte that has been used for preparation of exploration samples. A preparation facility, separate from that being run under contract to SGS, was being commissioned on-site in April of 2007 to handle future preparation of exploration samples. MQes inspected this facility and reviewed published sample preparation protocols and considers that both are at or above standards for the industry. Data from quality control procedures must be routinely analyzed while the onsite preparation facility is in use. MQes recommends that measures should be taken that anticipate and alleviate concerns that might be raised by external auditors regarding sample integrity and security.

MPBA reports that they have taken steps to address each of the concerns raised by MQes subsequent to the site visits in March, 2007.

13.2.4 Sample Security

No specific measures are being taken by the owner that would guarantee the security and integrity of exploration samples.

Drill hole samples collected by MPBA are placed in marked plastic bags which are placed in sacks and then shipped to the assay laboratory. Sample submission forms list the samples included in the shipment. Any discrepancies are reported by the laboratory once they are received. The laboratory ships the reject of the samples back to Amapari approximately every 3 or 4 months. The samples are stored on site.

Mine samples are transported directly to the on site laboratory.

13-4

SECTION 14
DATA VERIFICATION

14.0 DATA VERIFICATION

The data verification section of this report was prepared by MQes following the site visits in March, 2007. MPBA reports that specific actions have subsequently been taken to address each of MQes’ concerns, where possible.

MQes selected 33 holes for which assay results in the Access database were to be verified against assay certificates. Certificates could be found for 12 of the 33 holes, all of which were drilled by previous owners. Copies of certificates provided to MQes did not include any of the drilling by the current owner because all are available digitally. AMEC recommends that MPBA should also print a copy of the digital certificate and file it within the drill hole folder.

An additional 9 holes, all from previous owners, were selected for verification. Assay data for all 21 holes were entered into the computer and this data was checked against values in the Access data base.

There were 1,816 assay values keypunched from the assay certificates. Based upon these samples MQes feels the Access database contains a reliable electronic version of information on the assay certificates for holes drilled by previous owners. Some additional observations from this work:

Four samples found on the assay certificates did not appear in the Access data base. In all four cases, the samples in question appeared to be at the bottom of the hole; their sample numbers followed immediately after the bottom-most sample recorded in the electronic data base. All three of the primary tables within the Access database (collars, surveys and geology) are consistent in their record of the final depth of these holes, which does not include the sample in question. So, it appears that these holes could be missing the final sample in each case.

The third decimal place (the ppb column) is getting truncated (not rounded). So 0.099 g/t on the assay certificates is ending up in the electronic database as 0.09 g/t and the reason has to be investigated. MPBA reports that this issue was being rectified.

The below-detection-limit assays are usually being entered as half the detection limit.

The feasibility study by Anglo Gold concluded that a bias exists in assays above 10g/t for samples from the NOMOS lab. MQes has confirmed that values in the Access database reflect the original value reported by the laboratory and have not been “corrected” using the equation suggested in the Anglo report. MQes believes the original value should be left as-is, with any corrections placed in a new field within the database. However, MQes is concerned that the equation suggested in the Anglo report for correction of bias may be unreliable.

Signed hard copies of the assay certificates for the newer drilling should be located. A representative sample of these certificates must be verified before passing final judgment on the Access database.

14.1 Assessment of Quality Control Data

14.1.1 Previous Owners

Information provided for Quality Control Data used by previous owners is taken primarily from the following document:

AngloGold – Mineracao Itajobi Ltda. Feasibility Study – Amapari Project, dated October, 2002.

14-1

The report contains a full discussion of the Quality Control (QC) procedures, findings and conclusions for early sampling campaigns. Assay labs followed industry standard protocols to ensure internal QC and previous owners instituted a sound external system of check samples to ensure precision and accuracy.

It was concluded by AngloGold that a bias in gold values existed in samples from the NOMOS lab, and that values from NOMOS within this range should be “corrected downward”. This finding was based upon round-robin analyses and certified standard samples. AngloGold provides the equation purportedly used to correct the bias. MQes does not find this quadratic equation to be acceptable. Values between 10 and 12g/t actually increase when the equation is applied to raw data.

MQes has confirmed that gold assays in the Access database properly reflect the original lab results, without correction for any bias. MQes feels the issue of a bias in the NOMOS data above 10g/t needs further review before any measures are taken to post a corrected assay value. The original assay value within the database should be left intact, with a new field added whenever a corrected value is needed.

14.1.2 Current Owners

Exploration Samples

Channel, auger and drill samples are assayed by the SGS laboratory in Belo Horizonte. SGS is an internationally recognized company and MQes was informed that the laboratory follows industry standard procedures for quality control. MQes did not visit this laboratory and has not verified the details of its Quality Control (QC) procedures.

The mine exploration department does not have an external QC program that monitors how SGS is doing. Data from routine analysis of duplicate pulp samples analyzed by the lab (every 20th sample) is kept in the Access database. Though procedures published by the exploration group call for routine use of calibrated standards, this data is generally not available in the Access database.

MQes recommends that the exploration group establish a standard set of QC charts that reflects data collected by the lab. These charts should be updated each time a batch of results is received and there should be a standard response protocol for those occasions when results fall outside pre-specified tolerances. A program for collection and analysis of external QC data should be implemented.

MQes requested all coarse reject samples from three holes, with the intent of sending a portion of these samples for confirmatory re-assay. An initial list of 43 samples was developed from the three holes. Of the 43 samples specified, reject materials could not be found for 12 of them (28 percent). Additional intervals were identified to ensure an acceptable amount of check assay data.

The crushed reject material was put through a Jones riffle splitter, creating two new bags of sample material. The original bag and sample tag was discarded and two new sample tags (one for each bag) were placed in each of the new bags. MQes assigned a blind number (known only to MQes) to the two samples created from each original reject sample.

One set of coarse reject samples was sent to the SGS lab in Belo Horizonte, where the exploration assays are presently being done. The complimentary set of samples was sent to the Amapari mine lab being operated under contract to SGS. Logistical aspects were handled by the Amapari exploration group.

Figures 14.1 and 14.2 provide scatterplots that show the original Au assay plotted against the result from SGS and the Amapari (MPBA) mine lab respectively. MQes feels the results from assay of these coarse rejects demonstrates several QC problems.

14-2

For gold deposits like Amapari that do not exhibit “coarse gold” sampling problems, MQes feels that check assay results for duplicate pulps should provide results with 90 percent of the duplicate assays coming back with no more than 10 percent difference and that check assay results on duplicate coarse reject material should have 90 percent of the sample pairs showing no more than 25 percent difference.

In Figures 14.1 and 14.2 the solid magenta line along the diagonal is the x=y line. The dashed lines are ±25% and the dotted lines are ±50%. Check assays for both labs do not even show 90 percent of the samples coming back within ±50% of the original assay value. Thus results for both the SGS laboratory and the MPBA mine laboratory are not within the usual tolerance that MQes would expect.

There is an apparent bias. The average of the 46 original assays is 2.67g/t. The average of the 46 SGS repeat assays on coarse rejects is 2.35g/t (down 12%) and the average of the 46 MPBA repeat assays is 2.42 (down 9%). Repeat assays of coarse rejects from both laboratories are suggesting that the original results, those in the present database, are about 10% too high. Given where the ore-waste cutoff sits on the grade distribution, a decrease of 10% in grade will result in a reduction of more than 10% in tonnes (and, therefore, a reduction of more than 10% in metal content, or gross revenue).

MQes believes that all parts of the resource estimate... grade, tonnes and metal content... should be accurate to within 10 percent for feasibility study purposes. Figures 14.1 and 14.2 cast doubt as to whether block models that use the existing original assays will provide results within 10 percent of the “right” answer. Though it is possible that problems exist in both sets of check assay results, as one of the laboratories (SGS) has done (and continues doing) the original assays this is a hard position to defend.

Figure 14.3 plots check assay results from SGS against results from the MPBA mine laboratory. The graph illustrates a clear bias between the two laboratories. At the low end, the MPBA laboratory is coming in higher than the SGS lab. Though this bias largely affects waste samples, it does appear to continue on up into the range covered by the ore-waste cutoff. Of the 23 samples that the MPBA laboratory would declare to be ore at a 0.9g/t cutoff, the SGS lab reports 5 of these as waste (i.e. below 0.9g/t). At a 1 g/t cutoff, there are 21 ore samples for MPBA, 3 of which are waste according to SGS. MQes cannot make a conclusive statement on the basis of 46 coarse reject assays, but there are indications of 10 to 20 percent misclassification of material due to a possible bias around the ore-waste cutoff grade.

MQes believes there should be improvements with inventory control of coarse reject materials. Accurate documentation as to availability and location of coarse reject and remaining core material should be readily at hand. A clear chain of custody should be available for all materials sent to the laboratory, received by the laboratory, returned by the laboratory and received by the exploration department. The lack of available reject materials without reasonable documentation, with a disproportionate number of missing rejects from ore-grade samples, is disconcerting.

A rigorous external Quality Assurance (QA) program is needed to define and quantify potential problems identified by the MQes check assays that may exist in the present assay data. In addition to increased monitoring of internal QC data being collected by SGS, MQes recommends a system of external QC measures be implemented for all future sampling to minimize the risk of post-mortem QA investigations.

14-3

Grade Control Samples

All samples taken in support of grade control are assayed on-site by a sample preparation and analytical facility being run under contract to SGS. Assays results from this facility are used to design ore/waste dig lines in the pit.

Routine procedures at the mine laboratory call for the creation of two pulp samples for each grade control sample. The second pulp is retained by the laboratory for 30 days. MQes retrieved some of the stored pulp material for repeat analysis. The pulp bags were re-numbered and the original bags were emptied into a new bag to ensure the samples would be blind at the laboratory. All samples were re-numbered by MQes.

The re-numbered pulp samples were returned to the mine laboratory for re-assay. Figure 14.4 provides a scatterplot showing the original assay against the repeat assay on samples submitted blind by MQes. There is no global bias between the two sets of results; the averages are essentially the same. This lack of bias also holds true for data above 1.0 g/t in the original sample; the average within the MQes samples is 5.01g/t and is 5.12g/t in the original grade control samples.

Well over half of the paired values differ by more than 10%, which is the upper level that MQes would expect. Even for the subset of samples above 1g/t, 25 percent of the check values have a gold grade that differs by more than 10 percent. In this type of deposit, which does not suffer from “coarse gold” sampling problems, MQes would expect to see over 90 percent of duplicate assays within 10% of the original value.

Figure 14.4 also reveals a few clear, major inconsistencies. In many gold operations this would be attributed to "the coarse gold" problem but, again, this should not be an issue at Amapari.

Based upon the results from these duplicates there is very little misclassification at a 1 g/t cutoff (around 5 percent). This is perhaps the most relevant statistic as these are samples being used for grade control; 95% of the time, the two results agree on whether the sample material is "ore" or "waste".

14.2 Assessment of Project Database

MQes reviewed procedures followed for maintaining the Access database and finds them at or above industry standards. It is suggested that security be increased so that write-permission is more restricted. Core recovery data needs to be systematically added, as does other data such as RQD and rock hardness.

14-4

Figure 14-1: Coarse Reject Checks: Original versus SGS Duplicate.

Coarse Rejects: OrigAu (-1E34<X<+1E34) versus SGSAu(g/t) (-1E35<Y<+1E35) from..\data\CoarseRejectCheckSamples.csv Thu May 3 9:24:38.15 2007

14-5

Figure 14-2: Coarse Reject Checks: Original versus MPBA Duplicate

Coarse Rejects: OrigAu (-1E34<X<+1E34) versus MPBAAu(g/t) (-1E35<Y<+1E35) from..\data\CoarseRejectCheckSamples.csv Thu May 3 9:22:27.98 2007

14-6

Figure 14-3: Coarse Reject Checks: SGS Duplicate versus MPBA Duplicate

Coarse Rejects: SGSAu(g/t) (-1E34<X<+1E34) versus MPBAAu(g/t) (-1E35<Y<+1E35) from..\data\CoarseRejectCheckSamples.csv Thu May 3 9:18:12.79 2007

14-7

Figure 14-4: Pulp Assay Checks

Pulp Checks: Au(g/t) (-1E34<X<+1E34) versus AmpAu (-1E35<Y<+1E35) from..\data\PrelimPulpCheckSamplesMQES.csv Tue Apr 17 23:06:16.53 2007

14-8

SECTION 15
ADJACENT PROPERTIES

15.0 ADJACENT PROPERTIES

The Vila Nova Group units such as the banded iron formation (BIF) of the William Formation which hosts the gold mineralization at Amapari extends beyond the property limits. This BIF and metasediments have proven to be prospective for iron, manganese and gold and several gold occurrences and mineral deposits are noted in Figure 15-1.

The ICOMI Manganese Mine operated from 1957 to 1999 and the grade of the ore was 48 to 50% Mn. The town of Serra do Navio was established as the housing for staff and workers at the ICOMI mine. Some of the other ICOMI facilities are now used to support the Amapari Mine or the construction camp of the MMX Amapa Iron Project.

The Amapa Iron Project owned by MMX (a subsidiary of EBX Group) is located 5 km southeast of the Amapari Mine The deposit has a total Measured and Indicated resource of 219.74Mt of 37.27% Fe ore (plus additional Inferred resource of 155.54Mt of 37.27% Fe) that will be upgraded to produce a product with grade of 68.2% Fe (MMX, 2007). The project is currently under construction and has a planned annual production reported to be 6.5 Mtpa of iron ore and capex estimate of $275M. Amapari has an agreement with MMX in which MPBA is entitled to any gold resources identified on the MMX properties. Also, there is an agreement for the 1% royalty of gross revenue to be paid to MPBA for all iron ore mined. MPBA is working towards an agreement whereby MPBA is credited by MMX for the costs to mine iron ore as waste on MPBA properties.

The Vila Nova gold and iron deposits are located 50 km south of Amapari. The Vila Nova Iron Project is a joint venture between Eldorado Gold and Minéraçao Amapari Ltda. Eldorado recently announced the completion of a feasibility study which included stated Measured and Indicated resources of 10.1Mt of 61.5% Fe plus Inferred resources of 2.53Mt of 61.3% Fe (BN Americas, 2007).

The gold property at the Vila Nova area was a small producer. The property is owned by Minéraçao Amapari Ltda and is subject to a dispute with Garimpeiros (public reference).

No data from any adjacent property were used in determining the mineral resources/reserves for the Amapari Mine.

15-1

Figure 15-1: Projects and Mineral Occurrences in the Areas Adjacent to Amapari

15-2

SECTION 16
MINERAL PROCESSING AND METALLURGICAL TESTING

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

16.1 Mineralogy

Mineralogical characterization studies were completed by Ciminelli (1999) as part of the AngloGold feasibility study work (Table 16-1). The studies show iron oxides (hematite, magnetite, limonite/goethite), quartz and other silicates (kaolinite and amphiboles) are the main constituents of the selected samples. Traces of sulfides (pyrite, pyrrhotite, arsenopyrite) were also seen on the polished sections. Magnetite was observed in abundance in the colluvial samples taken at Tapereba and Urucum. There is also the presence of clay material (plus limonite/goethite and amphiboles) in the samples.

Gold grain size is variable, ranging up to 0.076 by 0.190mm with irregular particle shapes. Native gold occurs with silver or with iron oxides (Ciminelli, 1999).

No information was available on whether the tested samples are representative of the entire deposit. It is possible that certain mineral assemblages were not identified or tested adequately.

16.2 Metallurgical Testwork

The plant was designed principally on the basis of metallurgical testwork commissioned by AngloGold. The testwork is included in the feasibility study documents “Relatório Final Amapari Vol.1 and 2 - AngloGold Met Tests - Report 1999” and in results from the pilot plant (Relatório Final no.75/00/01 – Ensaios Hidrometalúrgicos em Escala Piloto com o Minério de Amapari – Maio/2000). Additional column leach tests (Ensaios de Lixiviação em Columnas – Amostras de Pesquisa Amapá-UGM) were completed for oxide and sulfide mineralization.

Testwork was completed for several colluvium and saprolite samples from the Tapereba and Urucum deposits. Table 16-1 lists the number of samples, the zone that the samples were from, the laboratory used for the testwork, and the type of tests that were conducted. It is possible that certain mineral assemblages were not identified or tested adequately. Also, the testwork reports do not contain sufficient information on whether the samples are representative of the entire deposit.

The following information is summarized from AngloGold’s feasibility study on the Amapari project:

1.

In October of 1995 the AngloGold Research Group (as Minorco) based at Nova Lima, Minas Gerais, received samples identified as Fresh Ore and Altered Ore. Column leach tests indicated gold recoveries of 63% for the Fresh Ore and 97% for the Altered Ore.

2.	In July 1996, column and conventional leach tests were completed for samples identified as Taperebá Altered, Taperebá Colluvial, Urucum Altered and Urucum Colluvial.

3.	During November and December 1996 AngloGold reported that some 1,219 samples were collected from the holes representing the orebodies within the Amaparí mineral deposit.

Composite samples representing the Taperebá and Urucum ore bodies were indicated to have been prepared. The samples were intended to represent the oxidized and colluvial deposits within these ore bodies. The samples were subjected to standard leaching tests to determine the variability in metallurgical response of the different ores. Table 16-2 shows a comparative summary with average gold recoveries from column and bottle roll tests of the blended samples.

16-1

Table 16-1: Summary of Mineralogical and Metallurgical Testwork

Company	Year	Lab	Format	No. of	Sample	Description	Tap A,B,C,D			Urucum			No.	Type of Testwork
			Hard/digital	Samples	Mass		Col	Sap	Pri	Col	Sap	Pri	Composited
					(t)
Minorco	1995	Morro Velho Servicios[3]	H	42		Core samples; 21 Fresh, 21 Oxide samples							2	Column leach tests on 500g each
AngloGold	1996	Morro Velho Servicios[3]		1,219		Taperebá and Urucum	1	1		1	1		4	Conventional leach tests
AngloGold	1998	Morro Velho Servicios[3]	H	29	0.134	Core samples; oxides from Tapereba AB (17), C (7) and D (5)		29					29	Conventional Cyanidation on 500 g samples
AngloGold Vol 1	1997 - 1999	Morro Velho Servicios[3]	H,D	210	32.599	Samples from core: 10 from 6” diameter holes, 49 auger holes and 151 channel samples used	144[4,5]	4		51	1		65	Hydrometallurgy, bulk sample testwork on 4 composites
AngloGold	1997 - 1999	Ciminelli	H	12		Samples from above bulk samples: Tapereba Colluvium gravity conc, Ox gravity conc; Urucum Colluvium Conc, Ox Conc; and tail of each.	1	1		1	1			Mineralogy, Thin sections, polished thin sections, XRD, Viscosity
AngloGold Vol 2	2000	Morro Velho Servicios[3]	D	2		Samples Tapereba Colluvium Oxide; Urucum Colluvium and Oxide	1	1					2	Hydrometallurgy, bulk sample testwork on 2 composites testwork
AngloGold	2000	Morro Velho Servicios[3]	H	16	281	16 samples from Tap A(4), B (1), C(2), D(4)), Urucum A+B(3), C(2)	9	2		4	1		5	Lab tests, semi-pilot plant, 68 column leach tests on blended composites; 5 columns of 28 to 31 t
AngloGold	2000	Morro Velho Servicios[3]	H										6	Pilot plant – 5 leach pads of 60 t each
MPBA	2003	NOMOS[6]	D	26		26 samples from 8 holes						26	1	5 leach tests
MPBA	2003	CETEM[7]	H,D	24	0.027	Urucum							2	Bond Work Index
MPBA	2006	Kappes Cassiday Assoc.[8]	D	2		35% colluvium, 65% saprolite								2 column leach, 3 bottle roll leach, compacted permeability, detoxification analyses

Col = Colluvium
Sap = Saprolite
Pri = Primary

_______________________

3 Morro Velho Servicios is a subsidiary of AngloGold in Brazil. UGM is an alternate name for the same laboratory.

4 Oxide and Colluvium samples for Tapereba A, B, C, Urucum B and C were collected separately and identified as high, medium and low grade so that metallurgical characteristics of each zone could be determined.

5 10 samples of a mix of colluvium and saprolite

6 NOMOS

7 CETEM – Centro de Tecnología Mineral Ministério de Ciência e Tecnologia

8 KCA – Kappes Cassidy & Associates

16-2

Table 16-2: Gold Recoveries for Column and Bottle Roll Tests

	Column Leaching	Bottle Roll
Sample	Recovery (%)	Recovery (%)
Taperebá colluvial	97.2	94.1
Oxidised Tapereba	96.0	89.5
Urucum colluvial	89.7	92.1
Oxidised Urucum	92.3	90.4

The recoveries for the bottle roll tests were less than for column leaching. AngloGold report this was due to the pulp viscosities which hindered oxygen transfer through the pulp in the bottle roll tests. AngloGold concluded that based on the alternatives tested, the most viable treatment for Amaparí ore was heap leaching.

Between June and October 1997 some 195 drums containing samples from a combination of 6 inch holes, trenches of approximately 15cm deep by 30cm wide, and channel samples were collected. The samples were blended to prepare composites representative of the oxidized and colluvial ores in the Taperebá and Urucum ore bodies. Column leaching tests were performed to evaluate the effects of stacking height on metallurgical response. Six inch diameter columns and stacking heights of 1, 2, 4 and 6 meters were evaluated. The gold recovery results confirmed the previous results ie. gold extraction of above 90%. The tests highlighted the necessity for agglomeration of ore. Table 16-3 shows a summary of the recoveries as reported by AngloGold which were obtained with the Oxidized Taperebá sample (TAPOX).

Table 16-3: Recoveries from Oxidized Taperebá Sample

	Days					Solution	Tails	Gold
Column	Under	pH	NaCN	Consumption	Consumption	Grade	Grade	Recovery
	Leach		%	Lime g/t	NaCN g/t	Au g/t	Au g/t	%
67	46	10.5	0.029	4538	439	2.04	0.11	94.7
68	46	10.5	0.030	4310	411	2.09	0.13	94.2

Between November 1999 and April 2000 additional column leaching tests were performed to compliment those performed by the AngloGold Research Group. The purpose of these tests was to evaluate the heap leach behavior of Amaparí ore when exposed to local environmental conditions. Composite samples were prepared to represent the Taperebá and Urucum deposits. The leaching tests were performed in 6 columns each with an area of 4m2 and height of 6 meters. A summary of the metallurgical results are shown in Table 16-4. Leaching results are also shown in Figure 16-1.

Table 16-4: Summary of Column Leach Test Results

		Feed		Discharge
	Leaching	Solution		Solution		Gold	Gold	Gold
Column	Days	PH	NaCN	pH	NaCN	In Sol.	Tailing	Recov.
			%		%	(gpt)	(gpt)%
CL 02	39	10.9	0.049	10.9	0.037	1.19	0.08	93.5
CL 03	55	10.9	0.049	11.0	0.036	2.88	0.10	96.5
CL 04	56	10.9	0.049	11.0	0.033	4.11	0.13	96.9
CL 05	50	10.7	0.047	11.3	0.036	1.26	0.09	93.3
CL 06	56	10.7	0.047	10.6	0.023	1.14	0.06	94.7

16-3

Figure 16-1: Leaching Curves for Columns 2 to 6

Based on the results from these tests AngloGold concluded that increasing the scale of treatment for Amaparí ore from 300 kg to 30 tons did not result in any alteration in the behavior of this ore. Leaching times were also relatively consistent. The leaching time to achieve a gold recovery of 90% was, on average, 30 days. It was also concluded that environmental conditions consistent with the state of Amapá, such as frequent rains, did not interfere with gold extraction although caution was recommended with regards to reagent consumptions and heap stability.

In March 2006 Kappes, Cassidy & Associates issued a draft report on its metallurgical testwork on colluvium and saprolite material from Amapari. Tests were performed on the individual samples as well as a composite of the two (35% Colluvium and 65% Saprolite). Head grade of the samples were 1.06g/t Au for the colluvium sample and 16.35g/t Au for the saprolite sample. The composite sample had a head grade of 10.73g/t Au.

Bottle roll tests produced gold recoveries for the colluvium, saprolite and composite samples of 75%, 67% and 78% respectively. Column leach tests were conducted on two splits from the composite sample. The tests were conducted at the as-received crush size (±9.30 millimeters). The gold extraction from the sample was 99%, based on an average calculated head grade of 10.85 g/t Au after 62 days of leaching.

The results from these tests are consistent with that reported by AngloGold. The head grades of the samples tested, however, were not representative of the production schedule. Details on the makeup of the samples were not available.

16.3 Performance and Recovery Predictions

The design metallurgical recovery for gold is 88%. During the 19 months that the Amapari Mine has been in production this recovery has not been achieved. The monthly gold recoveries for 2006 and 2007 are shown in Table 16-5.

16-4

Table 16-5: Monthly Recoveries for Gold

Month	Year	Gold Recovery	Production
		%	(oz Au)
September	2005	-	1,657
October	2005	5.4	6,151
November	2005	17.4	7,406
December	2005	24.8	9,498
January	2006	44.1	8,562
February	2006	43.5	5,317
March	2006	43.8	6,542
April	2006	53.3	6,884
May	2006	55.2	6,536
June	2006	54.6	5,452
July	2006	62.9	5,487
August	2006	56.5	6,154
September	2006	58.2	5,713
October	2006	59.6	8,144
November	2006	62.2	10,590
December	2006	63.4	8,831
January	2007	80.6	8,096
February	2007	75.7	9,498
March	2007	62.8	9,546
April	2007	61.5	7,556
May	2007	72.9	7,071
June	2007	69.9	8,060
July	2007	64.7	8,120
August	2007	61.7	7,152
Total (to date)			174,203

The reported gold recoveries are considerably lower than the design recovery. Some of the reasons for this are associated with plant commissioning and startup issues and are discussed in section 16.5 (Plant Design). Other reasons are considered by MQes to be due to insufficient metallurgical mapping of ores types to be processed and therefore overestimation of the design recovery. Expectations should be based on upcoming ore feed. It is good practice to obtain representative samples of ore that is to be processed in the coming months and perform standard metallurgical tests on them. The results can then be used to anticipate any potential irregularities in the ore feed and to determine how well the plant is operating. It is understood that MPBA has now initiated such a program.

Although less than design, the reported metallurgical recoveries show a continued improvement between December 2005 and January 2007. Since then, however, the recoveries have decreased. The current budgeted metallurgical recovery for the project is 69.6% gold. The recovery of gold for August 2007 is reported as 61.7%. The year to date gold recovery up to August 2007 is reported as 68.8%.

A concerning factor identified during the site visit were discrepancies in the methods used for determining the metallurgical recoveries. Amapari uses two methods for performing their metallurgical balances. One is a check on the other and it is good practice to have such checks. Unfortunately, there were several percentage point differences in metallurgical recoveries between the methods. MQes understands that the reasons for these differences are being investigated by plant metallurgical personnel. A summary of the metallurgical balance methodology is provided in Section 16.4.

16-5

The budgeted metallurgical recovery for 2007 has been reduced from 88% to 69.6%. This new recovery is reported to be mostly based on historical recoveries achieved during 2006, combined with recovery obtained from heap A3. Despite AngloGold reporting that, based on its testwork, the site conditions for Amapari with respect to rain should not have an effect on metallurgical recovery, site personnel have concluded that this is not the case. MPBA personnel consider that high levels of rainfall negatively impact metallurgical recoveries. The ratio of saprolite and colluvium in the ore also has an effect on metallurgical recoveries. Amapari personnel have monitored these variables and the effects are presented in Figure 16-2 to Figure 16-4.

Figure 16-2: Metallurgical Recoveries Versus Amount of Saprolite in Ore Processed

16-6

Figure 16-3: Pads A4 and D4 – Amount of Saprolite and Metallurgical Recoveries

Figure 16-4: Metallurgical Recoveries Versus Ore Blending and Rainfall

16-7

Figure 16.2 indicates that as the amount of saprolite increases from around 40% to 80% metallurgical recoveries decrease in the order of 8%. Other factors that need to be considered in processing high ratio saprolite material is cement requirements for agglomeration and ability of the crushing plant to operate continuously with moist/clay ore. Figure 16.3 shows the metallurgical recoveries for Pads A4 and D4 which had 73% saprolite and 86% saprolite respectively. The figure suggests that both leaching time and metallurgical recovery are effected by high saprolite material. This may be the result of blinding occurring in the heaps. Additional information is required to confirm this. Figure 16.4 suggests that when rainfall is low, metallurgical recoveries improve. This effect appears particularly noticeable for pads A3 and C3 where rainfall during both heap construction and leaching were low. Additional information is required to quantify the effect of rainfall, however, data to date is consistent with opinions of site personnel.

Table 16-6 shows a comparison between tonnes of ore processed versus that predicted by the block model. Up to August 2007 the reconciliation between ore processed and the reserve block model indicates there are positive 13% discrepancy for tonnage and negative 4% discrepancy for gold grade.

16-8

Table 16-6: Reconciliation between Block model and Ore Processed

	All High Grade and ROM Grade Ore								% Difference
Month	Grade Control		Mine (Crushed)	Production	Reserve Block model		Metallurgical Balance		Plant to Model		Plant to Mine
2007	Tonnes	Au	Tonnes		Tonnes	Au	Tonnes	Au	Tonnes	Au	Tonnes	Au
	(Dry)	(g/t)	(Dry)		(Dry)	(g/t)	(Dry)	(g/t)	(Dry)	(g/t)	(Dry)	(g/t)
January	169,543	3.11	212,723	2.84	148,252	2.68	202,484	2.25	27%	-19%	-5%	-26%
February	156,054	3.21	167,533	3.14	143,398	2.77	146,314	2.83	2%	2%	-15%	-11%
March	152,468	3.03	152,789	2.95	103,148	2.69	141,562	2.67	27%	-1%	-8%	-11%
April	178,303	3.34	176,468	2.91	139,665	2.91	160,822	2.57	13%	-13%	-10%	-13%
May	149,670	2.57	147,147	2.42	131,684	2.43	140,445	2.34	6%	-4%	-5%	-3%
June	173,322	2.89	177,837	2.83	136,541	2.55	160,172	2.54	15%	0%	-11%	-11%
July	221,288	3.00	219,498	2.81	181,497	2.41	171,135	2.27	-6%	-6%	-28%	-24%
August	142,037	2.89	161,436	2.70	125,223	2.38	159,753	2.42	22%	2%	-1%	-12%
September	188,968	2.95	211,059	2.67	175,432	2.49	188,471	2.54	7%	2%	-12%	-5%
Total	1,531,653	3.01	1,626,490	2.81	1,284,840	2.58	1,471,158	2.48	13%	-4%	-11%	-13%

16-9

Metallurgical aspects of the Amapari project have gone through the typical teething problems that are experienced in starting up a new project. Despite this, MQes considers procedures for performing metallurgical balances, metallurgical mapping/planning and metallurgical monitoring could be improved. MQes recommends an audit of the processing facility and metallurgical procedures addressing these issues should be performed. An investigation into why the design metallurgical recovery of 88% for gold is not being achieved should be initiated immediately.

16.4 Description of MPBA Pad Recoveries and Metallurgical Balance Methodology

Following is a description supplied by MPBA on their methodology for performing metallurgical balances.

The heap leach pads are permanent and ore is stacked, leached and removed in a 105 day cycle.

Pad locations are denoted by a letter designation (A, B, C, D), and a number is used as a suffix to denote how many times the pad has received fresh ore. For example: A4 means heap “A”, and the ore was placed for the fourth time.

A recovery curve is prepared on the basis of gold in ore and in solution (Figure 16-5). The model describes the behavior of the entire heap under leaching.

Figure 16-5: Recovery Curve of Pile A1

The behavior of each 100m of the pad is also separated and is shown in comparison to the lab column tests on Figure 16-6 (i.e. for Pad A1, Pila 1 is 0 to 100 m, Pila 2 is 100 to 200 m, Pila 3 is 200 to 300 m, Pila 4 is 300 to 400m, Pila is 400 to 500m). The first 50m of heap A1 is Line A (0 to 50m) and “A Lab” is the column test result provided by the lab, which in this case the results are similar. Line B shows the behavior of heap from 50 to 100m but here the behaviour of leaching on the pad was better than observed in the column test (“B Lab”).

The curve denoted “Pba. Piloto 5 a Escala” represents the behavior reported in the feasibility study and is well above the actual results.

16-10

Figure 16-6: Actual versus Lab Column Tests for 100 m Portions of Pad A1

The results of Pad A1 from 400 to 450m (Pad A1 5A) were used as a preview of the anticipated gold recovery of heaps B1 and C1. Once pads A1, B1 and C1 were reclaimed and the recovery curves were completed, the results were used to predict the behaviour of pads D1, A2, B2, C2, D2, etc. The actual behaviour of these heaps are shown on Figure 16-7.

16-11

Figure 16-7: Gold Recovery Curves for Pads A1 through D2

The recoveries of the pads A3, B3, C3, D3 as of the start of June 2007 are shown in Figure 16-8. Pad A3 has the highest recovery of 80%. Factors contributing to this are reported to be proportion of saprolite and low rainfall during the leaching period.

Figure 16-8: Gold Recovery Curves for Pads A3 through D3

Pad C3 also has a good recovery but B3 and D3 show relatively low recoveries and MPBA considers that the pad height is not the only factor responsible for improved recoveries. Other factors that are being considered include:

1.	Addition of cyanide during the agglomeration process.
2.	High rainfall combined with degradation of the agglomerated ore while heap is in operation.
3.	Percentage of saprolite should be correlated with the cement addition.
4.	Rainfall causing high humidity in the ore coming from mine, which could negatively affect the mixing of cement in the agglomeration process.

The addition of cyanide during agglomeration was being investigated on Pad A4. Unfortunately high rainfall resulted in a breakdown of the recovery curve.

16-12

Figure 16-9: Gold Recovery Curves for Pads A3, C3, A4, and C4

The MPBA metallurgical balance methodology (pers. comm.. F. Velarde, 2007) is as follows:

Gold Placed on Pads

  Tonnage measured by weightometer (DMTORE) as ore is conveyed to pads

  MoistureORE and Gold AssayORE in samples collected every 150 WMT fed to crusher (MoistureORE) Gold AssayORE)

  Gold Placed on Pads = DMTORE * Gold AssayORE.

Gold in Solution (removed from heap)

  Measurement of flow down from each 50 meters of heap (Flow)

  Gold AssaySOLUTION of sampling of solution flow down out from each 50 m of heap (Gold AssaySOLUTION)

  Gold in Solution = Flow * Gold AssaySOLUTION.

Gold Absorbed

  Measurement of flow down from each 50 meters of heap (Flow)

  Gold Assay of samples collected from pregnant and poor solutions (Gold AssayPREG, Gold AssayPOOR)

  Gold Absorbed = Flow * (Gold AssayPREG – Gold AssayPOOR).

Gold in Bullion

  Each quantity of bullion obtained in refinery is weighed (Bullion Weight)

  Each quantity of bullion is assayed to determine purity (Purity)

  Gold in Bullion = Bullion Weight * Purity.

Gold in Spent Ore

  Tonnage measured by weightometer (DMTSPENT) as spent ore is reclaimed from pads

  MoistureSPENT and Gold AssaySPENT in samples collected every 150 WMT as spent ore is reclaimed from pads (MoistureSPENT, Gold AssaySPENT)

  Gold in Spend Ore = DMTSPENT * Gold AssaySPENT.

16-13

Final Recovery per Heap.

  Gold in Bullion + Gold in Spend Ore = Gold Placed Calculated

  Final Recovery %= (Gold in Bullion / Gold Placed Calculated) * 100

Monthly Gold Production

  Inventory of Gold = Gold in Solution + Gold in Carbon + Gold in Electrowinning + Gold Solid + Gold in Slag.

  Gold Production = Gold in Bullion + Change of Gold in Inventory.

16.5 Process Flowsheet

The Amapari process flowsheet consists of crushing, agglomeration, heap stacking, heap reclaiming, adsorption, desorption, regeneration, refining and smelting (Figure 16-10).

Ore is transported from the mine to the crushing plant by trucks. The trucks either dump the ore directly into the crusher feed hopper or onto the ROM pad for later reclamation. From the feed hopper, the ore passes through a rolls crusher. Crusher discharge is conveyed to secondary and tertiary crushing and screening. Cement is added to the tertiary crushed product and fed to an agglomeration drum. Discharge from the agglomeration drum is conveyed to the heap stacker. The stacker distributes the agglomerated material onto the heap(s). Upon completion of stacking of the heap, preparation piping is laid for irrigation and the heap surface is covered for approximately one week to allow for curing. The heap is then uncovered and irrigation starts. Irrigation proceeds for approximately 50 days. Following irrigation the heap is rinsed. The spent ore is then removed by a reclaimer and conveyed to a dump area.

Pregnant solution discharging from the heaps flows to storage ponds in preparation for recovery of gold through the ADR plant. In the ADR plant, gold is recovered from solution onto carbon. The gold is then stripped from the carbon in a desorption circuit. The resulting eluate passes through an electrowinning circuit where a gold bearing sludge is deposited onto steel wool cathodes. The sludge is regularly washed from the steel wool, dried, mixed with fluxes and smelted to produce doré bars. The stripped carbon is regenerated in a vertical regeneration kiln and returned to the adsorption circuit.

16.6 Plant Design

Since production at Amapari began in January 2006 the project has underperformed relative to the original feasibility study. During 2006 the processing facility was extensively “retro-fitted” to achieve design throughput. The “retro-fits” included modifications to the crushing and conveying systems, heap pad irrigation, carbon handling systems, spent ore disposal, process water treatment and discharge. Specific modifications included:

  Pad irrigation system was changed from a drip system to sprinklers.

  Change to the solution discharge into the barren solution pond.

  Replacement of antiscalant supplier.

  Change in height of heap leach heights from 10m to 6m.

  Installation of a filter press to capture carbon fines. Installation of flowmeters.

  Inclusion of air blasters to the ROM feed hopper and several crusher feed chutes.

  Replacement of sample collectors.

  Moisture control in the agglomerator.

  Moisture and cement was controlled in the agglomeration Acid wash and carbon regeneration systems were commissioned.

16-14

These modifications were completed in September 2006 and a processing rate of 2.0 million tonnes per annum is now scheduled. Despite these modifications, the planned production throughput is vulnerable to the operation of the crushing plant. Saprolite and colluvium ores are very fine and clayey and rain makes them become very sticky which can result in blockages in the crushing circuit. During periods of heavy rain, operation of the crushing plant is often suspended. Parameters on the ratio of saprolite and colluvium feed to the crushing plant have been initiated to minimize blockages.

A critical factor to achieve the 2007 Budget and Life of Mine plan is the ability to achieve the budgeted grade and recovery levels. The 2007 budgeted gold recovery rate has been reduced to 69.6%. Metallurgical recoveries from January to August 2007 have been variable but average 68.8%. The ability to meet or exceed the planned recovery currently depends on the ability to consistently achieve good agglomeration and effective pad irrigation for a 6 metre leach pad height.

16-15

Figure 16-10: Amapari Gold Heap Leach Process Flowsheet

HOPPER
APRON FEEDER
PRIMARY CRUSHER
SECONDARY CRUSHER
DISK SCREEN
TERTIARY CRUSHER
CEMENT BIN
CEMENT BIN
AGGLOMERATION DRUM
TRIPPER
STACKER
LEACHING PILES
BARREN POND
RECLAIMER
NEUTRALIZATION
SPENT ORE
PREGNANT POND
CARBON ADSORTION COLUMNS
ACTIVATED CARBON
CARBON SCREEN
ELECTRO WINNING CELLS
CARBON STRIPPING
ELECTROLYTE TANK
CARBON FURNACE
FURNACE
BULLION

16-16

Despite the description presented in the AngloGold feasibility study regarding metallurgical testwork and sample selection, site personnel indicate that metallurgical testwork for the feasibility study really only occurred on one (Colluvium) of the two oxide ore types and this ore type only makes up 30% of the Life of Mine ore feed.

A realistic recovery target for the Saprolite ore type is yet to be determined. It is indicated by site personnel that a number of laboratory tests on material to the pads strongly suggest that recoveries for Saprolite ore type will be significantly below that obtained for Colluvium and that blending of the ore types is required to maximize gold recoveries. The installation of an Oremax irrigation system, plus a series of metallurgical tests evaluating leach pad heights from 2m to 10m with Colluvium and Saprolite heaps, has helped define the future metallurgical target gold recovery of 70%.

Processing of ore at Amapari is most likely to be currently limited to treating saprolite and colluvium ore types. As the mining operation progresses deeper, harder transition material followed by sulfide ores are expected. The current crushing plant is not suited to crush transition material. In addition, insufficient testwork has been performed to determine the metallurgical response of this ore to heap leaching.

16.7 Treatment of Sulphide Ore

A pre-feasibility study was completed on the proposed mining of the sulphide ores. This study contemplated an underground mine to exploit the underlying sulphide resource when the oxide resources are depleted. MPBA intends to carry out a detailed feasibility study of the possibility of mining and milling the sulphide resources after further drilling has been carried out and the geological and metallurgical aspects of the sulphide zones are better understood.

The metallurgical design for the sulphide mineralization was carried out by Natrontec Ltda., an experienced Brazilian process design and engineering company, based on a limited amount of testwork. In 1995, Minorco carried out three conventional cyanide bottle roll leaching tests, at the Nova Lima Anglo Research Laboratory, on sulphide ore from the Amapari Mine. The gold recovery averaged 92.79%, using 0.62kg per tonne of cyanide with a residence time of 14 hours. The average grade was 6.15g of gold per tonne.

In June 2003, EBX carried out, under Natrontec supervision, five additional leaching tests at the NOMOS laboratory in Brazil, using 30kg of sulphide ore obtained from seven mineralized intercepts in diamond drill holes. The average gold recovery was 96.17% using 0.7kg per tonne of cyanide, with a residence time of 7 hours. The average head grade was 4.23 g/t Au. The samples used for the metallurgical testwork were selected from widely spaced locations across the sulphide ore zones.

From the 86 drilling intervals used in the sulphide mineral resource evaluation, a sample of 7 intervals (8%) was chosen for metallurgical tests. Given the limited sample size, a degree of risk exists in the estimates of recovery and flowsheet design. However, since a CIL circuit is proposed, this risk is not considered excessive for this stage of pre-feasibility study. Further testwork is planned for a final feasibility study.

In June 2003, EBX also carried out two work index tests at the Centro de Tecnologia Mineral-CETEM (a Brazilian Mineral Research Institute). The results of these tests showed an average work index of 12.8 kilowatt hours per tonne.

16-17

During 2006 NCL Brasil Ltda. and ECM Engenharia Ltda. carried out an evaluation on the mining of the sulphide ore through both, open pit and underground mines at rates of 750ktpa each. In this scenario, the ROM would be processed by a SAG-Ball mill and CIL plants with an additional investment of the US$79.7 million. The estimated CAPEX for the underground mining equipment would be US$57.8 million. In addition, the open pit would require an extra US$6.0 million to cover pre-stripping costs for the push back to access the sulphide ores.

16-18

SECTION 17
MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1 Database Validation

The lithology tables have been simplified, in part by correcting typographical errors and in part by standardizing on name for lithologies where alternatives have been used for essentially the same rock type. Re logging of old drill core is required to determine what rock type should be used for some of the more exotic remaining exceptions. Currently there are less than 20 lithology codes in the database and this is expected to reduce slightly when re-logging of old holes is complete. This compares with the 14 rock types alluded to by AMEC as having more than 1,000 records.

The density data has been and will continue to be measured on drill core as it arrives from the field. We have many thousands of records from samples measured in this way and it makes no sense to change. However we have started to do some comparative measurements on dry core after completing the normal density on the core including moisture. This will provide us with some definitive data on the amount of moisture in the weathered core.

The table of lithology and other appropriate tables are now used as lookup tables before new data is added to the database. This speeds up data entry as the only valid choice is often available after only a few key strokes. This also ensures that the database will remain clean of typographical errors and other artifacts of unchecked manual data entry.

The database was found to be fairly reliable by most checks. Assay data in particular was the subject of a fair degree of scrutiny without disclosing any problems. The clean up on lithology and the extra data on bulk density will only serve to improve on the quality.

17.2 Geological Interpretation and Modelling

The geological model is comprised of the following two units:

  Oxide-sulphide grade shells at 0.3g/t Au in saprolite and fresh rock.

  Colluvium grade shells at 0.3g/t Au in colluvium.

These units were modeled using very different methodologies, as described below.

Figure 17-1 illustrates a typical plan view and an east-west section of the colluvium and oxide-sulphide grade-shell at Tapereba C.

17-1

Figure 17-1: Oxide-Sulphide Grade Shell Interpretation at Tapereba C

17.2.1 Sulphide and Oxide Modeling

The saprolite and sulphide ore bodies are discontinuous lenses of mineralisation generally structurally controlled and often parallel or sub parallel to the foliation. In the past a cut off of 0.4 g/t was used for outlining the open pit oxide and sulphide grade shell and 3g/t Au was used for the underground sulphide grade shell. The grade control samples from mining showed that the lower cut off effectively outlined the mineralisation, 0.3 g/t is slightly better as it provides more continuity whilst still clearly separating the ore zones from the host rock. A 0.3 g/t cut off was used to outline the oxide and sulphide ore bodies for open pit and underground mining.

The wire frames from previous years have been updated with each successive drilling programs and the interpretation has been derived from infill drill testing of existing models. There is a high degree of uniformity between the earlier models as infill drilling has generally confirmed the interpretation but was necessary for grade estimation. This practice continued in 2006 with the models being essentially the same as 2005.

17-2

MPBA produced a new set of wire frames in August 2007 based on the 2006 resource model wire frames which were updated to the drilling used by AMEC. These wire frames were created by snapping on the drill holes at the boundaries of the ore intersections. The interpretation for Tapereba AB1, AB2, AB3 and C was checked against the outlines from mining to provide the best possible interpretation where the additional data was available. The mining data was only used for shape and dip and strike information, the ore boundaries are entirely defined by the exploration drill data.

The CIM guidelines recommend interpreting geology on two orthogonal sets of sections and reconciling them on plan. However, given the thin sub-vertical geometry of the mineralization at Pedra Branca do Amapari, the interpretation of a second set of sections, oriented north-south would not bring additional relevant information.

Practically, the sulphide and oxide grade-shells were interpreted as the same. A weathering surface was interpreted and later superimposed on the grade-shell to separate the sulphide zone from the oxide zone. It is important to note that the current model does not identify any mixed zone.

These new wire frames were sent to AMEC for estimation (AMEC, 2007). AMEC reviewed the geological interpretations and noted that the oxide and sulphide grade-shells were usually interpreted sub-vertically and striking approximately north-south except at Tapereba D and partly at Tapereba AB where the interpretation of some ore-bodies was sub-horizontal. AMEC is uncertain about the interpretation which is not consistent with the other areas, and more importantly, with drill hole and production data (channel sample).

Figure 17-2 shows a section across Tapereba AB with the drill holes coloured by gold grade (blue for gold below 0.3 g/t and red for gold above 0.3 g/t).

Figure 17-2: August 2007 Oxide and Sulphide Interpretation at Tapereba AB (93800)

17.2.2 Colluvium Modeling

Colluvium mineralization was modeled by marking the foot-wall and hanging-wall contact in each drill hole where the lithology code was COL and the gold grade was greater than or equal to 0.3g/t. The foot-wall and hanging-wall surfaces were then interpolated using Ordinary Kriging. The kriging parameters are shown in Table 17-1.

17-3

Table 17-1: Foot-Wall Colluvium Ordinary Kriging Parameters

Parameter	Value
Variogram
Nugget-Effect (C0 )	0.1
Model Type	Spherical
Sill Structure	0.9
X-Range (m)	50
Y-Range (m)	50
Search Ellipsoid
X-Range (m)	50 (1.2, 1.5)
Y-Range (m)	50 (1.2, 1.5)
Orientation	10 (1.2, 1.5)
Composite Selection
Minimum No. of Samples	4
Maximum No. of Samples	32

17.3 Statistical Analysis

17.3.1 Introduction

Most of the assays have an average length of approximately 1m, as shown in Figure 17-3 and Table 17-2 for Tapereba AB.

The assays were back-tagged with the colluvium and the oxide and sulphide grade shells in Datamine and composited to a nominal length of 2m. For comparison, the block size height is 4m.

The composites were broken at colluvium or grade shell contacts, and the resulting composite length histogram and statistics at Tapereba AB are shown in Figure 17-4 and Table 17-3, respectively.

17-4

Figure 17-3: Assay Length at Tapereba AB

Table 17-2: Sample Length Statistics at Tapereba AB

	unit	Colluvium	Saprolite
Minimum	m	0.05	0.01
Maximum	m	4.00	5.20
Mean	m	0.97	0.96
Standard Deviation	m	0.13	0.18
No. Samples		3,469	6,729
Coefficient of Variation		0.14	0.18

17-5

Figure 17-4: Composite Length at Tapereba AB

Table 17-3: Composite Length Statistics at Tapereba AB

	unit	Colluvium	Saprolite
Minimum	m	1.00	1.00
Maximum	m	3.00	3.00
Mean	m	1.78	1.96
Standard Deviation	m	0.32	0.15
Samples		1,880	3,295
Coefficient of Variation		0.18	0.07

AMEC verified the absence of correlation between sample recovery and gold grade and that higher grades are not preferentially associated with lower or higher recovery (see Table 17-4 and Figure 17-5).

17-6

Table 17-4: Sample Recovery and Gold Grade

Recovery	Au	No. of Samples
(%)	(g/t)
5	NA	NA
10	NA	NA
15	NA	NA
20	0.34	5
25	0.05	1
30	0.69	4
35	NA	NA
40	0.16	4
45	0.06	1
50	0.45	6
55	NA	NA
60	0.09	6
65	0.63	6
70	0.77	17
75	2.49	58
80	0.86	917
85	0.98	2,269
90	0.96	1,621
95	0.68	819
100	0.61	4,991

Figure 17-5: Correlation between Sample Recovery and Gold Grade

Figures 17-6 and 17-7 show the correlation between sample length and gold grade for the assays and composites respectively. High gold grades are not preferentially associated with small samples, which could have biased the estimation.

17-7

Figure 17-6: Correlation between Assay Length and Gold Grade

Figure 17-7: Correlation between Composite Length and Gold Grade

Notes: Composites outside the colluvium and the grade shells are not shown. Composites smaller than 1 m were aggregated to the preceding composite; therefore the largest composites are up to 3 m long.

17.3.2 Histograms and Primary Statistics

AMEC generated histograms of the gold assay and 2 m composite grades for each of the areas (Tapereba AB, Tapereba C, Tapereba D and Urucum) and units (colluvium, oxide grade shell and sulphide grade shell).

Figure 17-8 shows the assay histogram in the saprolite before separation of the waste and mineralized (within grade shell) material. Figures 17-9 and 17-10 show the respective assay histograms after separation of the waste and the mineralized material.

17-8

Figure 17-8: Gold Assay Histogram, All Saprolite, Tapereba AB

Notes: Gold grades weighted by assay length.

Figure 17-9: Gold Assay Histogram, Oxide-Sulphide Grade Shell, Tapereba AB

Notes: Gold grades weighted by assay length.

17-9

Figure 17-10: Gold Assay Histogram, Waste Saprolite, Tapereba AB

Notes: Gold grades weighted by assay length.

The Tapereba AB oxide-sulphide grade histogram shows an abnormal peak at the 10g/t Au bin, due to the fact that 184 samples (nearly 47% of the total number of samples exceeding 9g/t Au) record a 10.00g/t Au value. This was probably caused by the replacement of a “>10g/t Au” value originally reported by the laboratory, for samples exceeding the upper detection limit of the analytical method, with the 10g/t value. The effect of the above mentioned procedure is an underestimation of the Au grade, whose extent cannot be assessed unless the actual samples are assayed with a higher limit.

The colluvium has also significant gold grades, as shown in Figure 17-11.

Figure 17-11: Gold Assay Histogram, Colluvium, Tapereba AB

Notes: Gold grades weighted by assay length.

Table 17-5 and Table 17-6 summarize the gold assay and composite statistics, respectively, by area and unit.

17-10

Table 17-5: Gold Assay Statistics

Area	Statistics	Colluvium	Unit
			Oxide-Sulphide Shell	Waste
Tapereba AB	No. Samples	3,469	6,729	43,914
	Average (g/t)	1.25	2.27	0.15
	CV	2.19	3.36	6.17
Tapereba C	No. Samples	2,240	1,266	16,389
	Average (g/t)	1.18	1.98	0.12
	CV	1.80	2.82	4.59
Tapereba D	No. Samples	702	1,030	10,928
	Average (g/t)	1.37	4.09	0.08
	CV	1.87	2.35	0.32
Urucum	No. Samples	1,362	4,203	33,051
	Average (g/t)	1.21	2.29	0.15
	CV	1.51	2.04	5.69
Total	No. Samples	7,773	13,228	104,282
	Average (g/t)	1.23	2.39	0.14
	CV	1.96	2.86	5.79
Note: CV = Coefficient of Variation.

Table 17-6: 2 m Gold Composite Statistics

Area	Statistics	Colluvium	Unit
			Oxide-Sulphide Shell	Waste
Tapereba AB	No. Samples	1,880	3,295	22,102
	Average (g/t)	1.26	2.23	0.15
	CV	1.86	2.84	4.69
Tapereba C	No. Samples	1,225	628	8,216
	Average (g/t)	1.18	2.04	0.12
	CV	1.64	1.91	3.75
Tapereba D	No. Samples	387	627	5,532
	Average (g/t)	1.37	3.81	0.08
	CV	1.50	2.06	2.96
Urucum	No. Samples	763	2,021	16,813
	Average (g/t)	1.22	2.29	0.14
	CV	1.27	1.54	4.44
Total	No. Samples	4,253	6,571	52,663
	Average (g/t)	1.27	2.38	0.13
	CV	1.56	2.35	4.50
Note: CV = Coefficient of Variation.

The coefficients of variation (CV) are high in the oxide and sulphide grade shells. This is caused by the superimposition of two grade populations; a low grade population below approximately 2g/t and a high-grade population above 2g/t, which appears as a long upper tail. High-grades in the upper tail have less continuity than the low-grades and they could easily be over-projected if not properly controlled during the estimation.

17-11

17.3.3 Contact Plots

AMEC generated a series of contact plots using the raw assays to understand the behaviour of gold grades at contacts between:

  Colluvium and waste

  Oxide grade shell and waste

  Sulphide grade shell and waste

  Colluvium and oxide grade shell

  Oxide grade shell and sulphide grade shell.

The contacts are hard between the oxide-sulphide grade shell and waste, but it is transitional between sulphide and oxide and between oxide and colluvium.

Figure 17-12 illustrates clearly the hard nature of the contact between the oxide-sulphide grade shell and the waste at Tapereba AB.

Figure 17-12 Contact Plot between Oxide Grade Shell and Waste, 1 m Assays, Tapereba AB

17-12

17.3.4 Capping Analysis

AMEC has capped the gold grades in order to avoid over-projection of the high-grades and avoid over-estimation of the average gold grade.

AMEC established capping limits based on the results of four types of analyses:

  Visual review of the probability plots

  Parrish analysis (method based on decile analysis)

  Metal at risk-based analysis (method based on the metal that needs to be removed for the mine to perform better than expected four years out of five)

  Indicator correlation analysis (method based on the correlation of high-grade indicators).

The capping analysis results are summarized in Table 17-7.

Table 17-7: Assay Gold Capping Level

Oxide- Sulphide Grade Shell	Parrish Analysis	Composite Capping Level (g/t)			Proportion of Composites Capped (%)	Metal Removed (%)
		Metal-at- Risk Analysis	Analysis of Indicator Correlation	Recommendation from AMEC
Tapereba AB	25	29	70	50	0.3%	6%
Tapereba C	20	7	10-20	20	0.4%	3%
Tapereba D	37	11	40	40	1.2%	4%
Urucum	18	12	20	20	0.4%	3%

17.4 Variography

AMEC modeled two gold logarithmic variograms in each area:

  Colluvium variograms

  Joint oxide and sulphide variograms.

Ideally, independent variograms should be modeled for the oxide and sulphide grade shells, but there is not enough data in the sulphide grade shell to produce reliable variograms.

Logarithmic variograms were used instead of conventional variograms because logarithmic variograms are more robust to outliers than conventional variograms and they appear less noisy.

AMEC first calculated down-hole logarithmic variograms and modeled them to obtain the nugget effect. AMEC then calculated 3D experimental logarithmic variograms and modeled them using the nugget-effect of the down-hole logarithmic variogram and up to three spherical structures.

Gold grade continuity is relatively limited as illustrated in Figure 17-13, which shows the logarithmic variograms of the oxide and sulphide shells at Tapereba AB.

17-13

Figure 17-13: Gold Grade Logarithmic Variogram, Oxide-Sulphide Shell, 2 m Composites,
Tapereba AB

Table 17-8, to Table 17-11 summarize the variogram model parameters. In the oxide and sulphide grade shell the directions of main continuity are North-South and vertical; in the colluvium ore body, the directions of the main continuity are North-South and East-West.

17-14

Table 17-8: Logarithmic Variogram Models, Tapereba AB

Parameter	Unit
	Colluvium	Oxide-Sulphide Grade Shells
Nugget-Effect (C0)	0.05	0.5
Model Type 1	Spherical	Spherical
Sill Structure 1	0.40	1.00
X-Range 1 (m)	10	55
Y-Range 1 (m)	5	15
Z-Range 1 (m)	2	5
Model Type 2	Spherical	Spherical
Sill Structure 2	0.3	0.30
X-Range 2 (m)	30	90
Y-Range 2 (m)	10	20
Z-Range 2 (m)	3	10
Model Type 3	Spherical	Spherical
Sill Structure 3	0.722	0.428
X-Range 3 (m)	150	190
Y-Range 3 (m)	200	60
Z-Range 3 (m)	5	20

Table 17-9: Logarithmic Variogram Models, Tapereba C

Parameter	Unit
	Colluvium	Oxide-Sulphide Grade Shells
Nugget-Effect (C0)	0.1	0.2
Model Type 1	Spherical	Spherical
Sill Structure 1	0.85	1.20
X-Range 1 (m)	150	50
Y-Range 1 (m)	30	30
Z-Range 1 (m)	2	5
Model Type 2	Spherical	Spherical
Sill Structure 2	0.342	0.10
X-Range 2 (m)	300	90
Y-Range 2 (m)	150	80
Z-Range 2 (m)	4	10
Model Type 3	NA	Spherical
Sill Structure 3	NA	0.128
X-Range 3 (m)	NA	120
Y-Range 3 (m)	NA	80
Z-Range 3 (m)	NA	50

17-15

Table 17-10: Logarithmic Variogram Models, Tapereba D

Parameter	Unit
	Colluvium	Oxide-Sulphide Grade Shells
Nugget-Effect (C0)	0.2	0.4
Model Type 1	Spherical	Spherical
Sill Structure 1	0.50	1.00
X-Range 1 (m)	25	30
Y-Range 1 (m)	50	2
Z-Range 1 (m)	2	5
Orientation 1	Azimuth -60º/Dip 45º	Azimuth -60º/Dip 45º
Model Type 2	Spherical	Spherical
Sill Structure 2	0.5	0.05
X-Range 2 (m)	50	130
Y-Range 2 (m)	800	10
Z-Range 2 (m)	100	15
Orientation 2	Azimuth -60º/Dip 45º	Azimuth -60º/Dip 45º
Model Type 3	Spherical	Spherical
Sill Structure 3	0.5	0.62
X-Range 3 (m)	150	180
Y-Range 3 (m)	1000	25
Z-Range 3 (m)	1100	30
Orientation 3	Azimuth -60º/Dip 45º	Azimuth -60º/Dip 45º

Table 17-11: Logarithmic Variogram Models, Urucum

Parameter	Unit
	Colluvium	Oxide-Sulphide Grade Shells
Nugget-Effect (C0)	0.2	0.60
Model Type 1	Spherical	Spherical
Sill Structure 1	0.80	0.70
X-Range 1 (m)	15	100
Y-Range 1 (m)	15	70
Z-Range 1 (m)	10	5
Model Type 2	Spherical	Spherical
Sill Structure 2	0.3	0.10
X-Range 2 (m)	60	150
Y-Range 2 (m)	30	70
Z-Range 2 (m)	20	10
Model Type 3	Spherical	Spherical
Sill Structure 3	0.392	0.438
X-Range 3 (m)	200	1000
Y-Range 3 (m)	100	70
Z-Range 3 (m)	30	20

17-16

17.5 Block Modelling

AMEC has set up four block models in Datamine, ore for each area, the extents of which are provided in Table 17-12. The block size, 4 x 20 x 4 m, is similar to the one currently used by MPBA. In AMEC’s opinion, this size is reasonable for an open pit gold operation of the size of Pedra Branca do Amapari, but 20m is somewhat large for an underground mine.

Table 17-12: Block Model Extension

Axis	Origin*	No. Blocks	Block Size (m)
Tapereba AB
X	401,190	378	4
Y	93,090	116	20
Z	-339	173	4
Tapereba C
X	401,970	130	4
Y	95,450	90	20
Z	-379	160	4
Tapereba D

X	400,770	258	4
Y	93,610	76	20
Z	-3	46	4
Urucum
X	401,510	187	4
Y	97,950	124	20
Z	-519	204	4

Note: *Bottom left corner

The proportion of colluvium, oxide or sulphide grade shell, and waste was calculated for each block. Grades were estimated independently for each of the ore type proportions. AMEC later weighted the three grades by their respective tonnage (volume x density) to obtain the block grade averages.

In addition to kriging, AMEC generated a set of Nearest Neighbour (NN) estimates, using 4 m composites. The NN estimates were used for validation purposes (see next section).

17.6 Grade Estimation

17.6.1 Grade Estimation Plan

AMEC generated an estimation plan in four passes as detailed in Table 17-13, Table 17-14, Table 17-15 and Table 17-16 in which each unit is estimated independently (hard contacts).

17-17

Table 17-13: Gold Grade Estimation Plan, Tapereba AB

Unit	Estimation Technique	Search Ellipsoid Range (m)			Ellipsoid Orientation	Composite No.
						Min.	Max.	Min. Octant
		X	Y	Z
Pass 1

Colluviums		50	50	2	Azimuth 0 and 90	2	24	2
					Azimuth 0 and
Oxide Grade Shells	Ordinary Kriging	50	30	10	Dip 90	2	24	2
Sulphide Grade					Azimuth 0 and
		50	30	10		2	24	2
Shells					Dip 90
Waste	Distance Inverse	50	50	50		2	24
Pass 2

Colluviums		100	100	4	Azimuth 0 and 90	2	24	2
					Azimuth 0 and
Oxide Grade Shells	Ordinary Kriging	100	60	20	Dip 90	2	24	2
Sulphide Grade					Azimuth 0 and
		100	60	20		2	24	2
Shells					Dip 90
Waste	Distance Inverse	50	50	50		2	24
Pass 3

Colluviums		150	150	6	Azimuth 0 and 90	2	24	2
					Azimuth 0 and
Oxide Grade Shells	Ordinary Kriging	150	90	30	Dip 90	2	24	2
Sulphide Grade					Azimuth 0 and
		150	90	30		2	24	2
Shells					Dip 90
Waste	Distance Inverse	50	50	50		2	24
Pass 4

Colluviums		1,000	1,000	50	Azimuth 0 and 90	2	24	2
					Azimuth 0 and
Oxide Grade Shells	Ordinary Kriging	1,000	200	1,000	Dip 90	2	24	2
Sulphide Grade					Azimuth 0 and
		1,000	200	1,000		2	24	2
Shells					Dip 90
Waste	Distance Inverse	50	50	50		2	24

17-18

Table 17-14: Gold Grade Estimation Plan, Tapereba C

Unit	Estimation Technique	Search Ellipsoid Range (m)			Ellipsoid Orientation	Composite No.
		X	Y	Z		Min.	Max.	Min. Octant
Pass 1
Colluviums		80	50	2	Azimuth 0 and 90	2	24	2
		40	15	30	Azimuth 0 and Dip 90	2	24	2
Oxide Grade Shells	Ordinary Kriging
Sulphide Grade Shells		40	15	30	Azimuth 0 and Dip 90	2	24	2
Waste	Distance Inverse	50	50	50		2	24
Pass 2

Colluviums		160	100	4	Azimuth 0 and 90	2	24	2
Oxide Grade Shells	Ordinary Kriging	80	30	60	Azimuth 0 and Dip 90	2	24	2
Sulphide Grade Shells		80	30	60	Azimuth 0 and Dip 90	2	24	2
Waste	Distance Inverse	50	50	50		2	24
Pass 3
Colluviums		240	150	6	Azimuth 0 and 90	2	24	2
Oxide Grade Shells	Ordinary Kriging	120	45	90	Azimuth 0 and Dip 90	2	24	2
Sulphide Grade Shells		120	45	90	Azimuth 0 and Dip 90	2	24	2
Waste	Distance Inverse	50	50	50		2	24
Pass 4

Colluviums		1,000	1,000	50	Azimuth 0 and 90	2	24	2
Oxide Grade Shells	Ordinary Kriging	1,000	50	1,000	Azimuth 0 and Dip 90	2	24	2
Sulphide Grade Shells		1,000	50	1,000	Azimuth 0 and Dip 90	2	24	2
Waste	Distance Inverse	50	50	50		2	24

17-19

Table 17-15: Gold Grade Estimation Plan, Tapereba D

Unit	Estimation Technique	Search Ellipsoid Range (m)			Ellipsoid Orientation	Composite No.
		X	Y	Z		Min.	Max.	Min. Octant
Pass 1
Colluviums		80	50	2	Azimuth 0 and 90	2	24	2
Oxide Grade Shells	Ordinary Kriging	40	15	30	Azimuth 0 and Dip 90	2	24	2
Sulphide Grade Shells		40	15	30	Azimuth 0 and Dip 90	2	24	2
Waste	Distance Inverse	50	50	50		2	24
Pass 2
Colluviums		160	100	4	Azimuth 0 and 90	2	24	2
Oxide Grade Shells	Ordinary Kriging	80	30	60	Azimuth 0 and Dip 90	2	24	2
Sulphide Grade Shells		80	30	60	Azimuth 0 and Dip 90	2	24	2
Waste	Distance Inverse	50	50	50		2	24
Pass 3
Colluviums		240	150	6	Azimuth 0 and 90	2	24	2
Oxide Grade Shells	Ordinary Kriging	120	45	90	Azimuth 0 and Dip 90	2	24	2
Sulphide Grade Shells		120	45	90	Azimuth 0 and Dip 90	2	24	2
Waste	Distance Inverse	50	50	50		2	24
Pass 4
Colluviums		1,000	1,000	50	Azimuth 0 and 90	2	24	2
Oxide Grade Shells	Ordinary Kriging	1,000	50	1,000	Azimuth 0 and Dip 90	2	24	2
Sulphide Grade Shells		1,000	50	1,000	Azimuth 0 and Dip 90	2	24	2
Waste	Distance Inverse	50	50	50		2	24

17-20

Table 17-16: Gold Grade Estimation Plan, Urucum

Unit	Estimation Technique	Search Ellipsoid Range (m)			Ellipsoid Orientation	Composite No.
		X	Y	Z		Min.	Max.	Min. Octant
Pass 1

Colluviums	Ordinary Kriging	50	50	2	Azimuth 0 and 90	2	24	2
Oxide Grade Shells		50	30	10	Azimuth 0 and Dip 90	2	24	2
Sulphide Grade Shells		50	30	10	Azimuth 0 and Dip 90	2	24	2
Waste	Distance Inverse	50	50	50		2	24
Pass 2
Colluviums	Ordinary Kriging	100	100	4	Azimuth 0 and 90	2	24	2
Oxide Grade Shells		100	60	20	Azimuth 0 and Dip 90	2	24	2
Sulphide Grade Shells			60	20	Azimuth 0 and Dip 90	2	24	2
Waste	Distance Inverse	50	50	50		2	24
Pass 3

Colluviums	Ordinary Kriging	150	150	6	Azimuth 0 and 90	2	24	2
Oxide Grade Shells		150	90	30	Azimuth 0 and Dip 90	2	24	2
Sulphide Grade Shells		150	90	30	Azimuth 0 and Dip 90	2	24	2
Waste	Distance Inverse	50	50	50		2	24
Pass 4
Colluviums	Ordinary Kriging	1,000	1,000	50	Azimuth 0 and 90	2	24	2
Oxide Grade Shells		1,000	200	1,000	Azimuth 0 and Dip 90	2	24	2
Sulphide Grade Shells		1,000	200	1,000	Azimuth 0 and Dip 90	2	24	2
Waste	Distance Inverse	50	50	50		2	24

The ranges of the search ellipsoids in Pass 1 correspond to approximately the effective range of the first structure of the logarithmic variograms. These ranges were multiplied by two and three in Passes 2 and 3, respectively.

Density was directly assigned in the ore bodies (oxide and sulphide grade shells and in the colluvium). The density values correspond to the densities reported by Snowden (2006), which are shown in the Table 17-7. In the waste, AMEC interpolated the density from the drill-holes, and assigned density directly when there was not enough drill-hole information.

17-21

Table 17-17: Density Values Assigned

Area	Density (t/m3)
	Colluvium	Oxide	Sulphide	Default Fresh Rock Waste	Default Weathered Rock Waste
Tapereba AB	1.74	1.84	3.28	3.28	1.84
Tapereba C	1.74	1.73	3.28	3.28	1.73
Tapereba D	1.50	1.50	3.28	3.28	1.50
Urucum	1.62	1.91	3.28	3.28	1.91

17.6.2 Block Model Validation

Introduction

AMEC performed four types of validation of the model:

  Visual inspection of estimated block model, bench by bench and section by section

  Histogram and summary statistic comparisons between the kriged estimates, the NN estimates and the 2 m composites to detect global biases

  Swath plot comparison between the kriged estimates and the validation NN estimates to detect regional biases

  Quantification of the level of smoothing in the kriged estimates.

The visual inspection showed no irregularities.

Histograms and Primary Statistics

AMEC generated histograms of the kriged estimates and of the NN estimates.

The NN estimates provide declustered statistics of the composites and are globally unbiased at 0g/t cut-off, in theory. AMEC compared the average of the main estimates with the average of the NN estimates (Table 17-18). The table shows good agreement between both sets of estimates and AMEC is reasonably satisfied the gold estimates are globally unbiased.

17-22

Table 17-18: Statistics Comparison between the 2 m Composites, the Nearest-Neighbour Estimates and the Kriged Estimates

Unit	2 m Composites			Nearest-Neighbour Estimates			Kriged Estimates			Relative Difference Kriged-Nearest- Neighbour
	No.	Avg.	CV	No.	Avg.	CV	No.	Avg.	CV	Avg.	CV
		(g/t)			(g/t)			(g/t)		(g/t)
Tapereba AB
Colluviums	1,880	1.26	1.86	17,406	1.05	1.53	17,406	1.08	1.20	3.0%	78.1%
Oxide	2,753	2.29	2.90	30,408	1.92	2.33	30,408	1.77	1.14	-8.0%	48.9%
Sulphide	537	1.93	2.25	14,783	2.36	1.63	14,783	2.10	0.84	-12.5%	51.4%
Waste	22,102	0.15	4.69	NA	NA	NA	NA	NA	NA	NA	NA
Tapereba C
Colluviums	1,225	1.18	1.64	8,736	1.10	1.52	8,736	1.13	1.18	2.5%	77.8%
Oxide	516	1.92	1.89	4,784	1.66	1.55	4,784	1.75	0.94	5.1%	60.2%
Sulphide	110	2.54	1.95	3,102	2.26	1.65	3,102	2.20	1.02	-2.5%	62.0%
Waste	8,216	0.12	3.75	NA	NA	NA	NA	NA	NA	NA	NA
Tapereba D
Colluviums	385	1.71	0.24	2,504	1.20	1.11	2,504	1.26	0.81	4.9%	73.0%
Oxide	574	4.10	2.02	3,991	2.69	1.68	3,991	2.85	0.95	5.7%	56.2%
Sulphide	58	1.95	1.11	1,106	2.53	0.95	1,106	2.26	0.64	-11.6%	66.7%
Waste	5,532	0.08	2.96	NA	NA	NA	NA	NA	NA	NA	NA
Urucum
Colluviums	763	1.22	1.27	14,564	1.11	1.16	14,564	1.11	0.71	0.6%	60.8%
Oxide	518	2.11	1.77	7,031	1.86	1.58	7,031	1.90	0.78	-2.1%	49.1%
Sulphide	1,502	2.35	1.46	49,655	2.14	1.13	49,655	2.12	0.74	1.3%	65.6%
Waste	16,813	0.14	4.44	NA	NA	NA	NA	NA	NA	NA	NA
Note: CV = Coefficient of Variation. Kriging Passes 1, 2 and 3

The reduction in coefficient of variation from the NN to the kriged estimates is a normal phenomenon. The nearest-neighbour, although they are assigned to blocks, really represent a 4m composite support, the variance of which is naturally higher than for the blocks. In addition, kriging, as any other linear estimation technique, smoothes out the estimates, i.e. the variance of the estimates is lower than the actual variance of the grades in the field.

There is a large difference between the NN and kriged estimates in the sulphide at Tapereba AB and Tapereba D. AMEC believes this is the result of over-projection of high grade composites in the NN.

Swath Plots

AMEC compared the kriged and the NN estimate averages (kriging passes 1, 2 and 3) within NS and EW slices 40 m thick in the colluvium. In the oxide and sulphide zones AMEC considered 40m NS slices and 8m vertical slices. The averages were plotted on swath plots and compared graphically.

The kriged and the NN curves follow each other closely, as illustrated in Figures 17-14 to 17-19 for Tapereba AB, which indicates the absence of significant geographical bias. The kriged estimates also tend to show less noise than the NN estimate, which is the result of smoothing.

17-23

Figure 17-14: Gold NS Swath Plots, Tapereba AB, Colluvium

Figure 17-15: Gold EW Swath Plots, Tapereba AB, Colluvium

17-24

Figure 17-16: Gold NS Swath Plots, Tapereba AB, Oxide

Figure 17-17: Gold Vertical Swath Plots, Tapereba AB, Oxide

17-25

Figure 17-18: Gold Vertical Swath Plots, Tapereba AB, Sulphide

Figure 17-19: Gold Vertical Swath Plots, Tapereba AB, Sulphide

Smoothing

Kriged estimates are generally used for estimating resource tonnages above various cut-offs. At any cut-off greater than zero, the smoothing effect distorts the kriged estimate grade-tonnage curves. The effective amount of smoothing in the kriged estimates depends on the variogram model, in particular the nugget-effect and the ranges, and on the composite selection criteria for kriging. At cut-offs less than the global grade average, the tonnage given by the kriged estimates will be overestimated, and at cutoffs greater than the global grade average, it will be underestimated.

17-26

There are several techniques to assess and handle this problem. AMEC used a Hermitian correction method, which consists of:

1) Computing the theoretical dispersion variance of the blocks and knowing the variogram model of the relevant metals

2) Transforming the distribution of the declustered composites (nearest-neighbour estimates) is done using a Hermitian correction (Herco) so that it reflects a block support.

3) Comparison of the grade-tonnage curve of the Herco transforms with the grade-tonnage curve of the kriged estimates.

The theoretical dispersion variance of the 4m x 20m x 4m blocks (BDV) was calculated for the colluvium and the combined oxide-sulphide grade shell in each area. The BDVs are shown in Table 17-19.

The BDVs are relatively high for colluvium and low in the saprolite. High BDVs are the result of good grade continuity relative to the block size and favors lower levels of smoothing.

Table 17-19: Block Dispersion Variance of the 4 m x 20 m x 4 m Blocks

Area	Unit	Block Dispersion Variance
Tapereba AB	Colluvium	0.459
	Oxide and Sulphide Grade Shells	0.172
Tapereba C	Colluvium	0.622
	Oxide and Sulphide Grade Shells	0.464
Tapereba D	Colluvium	0.622
	Oxide and Sulphide Grade Shells	0.229
Urucum	Colluvium	0.496
	Oxide and Sulphide Grade Shells	0.455
Notes: Block dispersion variance is normalized to a unit sill

The BDVs were then used in AMEC’s in-house Herco routine (Herco03b.exe) to transform the distribution of the NN estimates. Grade-tonnage curves for Tapereba AB were generated and are shown in Figures 17-20 to 17-22.

The smoothing in gold estimates, identified by the gap between the kriged estimate curve and the Herco curve, is limited. This means that the resources stated at cut-offs between 0.5 and 2.1g/t Au (cut-offs used for Mineral Resource Statement) will not be significantly overestimated or underestimated because of excessive smoothing for colluvium and oxide.

Relatively low nugget effects, long variogram ranges relative to drill-spacing, the restricted search ellipsoid and the relatively low maximum number of composites used to krige the blocks are all factors that help controlling the smoothing effect.

17-27

Figure 17-20: Grade Tonnage-Curves, Colluvium, Tapereba AB

Figure 17-21: Grade Tonnage-Curves, Oxide Grade Shells, Tapereba AB

17-28

Figure 17-22: Grade Tonnage-Curves, Sulphide Grade Shells, Tapereba AB

17.7 Resource Reporting

17.7.1 Mineral Resource Classification Criteria

AMEC has classified the mineral resources into the Measured, Indicated and Inferred categories in compliance with the guidelines established by CIM definition Standard as referenced by National Instrument 43-101.

AMEC has developed classification rules to address the three following criteria:

  Geology and grade continuity criteria

  Data quality criteria

  Reasonable prospect of economic extraction criteria.

Geological and Grade Continuity

The resource classification scheme implemented was based on the inspection of the interpretations and our understanding of the continuity of the mineralization and on the grade variograms. These ranges are indicative of grade continuity.

AMEC translated the recommended grid spacings into a set of proximity-of-sampling-based classification rules as outlined below. The proximity of an estimated block to composite samples in the present drilling grid was used to classify the resources as follows:

Tapereba AB, Tapereba C, Urucum

Colluvium

17-29

Measured - A 50m NS and 25m EW search radius was deemed appropriate to define Measured Mineral Resource. Blocks containing an estimate with two or more samples from different octants were classified as Measured Mineral Resource.

Indicated – A 100m NS and 50m EW search radius was deemed appropriate to define Indicated Mineral Resource. Blocks containing an estimate with two or more samples from different octants were classified as Indicated Mineral Resource.

Inferred – Any additional material was classified as Inferred Mineral Resource.

Oxide Grade Shell

Measured - A 20m NS and 10m vertical search radius was deemed appropriate to define Measured Mineral Resource. Blocks containing an estimate with two or more samples from different octants were classified as Measured Mineral Resource.

Indicated – A 100m NS and 50m vertical search radius was deemed appropriate to define Indicated Mineral Resource. Blocks containing an estimate with two or more samples from different octants were classified as Indicated Mineral Resource.

Inferred – Any additional material was classified as Inferred Mineral Resource.

Tapereba D

Colluvium

Measured - A 20m NS x 60 m EW x 10m vertical search radius was deemed appropriate to define Measured Mineral Resource. Blocks containing an estimate with two or more samples from different octants were classified as Measured Mineral Resource.

Indicated – A 40m NS x 120 m EW x 20m vertical search radius was deemed appropriate to define Indicated Mineral Resource. Blocks containing an estimate with two or more samples from different octants were classified as Indicated Mineral Resource.

Inferred – Any additional material was classified as Inferred Mineral Resource.

Oxide and Sulphide Grade Shell

Measured - A 15m NS x 4m EW x 4m vertical search radius was deemed appropriate to define Measured Mineral Resource. Blocks containing an estimate with two or more samples from different octants were classified as Measured Mineral Resource.

Indicated – A 30m NS x 8m EW x 8m vertical search radius was deemed appropriate to define Indicated Mineral Resource. Blocks containing an estimate with two or more samples from different octants were classified as Indicated Mineral Resource.

Inferred – Any additional material was classified as Inferred Mineral Resource.

Data Quality

AMEC’s review of data quality was partial and therefore relies on Peak’s opinion and their independent consultants that it is reliable enough for classification of Measured Mineral Resource.

17-30

The issue with the frequency of the down-hole surveys is not expected to have a material impact on the classification.

Prospect of Economic Extraction

A mineral resource must have a reasonable prospect of economic extraction.

AMEC has seen a copy of the mining rights at Pedra Branca do Amapari and AMEC relies on MPBA´s assertion that they have the rights to operate the mine and continue developing their resources.

Pedra Branca do Amapari is an operating mine which has successfully recovered gold in the colluvium and oxide resources to date.

AMEC has seen metallurgical test results for the sulphide ore and AMEC was informed preliminary mine planning exercises were completed indicating a break-even cut-off grade at 2.1 g/t Au (AMEC has not seen the mine plan and calculation supporting this cut-off).

In order to demonstrate the mineability of the mineral resource, AMEC optimized a pit using all blocks candidates to Measured, Indicated and Inferred. Only the blocks falling within the pit are reported as open-pit mineral resource. AMEC used the following assumptions for resource reporting:

  Long-term gold price of 600 US$/oz

  Mining cost: 1.07 US$/t

  Slope angle: 42 degrees

  Processing cost: 8.85 US$/t

  General and Administration cost: 4,57 US$/t

  Recovery: 70%

These assumptions are conservative and considered reasonable for the sake of resource classification and reporting.

Blocks with a grade above 2.1g/t Au and located below the open-pit but within the oxide and sulphide grade-shell were reported as underground mineral resource.

17.7.2 Mineral Resource Statement

The open-pit mineral resources are stated at a 0.5g/t Au cutoff in Table 17-20 and the underground mineral resources are stated at a 2.1g/t Au in Table 17-21. Table 17-22 summarizes the total mineral resources at Tapereba AB, Tapereba C, Tapereba D and Urucum. The resource model includes contact and internal dilution and the block size reflects the level of selectivity achievable in that type of operation.

The open-pit resource at Tapereba AB in now defined to contain an estimated Measured and Indicated Mineral Resources of 3.1 million tonnes at 1.78g/t Au (177,985oz Au) at a 0.50g/t Au cut-off and an additional Inferred Mineral Resource of 0.3 million tonnes grading 2.24g/t Au (18,723oz Au) at a 0.50g/t Au cut-off. The underground resource is defined to contain an estimated Measured and Indicated Mineral Resources of 0.8 million tonnes at 4.30g/t Au (117,127oz Au) at a 2.1g/t Au cut-off and additional Inferred Mineral Resources of 2.7 million tonnes at 3.37g/t Au (295,030oz Au) at a 2.1g/t Au cut-off.

17-31

The open-pit resource at Tapereba C is now defined to contain an estimated Measured and Indicated Mineral Resources of 1.1 million tonnes at 1.83g/t Au (66,230oz Au) at a 0.50g/t Au cut-off and an additional Inferred Mineral Resource of 0.2 million tonnes grading 2.31g/t Au (12,661oz Au) at a 0.50g/t Au cut-off. The underground resource is defined to contain an estimated Measured and Indicated Mineral Resources of 0.1 million tonnes at 4.05g/t Au (11,091oz Au) at a 2.1g/t Au cut-off and additional Inferred Mineral Resources of 0.4 million tonnes at 3.92g/t Au (51,426oz Au) at a 2.1g/t Au cut-off.

The open-pit resource at Tapereba D is now defined to contain an estimated Measured and Indicated Mineral Resources of 0.5 million tonnes at 2.00g/t Au (31,260oz Au) at a 0.50 /t Au cut-off and an additional Inferred Mineral Resource of 0.3 million tonnes grading 2.03g/t Au (19,112oz Au) at a 0.50g/t Au cut-off. The underground resource is defined to contain an estimated Measured and Indicated Mineral Resources of approximately 0.01 million tonnes at 3.21g/t Au (1,364oz Au) at a 2.1g/t Au cut-off and additional Inferred Mineral Resources of 0.1 million tonnes at 3.10g/t Au (8,038oz Au) at a 2.1g/t Au cut-off.

The open-pit resource at Urucum is now defined to contain an estimated Measured and Indicated Mineral Resources of 5.9 million tonnes at 2.14g/t Au (404,663oz Au) at a 0.50g/t Au cut-off and an additional Inferred Mineral Resource of 1.1 million tonnes grading 2.17g/t Au (78,457oz Au) at a 0.50g/t Au cut-off. The underground resource is defined to contain an estimated Measured and Indicated Mineral Resources of 1.8 million tonnes at 3.63g/t Au (212,852oz Au) at a 2.1g/t Au cut-off and additional Inferred Mineral Resources of 8.0 million tonnes at 3.38g/t Au (867,553oz Au) at a 2.1g/t Au cut-off.

17-32

Table 17-20: Open-Pit Resource Statement at 0.5 g/t Au Cut-Off Grade

	Colluvium		Oxide		Sulphide
Classification	Tonnage	Gold Grade	Tonnage	Gold Grade	Tonnage	Gold Grade
	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)
Resource Pit Tapereba AB
Measured	398,591	0.95	239,631	2.12	45,510	2.20
Indicated	29,513	1.30	1,962,313	1.72	431,515	2.66
Total	428,104	0.97	2,201,944	1.76	477,025	2.61
Inferred	1,467	0.83	130,448	1.96	128,219	2.54
Resource Pit Tapereba C
Measured	273,929	1.23	124,262	2.18	3,932	4.51
Indicated	36,447	1.11	609,405	1.80	77,045	3.87
Total	310,376	1.22	733,667	1.86	80,977	3.90
Inferred	6,950	1.18	122,744	1.81	40,996	3.99
Resource Pit Tapereba D
Measured	146,427	1.61	119,715	2.52	2,009	2.29
Indicated	75,570	1.36	137,689	2.27	5,867	2.55
Total	221,997	1.52	257,404	2.39	7,876	2.48
Inferred	15,631	1.27	223,941	1.91	53,726	2.73
Resource Pit Urucum
Measured	701,889	1.45	178,433	2.10	280,862	2.78
Indicated	791,667	1.28	1,313,589	2.06	2,611,686	2.56
Total	1,493,556	1.36	1,492,023	2.06	2,892,548	2.58
Inferred	106,856	1.41	394,156	1.88	625,055	2.48
Resource Pit - All
Measured	1,520,836	1.29	662,042	2.20	332,313	2.72
Indicated	933,197	1.28	4,022,995	1.86	3,126,113	2.61
Total	2,454,033	1.29	4,685,037	1.91	3,458,426	2.62
Inferred	130,904	1.37	871,289	1.89	847,997	2.57
Note: Resources stated using the September 30, 2007 topography.

17-33

Table 17-21: Underground Resource Statement at 2.1 g/t Au Cutoff Grade

	zOxide		Sulphide
Classification	Tonnage	Gold Grade	Tonnage	Gold Grade
	(t)	(g/t)	(t)	(g/t)
Resource UG Tapereba AB
Measured	38,598	6.42	30,434	3.93
Indicated	427,977	4.54	350,942	3.80
Total	466,575	4.70	381,376	3.81
Inferred	413,615	3.79	2,310,988	3.29

Resource UG Tapereba C
Measured	403	3.12	1,052	3.35
Indicated	8,486	3.28	75,260	4.15
Total	8,890	3.27	76,311	4.14
Inferred	5,627	2.97	402,042	3.94

Resource UG Tapereba D
Measured	4,463	2.98	968	2.33
Indicated	3,574	2.97	4,200	3.87
Total	8,037	2.98	5,168	3.58
Inferred	12,295	2.58	68,294	3.20

Resource UG Urucum
Measured	947	5.04	111,178	4.02
Indicated	11,292	4.43	1,698,450	3.60
Total	12,238	4.48	1,809,627	3.63
Inferred	35,451	3.25	7,940,980	3.38

Resource UG - All
Measured	44,411	6.01	143,631	3.98
Indicated	451,329	4.50	2,128,851	3.65
Total	495,740	4.64	2,272,482	3.68
Inferred	466,989	3.71	10,722,304	3.38
Note: Resources stated using the September 30, 2007 topography.

17-34

Table 17-22: Total Resource Statement (Combined Open pit at 0.5 g/t Au cutoff and Underground at 2.1 g/t Au cutoff)

	Colluvium		Oxide		Sulphide
Classification	Tonnage	Gold Grade	Tonnage	Gold Grade	Tonnage	Gold Grade
	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)
Total Resource Tapereba AB
Measured	398,591	0.95	278,229	2.72	75,944	2.89
Indicated	29,513	1.30	2,390,290	2.22	782,456	3.17
Total	428,104	0.97	2,668,518	2.27	858,401	3.14
Inferred	1,467	0.83	544,064	3.36	2,439,207	3.25
Total Resource Tapereba C
Measured	273,929	1.23	124,666	2.19	4,984	4.27
Indicated	36,447	1.11	617,891	1.82	152,305	4.01
Total	310,376	1.22	742,557	1.88	157,288	4.02
Inferred	6,950	1.18	128,371	1.86	443,038	3.94
Total Resource Tapereba D
Measured	146,427	1.61	124,178	2.54	2,977	2.30
Indicated	75,570	1.36	141,263	2.29	10,068	3.10
Total	221,997	1.52	265,441	2.41	13,044	2.92
Inferred	15,631	1.27	236,236	1.95	122,020	2.99
Total Resource Urucum
Measured	701,889	1.45	179,380	2.12	392,040	3.13
Indicated	791,667	1.28	1,324,881	2.08	4,310,135	2.97
Total	1,493,556	1.36	1,504,261	2.08	4,702,175	2.99
Inferred	106,856	1.41	429,607	2.00	8,566,036	3.32
Resource Pit and UG - All
Measured	1,520,836	1.29	706,453	2.44	475,944	3.10
Indicated	933,197	1.28	4,474,324	2.12	5,254,964	3.03
Total	2,454,033	1.29	5,180,777	2.17	5,730,908	3.04
Inferred	130,904	1.37	1,338,277	2.53	11,570,300	3.32
Note: Resources stated using the September 30, 2007 topography. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

17.8 Dilution and Ore Losses

The resource model is not fully diluted and the appropriate mining dilution needs to be included for conversion of the Mineral Resources into Mineral Reserves. The size of the blocks is large for an underground mine, which may cause the underground resources to be somewhat overdiluted (support effect).

17.9 Mineral Reserve Estimate

17.9.1 Operating Parameters and Criteria

A mine plan was developed for the Amapari Project to leach approximately 2.0 million tonnes of oxide ore per year. The mine plan was developed on a monthly basis from October 2007 onwards, considering the topography of end of September 2007. Open pit mining is scheduled for seven days per week with 330 days per year, assuming 35 lost days because of holidays and weather delays. Each day consists of two 11-hour shifts. Three mining crews cover the operation.

17-35

The plan is based on operating the current equipment fleets with excavators of 4.3 and 15.0 cubic meter capacities (Liebherr 964B and Liebherr 994B) and trucks with a capacity of 35 and 100 tonnes (Volvo A35D and CAT777). This mixed fleet of equipment types provides enough flexibility and selectivity for the ore to be mined with the smaller equipment; and high productivity for waste to be mined with the bigger equipment.

17.9.2 Economics for Mine Design

A. Base Parameters

Table 17-23 summarizes the economic parameters used for Lerchs-Grossman series of nested pit analyses. An exchange rate of 1US$=2.0 Brazilian Real was assumed for this analysis.

The mining cost estimate is based on the current MPBA Life of Mine Plan, as provided to NCL. According to current mine plan geometries, average haulage distances were calculated from reference pit exits to final material destinations for estimating a base mining cost. This resulted in US$ 1.006 per tonne for waste. For the mining cost of ore, the extra haulage cost to the primary crusher was added. Ore haulage distances vary from 2.3 to 7.25 kilometers from the different pits to the crusher dump.

17-36

Table 17-23: Base Case Lerchs-Grossmans Pit Optimization

Description	Unit	TAP AB
		Colluvium / Saprolite	Transition	Fresh Rock / Sulphides
Ore Mining	US$/t	1.396	1.629	1.862
Waste Mining	US$/t	1.006	1.239	1.472
Processing	US$/t	8.85	8.85	15.00
G&A	US$/t	4.57	4.57	4.57
Process Recovery	%	70.0%	70.0%	94.0%
Gold Refining, Transport, Insurance	US$/oz	10.00	10.00	10.00
Gold Price	US$/oz	575	575	575
Breakeven Cut-off Grade	g/t	1.2	1.2	1.3
Internal Cut-off Grade	g/t	1.1	1.1	1.2
Description	Unit	TAP D
		Colluvium / Saprolite	Transition	Fresh Rock / Sulphides
Ore Mining	US$/t	1.177	1.410	1.643
Waste Mining	US$/t	1.006	1.239	1.472
Processing	US$/t	8.85	8.85	15.00
G&A	US$/t	4.57	4.57	4.57
Process Recovery	%	70.0%	70.0%	94.0%
Gold Refining, Transport, Insurance	US$/oz	10.00	10.00	10.00
Gold Price	US$/oz	575	575	575
Breakeven Cut-off Grade	g/t	1.1	1.2	1.2
Internal Cut-off Grade	g/t	1.1	1.1	1.2
Description	Unit		TAP C
		Colluvium / Saprolite	Transition	Fresh Rock / Sulphides
Ore Mining	US$/t	1.679	1.912	2.145
Waste Mining	US$/t	1.006	1.239	1.472
Processing	US$/t	8.850	8.85	15.00
G&A	US$/t	4.570	4.57	4.57
Process Recovery	%	70.0%	70.0%	94.0%
Gold Refining, Transport, Insurance	US$/oz	10.00	10.00	10.00
Gold Price	US$/oz	575	575	575
Breakeven Cut-off Grade	g/t	1.2	1.2	1.3
Internal Cut-off Grade	g/t	1.108	1.1	1.2
Description	Unit		URUCUM
		Colluvium / Saprolite	Transition	Fresh Rock / Sulphides
Ore Mining	US$/t	2.042	2.275	2.508
Waste Mining	US$/t	1.006	1.239	1.472
Processing	US$/t	8.85	8.85	15.00
G&A	US$/t	4.57	4.57	4.57
Process Recovery	%	70.0%	70.0%	94.0%
Gold Refining, Transport, Insurance	US$/oz	10.00	10.00	10.00
Gold Price	US$/oz	575	575	575
Breakeven Cut-off Grade	g/t	1.2	1.2	1.3
Internal Cut-off Grade	g/t	1.1	1.1	1.2

17-37

Table 17-23 shows the processing cost for sulphide ore in a CIL plant and details the mining cost estimate for optimization purposes, developed from the LOM 2006 data as provided by MPBA personnel.

The processing costs, refining costs, and processing recoveries were provided to NCL by MPBA personnel. Gold price was assumed to be US$575 per ounce, oxide recovery at 70% and sulphide recovery at 94%, based on testwork conducted in support of current studies for a CIL plant.

17-38

Table 17-24: Mining Cost Estimate

BUDGET 2007 Data (MPBA)	Saprolite	Transition	Fresh Rock

	US$/tonne	US$/tonne	US$/tonne
DRILLING	0.000	0.070	0.120
BLASTING	0.000	0.163	0.346
LOADING	0.225	0.225	0.225
ANCILLARY EQUIPMENT	0.186	0.186	0.186
TRENCHER	0.018	0.018	0.018
VEHICLES	0.019	0.019	0.019
LABOR (OTHER)	0.113	0.113	0.113
SUPORT	0.025	0.025	0.025
OTHER COSTS	0.037	0.037	0.037
TOTAL	0.623	0.856	1.089
			TAP AB		TAP C		TAP D		URUCUM
Hauling Cycle Time	A35 Km/hr	777 Km/hr	Ore m	Waste m	Ore m	Waste m	Ore m	Waste m	Ore m	Waste m
UPWARDS LOADED	10.0	13.0	603.6	400.0	800.0	400.0	400.0	400.0	1000.0	400.0
DOWNWARDS EMPTY	24.0	30.0	603.6	400.0	800.0	400.0	400.0	400.0	1000.0	400.0
DOWNWARDS LOADED	25.0	19.0	610.8	600.0	800.0	600.0	400.0	600.0	1100.0	600.0
UPWARDS EMPTY	22.0	30.0	610.8	600.0	800.0	600.0	400.0	600.0	1100.0	600.0
HORIZONTAL EMPTY	35.0	40.0	2244.9	1900.0	3500.0	1900.0	1500.0	1900.0	5150.0	1900.0
HORIZONTAL LOADED	35.0	27.0	2244.9	1900.0	3500.0	1900.0	1500.0	1900.0	5150.0	1900.0
Travel time (min)			16.0	12.8	22.9	12.8	10.6	12.8	31.8	12.8
HAULING			TAP AB		TAP C		TAP D		URUCUM
Productivity		un	A35/ ore	777/ waste	A35/ ore	777/ waste	A35/ ore	777/ waste	A35/ ore	777/ waste

NOMINAL TRUCK CAPACITY		t	35	100	35	100	35	100	35	100
MOISTURE		%	10%	10%	10%	10%	10%	10%	10%	10%
TRUCK CAPACITY (DRY TONNES)		t	31	87	31	87	31	87	31	87
TRAVEL TIME		min	16.0	12.8	22.9	12.8	10.6	12.8	31.8	12.8
LOADING, DUMPING, MANEUVERING		min	3	2.5	3	2.5	3	2.5	3	2.5
CYCLE TIME		min	19.0	15.3	25.9	15.3	13.6	15.3	34.8	15.3
PRODUCTION/EFFECTIVE HR		t/h	97	340	71	340	135	340	53	340
OPERATIONAL LOSSES		%	83.3%	83.3%	83.3%	83.3%	83.3%	83.3%	83.3%	83.3%
PRODUCTION/OPERATION HRS		t/h	81	284	59	284	113	284	44	284
AVAILABILITY		%	92.0%	92.0%	92.0%	92.0%	92.0%	92.0%	92.0%	92.0%
USE OF AVAILABILITY		%	75.0%	65.0%	75.0%	65.0%	75.0%	65.0%	75.0%	65.0%
HRS PER SHIFT		h	11	11	11	11	11	11	11	11
SHIFTS PER DAY		cu	2	2	2	2	2	2	2	2
DAYS PER YEAR		d	330	330	330	330	330	330	330	330
ANNUAL PRODUCTION		kt	405	1,231	296	1,231	565	1,231	221	1,231
Hourly Cost		US$/hr	62.5	108.5	62.5	108.5	62.5	108.5	62.5	108.5
HAULING COST		US$/tonne	0.773	0.383	1.056	0.383	0.554	0.383	1.419	0.383
			TAP AB		TAP C		TAP D		URUCUM
Mining Cost			Ore	Waste	Ore	Waste	Ore	Waste	Ore	Waste
Hauling		US$/tonne	0.773	0.383	1.056	0.383	0.554	0.383	1.419	0.383
All others		US$/tonne	0.623	0.658	0.658	0.658	0.623	0.658	0.623	0.658
TOTAL		US$/tonne	1.396	1.041	1.679	1.041	1.177	1.041	2.042	1.041

17-39

B. Slope Angles

Slope angles, varying from 35° to 50°, were used for a first pass of the optimization process. This information was provided by MPBA personnel, based on an internal study for Taperebá AB and Taperebá D; and measurements collected by NCL from feasibility pits for Taperebá C and Urucum.

Final optimized shells were selected as guides for the mining design. For the final designs the current bench configuration was applied, adopting a four metre bench, with a 2.5 m berm and 65° for the batter angle. Ramp configuration assumed a 10% gradient with variable widths; 25 m for the upper benches, 15 m for the intermediate zone and 8 m for the last 2 benches for every pit bottom. A summary of the open pit designs is provided in Table 17-25 and bench configuration is shown in Figure 17-23.

Table 17-25: Slopes Angle for Optimization

Urucum
Geotec	Sector	Wall	Level	Recommended	Whittle Slope	Comments	Height	Ramp Width	Base	Base + Ramp
				IRA	Angle		Overall Wall	m
1	Sector 1	West wall		48	43	1 ramp used	140	25	126	151
2	Sector 2	East wall	<215	52	45	1 ramp used	110	25	86	111
3	Sector 2	East wall	>=215	48	48		30	0	27	27
Tap C
Geotec	Sector	Wall	Level	Recommended	Whittle Slope	Comments	Height	Ramp Width	Base	Base + Ramp
				IRA	Angle		Overall Wall	m
1				42	36	1 ramp used	60	15	67	82
2			>160	45	39	1 ramp used	60	15	60	75
3			>160	47	40	1 ramp used	60	15	56	71
4			<160	50	50		20	0	17	17
Tap AB
Geotec	Sector	Wall	Level	Recommended	Whittle Slope	Comments	Height	Ramp Width	Base	Base + Ramp
				IRA	Angle		Overall Wall	m
1	1			42	36	1 ramp used	90	25	100	125
2	2-3			45	38	1 ramp used	90	25	90	115
3	1			47	42	1 ramp used	90	15	84	99
4	2-3			50	45	1 ramp used	90	15	76	91
Tap D
Geotec	Sector	Wall	Level	Recommended	Whittle Slope	Comments	Height	Ramp Width	Base	Base + Ramp
				IRA	Angle		Overall Wall	m
1				45	38	1 ramp used	50	15	50	65
2				49	49		50		43	43

17-40

Figure 17-23: Bench Configuration for Mine Design

17.9.3 Mining Reserve Analyses

Mining reserve analyses were carried out with Whittle Four-X, a Lerchs-Grossman based package, to develop a series of nested pits for each of the four mineral resource areas considering oxide resources only and using topography to the end of September 2007.

Optimized shells obtained only with oxide resources as ore were selected as guides for mine designs. The reserves are defined as mineral resources contained by the pit and above the internal cut-offs grades of 1.1 g/t of gold for every pit previously calculated. Contained measured resources are transferred to proven reserves and contained indicated resources are transferred to probable reserves. Inferred mineral resources are not converted to reserves and are instead treated as waste for mine planning purposes.

A. Pit Optimizations

Open pit optimizations were carried out for all the four mineral resource areas and four scenarios were considered during the optimization, in terms of what type of resources was used during the optimization process, as described in Table 17-26.

17-41

Table 17-26: Open Pit Optimization Scenarios

Case	Resources used during optimization
(1) Base	Oxides; measured & indicated
(2) Ox – Inferred (OXINF)	Oxides; measured, indicated & inferred
(3) Alternative	Oxides & Sulphides; measured, indicated & inferred
(4) Open Pit / Underground (OPUG)	Oxides & Sulphides; measured, indicated & inferred. Considering an alternative underground mine at an operating cost of US$15 per tonne.

Base and “OXINF” cases consider the current heap leach plant. The Alternative and “OPUG” cases consider a CIL plant for processing the sulphide ore together with the oxide ore.

Cases (2) to (4) in Table 17-26 were developed to analyze the potential impact of inferred resources in the final pit geometry. Case (4) was developed because the sulphide ores are deeper resources that require high strip ratios for an open pit alternative. The underground mining alternative seems to be possible for all or part of the sulphide resources.

Table 17-27 summarizes the mineral resources obtained pits for a gold price of US$575 per ounce for the four scenarios and the four mineral resource areas.

Analyzing the results and the small differences between the oxides pits when adding the inferred resources into the optimization, it was decided to consider the “OXINF” pit shells as guides for pit designs and summarize the contained measured and indicated resources as proven and probable reserves.

Sulphide resources were not considered for transfer to reserves because additional studies are required to identify processing estimates and to confirm the economic viability of underground mining.

17-42

Table 17-27: Open Pit Optimization Results

BASE CASE	Total kt	Strip Ratio (*)	Measured + Indicated						Inferred
			Total M+I		Oxides		Sulphides		Total Inferred		Oxides		Sulphides
			kt	Au g/t	kt	Au g/t	kt	Au g/t	kt	Au g/t	kt	Au g/t	kt	Au g/t
AB	11,793	6.46	1,647	2.69	1,580	2.67	67	3.07	151	2.84	122	2.81	29	2.96
C	2,432	4.55	438	2.59	438	2.59	-	-	38	2.46	38	2.46	-	-
D	659	3.58	144	2.59	144	2.59	-	-	38	2.37	38	2.37	-	-
URUCUM	5,651	3.00	1,444	2.47	1,414	2.46	30	2.76	110	2.38	102	2.41	8	1.93
TOTAL	20,535	4.74	3,673	2.58	3,576	2.57	97	2.97	337	2.59	300	2.58	37	2.74
OX INF	Total kt	Strip Ratio (*)	Measured + Indicated						Inferred
			Total M+I		Oxides		Sulphides		Total Inferred		Oxides		Sulphides
			kt	Au g/t	kt	Au g/t	kt	Au g/t	kt	Au g/t	kt	Au g/t	kt	Au g/t
AB	14,572	7.38	1,818	2.64	1,739	2.61	79	3.14	248	2.96	213	2.98	35	2.81
C	2,590	4.87	441	2.59	441	2.59	-	-	60	2.62	58	2.57	2	3.99
D	1,301	6.84	166	2.54	166	2.54	-	1.27	107	2.22	105	2.23	2	1.95
URUCUM	6,481	3.49	1,481	2.46	1,444	2.45	37	2.81	228	2.54	206	2.59	22	2.05
TOTAL	24,944	5.58	3,906	2.56	3,790	2.55	116	3.04	643	2.65	582	2.67	61	2.55
			Measured + Indicated						Inferred
ALTERNATIVE	Total kt	Strip Ratio (*)	Total M+I		Oxides		Sulphides		Total Inferred		Oxides		Sulphides

			kt	Au g/t	kt	Au g/t	kt	Au g/t	kt	Au g/t	kt	Au g/t	kt	Au g/t
AB	29,297	13.38	2,553	2.68	2,037	2.52	516	3.29	634	3.38	294	2.78	340	3.90
C	5,145	9.33	565	2.75	498	2.53	67	4.40	110	3.09	72	2.49	38	4.23
D	2,711	13.81	195	2.48	183	2.48	12	2.45	196	2.45	133	2.21	63	2.96
URUCUM	56,005	32.46	4,740	2.74	1,674	2.34	3,066	2.96	1,207	2.85	295	2.35	912	3.01
TOTAL	93,158	20.21	8,053	2.72	4,392	2.45	3,661	3.03	2,147	2.98	794	2.50	1,353	3.26
			Measured + Indicated						Inferred
OPUG	Total kt	Strip Ratio (*)	Total M+I		Oxides		Sulphides		Total Inferred		Oxides		Sulphides

			kt	Au g/t	kt	Au g/t	kt	Au g/t	kt	Au g/t	kt	Au g/t	kt	Au g/t
AB	16,804	8.24	2,113	2.64	1,818	2.60	295	2.93	329	2.96	223	2.95	106	2.98
C	3,398	6.17	503	2.69	474	2.57	29	4.54	75	2.77	66	2.54	9	4.44
D	1,981	10.01	186	2.48	180	2.49	6	2.15	164	2.27	128	2.20	36	2.48
URUCUM	18,036	10.20	2,724	2.55	1,611	2.37	1,113	2.82	657	2.53	269	2.41	388	2.62
TOTAL	40,219	8.85	5,526	2.60	4,083	2.50	1,443	2.88	1,225	2.63	686	2.56	539	2.71
Strip Ratio: Calculated as [Total material - Oxide (M+I)] / Oxide (M+I)

17-43

B. Mine Designs

Optimized pit shells obtained in the OXINF scenario considered all oxide resources as ore, including the inferred, were selected as guides for the mine designs.

Current bench configuration was applied; a four metre bench height, with a 2.5 m berm and 65° for the batter angle. Ramp configuration was with a 10% gradient and variable widths of 25 m for the upper benches, 15 m for the intermediate zone and 8 m for the last 2 benches for every pit bottom.

Figure 17-24 and Figure 17-25 show the designed open pits for the four mineralized zones. Each pit was divided into different areas because of their extent in the north-south direction and these will be used as mining phases to help with the production schedule.

The mineral resource estimate considered the topography as of the end of September 2007. The reserve statement below considers the same initial topography, as provided by MPBA.

Table 17-28 and Table 17-31 show the summary of all four zones, divided into the referred sub-areas.

The main reason for high strip ratios for some sub-areas in Table 17-28, and Table 17-31 is caused by trying to give a short term option to mine inferred resources, if considered appropriate by MPBA. If these allowances are not made this ore would never be recoverable because of access and ramp requirements.

The mine production schedule developed in Section 17.9.4 commenced in October 2007.

17-44

Figure 17-24: Oxides Pits Taperebá C & Urucum

17-45

Figure 17-25: Oxides Pits Taperebá AB & D

17-46

Table 17-28: Taperebá AB - Reserve Summary by Mine and Sub-area

			Contained
TAPEREBÁ AB	Ore	Gold	Gold
	Ktonnes	(g/t)	Koz
Proven Mineral Reserve
AB01	29	1.288	1.2
AB02	103	2.749	9.1
AB03	16	1.549	0.8
AB04	79	4.208	10.6
AB05	11	2.215	0.8
AB06	2	1.740	0.1
Total Proven Mineral Reserve	239	2.939	22.6
Probable Mineral Reserve
AB01	162	2.224	11.6
AB02	912	1.986	58.2
AB03	6	1.875	0.3
AB04	298	4.373	41.9
AB05	63	2.947	5.9
AB06	77	1.849	4.6
Total Probable Mineral Reserve	1,518	2.513	122.6
Total Mineral Reserve	1,757	2.571	145.2
Total Material Movement	Ktonnes	Strip Ratio
AB01	1,773	8.31
AB02	6,432	5.34
AB03	57	1.60
AB04	7,071	17.77
AB05	736	9.02
AB06	952	10.98
Total	17,020	8.69

Table 17-29: Taperebá D - Reserve Summary by Mine and Sub-area

			Contained
TAPEREBÁ D	Ore	Gold	Gold
	Ktonnes	(g/t)	Koz
Proven Mineral Reserve
D03	17	1.854	1.0
Total Proven Mineral Reserve	17	1.854	1.0
Probable Mineral Reserve
D03	35	1.836	2.0
Total Probable Mineral Reserve	35	1.836	2.0
Total Mineral Reserve	51	1.841	3.0
Total Material Movement	Ktonnes	Strip Ratio
D03	1,295	24.29
Total	1,295	24.29

17-47

Table 17-30: Taperebá C - Reserve Summary by Mine and Sub-area

			Contained
TAPEREBÁ C	Ore	Gold	Gold
	Ktonnes	(g/t)	Koz
Proven Mineral Reserve
C01	29	3.917	3.6
C02	69	2.093	4.6
C03	62	2.107	4.2
Total Proven Mineral Reserve	159	2.427	12.4
Probable Mineral Reserve
C01	95	3.112	9.5
C02	144	2.458	11.4
C03	54	1.856	3.2
Total Probable Mineral Reserve	293	2.561	24.1
Total Mineral Reserve	452	2.514	36.5
Total Material Movement	Ktonnes	Strip Ratio
C01	1,019	7.22
C02	1,434	5.73
C03	523	3.54
Total	2,976	5.58

17-48

Table 17-31: Urucum - Reserve Summary by Mine and Sub-area

			Contained
URUCUM	Ore	Gold	Gold
	Ktonnes	(g/t)	Koz
Proven Mineral Reserve
UR01	-	-	-
UR02	20	2.956	1.9
UR03	289	2.339	21.7
UR04	23	2.078	1.6
UR05	49	2.234	3.5
UR06	15	1.813	0.9
Total Proven Mineral Reserve	396	2.322	29.6
Probable Mineral Reserve
UR01	18	2.305	1.3
UR02	39	1.915	2.4
UR03	855	2.393	65.7
UR04	83	2.381	6.3
UR05	131	2.354	9.9
UR06	24	2.685	2.1
Total Probable Mineral Reserve	1,149	2.376	87.8
Total Mineral Reserve	1,545	2.362	117.4
Total Material Movement	Ktonnes	Strip Ratio
UR01	124	5.83
UR02	213	2.59
UR03	4,846	3.24
UR04	1,050	8.89
UR05	1,024	4.71
UR06	854	21.01
Total	8,112	4.25

C. Reserve Summary

The total updated oxide mineral reserve for the Amapari project amounts to 3,806 ktonnes at a gold grade of 2.469 g/t and 302.1 thousand contained ounces. Table 17-32 summarizes the mineral reserve as of September 30, 2007.

17-49

Table 17-32: Final Reserve Summary as of September 30, 2007

			Contained
Ore Source	Ore	Gold	Gold
	Ktonnes	(g/t)	Koz
Proven Mineral Reserve
Taperebá AB	239	2.939	22.6
Taperebá C	159	2.427	12.4
Taperebá D	17	1.854	1.0
Urucum	396	2.322	29.6
Total Proven Mineral Reserve	811	2.515	65.6
Probable Mineral Reserve
Taperebá AB	1,518	2.513	122.6
Taperebá C	293	2.561	24.1
Taperebá D	35	1.836	2.0
Urucum	1,149	2.376	87.8
Total Probable Mineral Reserve	2,994	2.457	236.5
Total Mineral Reserve	3,806	2.469	302.1
Total Material Movement	Ktonnes	Strip Ratio
Taperebá AB	17,020	8.69
Taperebá C	2,976	5.58
Taperebá D	1,295	24.29
Urucum	8,112	4.25
Total	29,403	6.73

17.9.4 Mine Production Schedule

A mine plan was developed for the Amapari Project to leach 2.3 million tonnes of oxide ore per year on a monthly basis from October 2007, considering the topography of end of September 2007. Open pit mining is scheduled for seven days per week with 330 days per year, assuming 35 lost days because of holidays and weather delays. Each day consists of two 11-hour shifts. Three mining crews cover the operation.

The study is based on operating the current equipment fleets with excavators of 4.3 and 15.0 cubic meter capacities (Liebherr 964B and Liebherr 994B) and trucks with a capacity of 35 and 100 tonnes (Volvo A35D and CAT777). This mixed fleet of equipments gives enough flexibility and selectivity for the ore to be mined with the smaller equipment; and high productivity for waste to be mined with the bigger equipment.

The mine production schedule was developed on a monthly basis for 2007 and 2008 and on a quarterly basis for 2009. The plant feed rate was provided by MPBA personnel on a monthly basis.

The ratio between saprolite and colluvium ore types in the reserve is 3.77 to 1.

The colluvium is located above the saprolite, it is therefore necessary mine the colluvium in advance of the saprolite. The mine production schedule will therefore have lower saprolite/colluvium ratios at the beginning and higher ratios at the end of the plan. A colluvium stockpile strategy with later reclamation was adopted to maintain the plant feed at a constant ratio of saprolite and colluvium at 3.77 to 1 (approximately 80% saprolite in plant feed).

17-50

Table 17-33 summarizes the mine production schedule and Table 17-34 the plant feed schedule and the stockpile balance.

17-51

Table 17-33: Mine Production Schedule

Period	Colluvium		Saprolite		Total Oxides		Low Grade		Waste	Total
	ktonnes	Gold g/t	ktonnes	Gold g/t	ktonnes	Gold g/t	ktonnes	Gold g/t	ktonnes	ktonnes
Oct/07	58	1.77	156	2.83	214	2.54	138	0.80	1,148	1,500
Nov/07	48	1.73	138	2.85	185	2.56	118	0.79	1,196	1,500
Dec/07	57	1.90	140	3.45	197	3.00	106	0.85	1,097	1,400
Total 2007	163	1.80	433	3.03	596	2.70	363	0.81	3,442	4,400
Jan/08	73	1.85	151	2.30	224	2.16	85	0.83	1,092	1,400
Feb/08	63	1.73	138	2.66	200	2.37	70	0.81	1,130	1,400
Mar/08	102	1.96	160	2.37	261	2.21	88	0.81	1,051	1,400
Apr/08	75	2.10	150	2.23	225	2.19	41	0.85	1,134	1,400
May/08	71	1.99	156	2.40	227	2.27	83	0.78	1,090	1,400
Jun/08	70	1.65	153	2.15	223	2.00	103	0.78	1,074	1,400
Jul/08	19	1.68	156	2.07	175	2.03	143	0.78	1,082	1,400
Aug/08	69	1.97	157	2.61	225	2.41	168	0.77	1,007	1,400
Sep/08	13	2.67	147	2.16	160	2.20	100	0.79	1,140	1,400
Oct/08	2	1.19	153	2.14	155	2.13	63	0.81	1,182	1,400
Nov/08	0	1.12	149	2.32	150	2.31	76	0.73	1,174	1,400
Dec/08	3	1.20	151	2.79	153	2.77	99	0.75	1,148	1,400
Total 2008	559	1.91	1,820	2.35	2,378	2.25	1,120	0.79	13,302	16,800
Q01-09	59	2.02	448	2.43	507	2.38	164	0.81	3,530	4,200
Q02-09	17	2.72	307	3.89	325	3.83	114	0.82	3,564	4,003
Q03-09	-	-	-	-	-	-	-	-	-	-
Total 2009	76	2.18	755	3.02	831	2.95	278	0.82	7,094	8,203
TOTAL	797	1.91	3,008	2.62	3,806	2.47	1,760	0.80	23,838	29,403

Cut-off grade for Oxides (Colluvium + Saprolite) equals 1.1 g/t
Low grade ore are oxides with gold grade greater or equal than 0.5 g/t and lower than 1.1 g/t
Waste material considers

All oxide ore with a grade lower than 0.5 g/t
Entirely defined waste
All sulphide ore
All inferred resources

17-52

Table 17-34: Plant Feed and Stockpile Balance

	Plant Feed						Mine to Stockpile				Stockpile Reclaim (rehandling)				Stockpile Balance
Period	Colluvium		Saprolite		Total Oxides		Colluvium		Saprolite		Colluvium		Saprolite		Colluvium		Saprolite
	ktonnes	Gold g/t	ktonnes	Gold g/t	ktonnes	Gold g/t	ktonnes	Gold g/t	ktonnes	Gold g/t	ktonnes	Gold g/t	ktonnes	Gold g/t	ktonnes	Gold g/t	ktonnes	Gold g/t
Oct-07	41	1.77	156	2.83	197	2.61	17	1.77	-	-	-	-	-	-	17	1.77	-	-
Nov-07	36	1.73	138	2.85	174	2.62	11	1.73	-	-	-	-	-	-	28	1.75	-	-
Dec-07	37	1.90	140	3.45	177	3.12	20	1.90	-	-	-	-	-	-	48	1.81	-	-
Total 2007	115	1.80	433	3.03	548	2.78	48	1.81	-	-	-	-	-	-
Jan-08	40	1.85	151	2.30	191	2.21	33	1.85	-	-	-	-			81	1.83	-	-
Feb-08	36	1.73	138	2.66	174	2.47	26	1.73	-	-	-	-			107	1.80	-	-
Mar-08	42	1.96	160	2.37	202	2.29	59	1.96	-	-	-	-			167	1.86	-	-
Apr-08	40	2.10	150	2.23	190	2.20	35	2.10	-	-	-	-			202	1.90	-	-
May-08	41	1.99	156	2.40	198	2.31	29	1.99	-	-	-	-			231	1.91	-	-
Jun-08	41	1.65	153	2.15	194	2.05	29	1.65	-	-	-	-			260	1.88	-	-
Jul-08	41	1.79	156	2.07	198	2.01	-	-	-	-	23	1.88			238	1.88	-	-
Aug-08	42	1.97	157	2.61	198	2.47	27	1.97	-	-	-	-			265	1.89	-	-
Sep-08	39	2.16	147	2.16	186	2.16	-	-	-	-	26	1.89			239	1.89	-	-
Oct-08	41	1.86	153	2.14	194	2.08	-	-	-	-	39	1.89			201	1.89	-	-
Nov-08	40	1.88	149	2.32	189	2.23	-	-	-	-	39	1.89			162	1.89	-	-
Dec-08	40	1.85	151	2.79	191	2.60	-	-	-	-	37	1.89			124	1.89	-	-
Total 2008	482	1.90	1,820	2.35	2,302	2.26	240	1.91	-	-	164	1.89	-	-
Q01-09	119	1.96	448	2.43	567	2.33	-	-	-	-	60	1.89			64	1.89	-	-
Q02-09	82	2.07	307	3.89	389	3.51	-	-	-	-	64	1.89			-	-	-	-
Q03-09	-	-	-	-	-	-	-	-	-	-	-	-			-	-	-	-
Total 2009	200	2.00	755	3.02	955	2.81	-	-	-	-	124	1.89	-	-	-	-	-	-
TOTAL	797	1.91	3,008	2.62	3,806	2.47	288	1.89	-	-	288	1.89	-	-

17-53

SECTION 18 OTHER RELEVANT DATA AND INFORMATION

18.0 OTHER RELEVANT DATA AND INFORMATION

MQes understands that Peak Gold Ltd. plans to perform a series of studies and engineering designs to optimize the existing operation as well as investigate the recovery of sulphide material. The costs for these are planned to be paid from Peak Gold’s corporate account. Beyond this, MQes is not aware of any relevant data or information that is not presented in this report.

18-1

SECTION 19
ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT
PROPERTIES AND PRODUCTION PROPERTIES

19.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

19.1 General Operations

General operating data for the Amapari project from January 2007 to September 2007 are presented in Table 19-1.

Table 19-1: Operating Statistics - 2007

Description	2007									YTD
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sept
Ore – t	250,760	215,521	174,930	204,194	192,447	225,219	280,146	202,020	272,010	2,017,247
Waste – t	889,669	880,034	711,126	423,594	458,910	612,117	784,173	796,995	691,920	6,248,538
Total – t	1,140,429	1,095,555	886,056	627,788	651,357	837,336	1,064,319	999,015	963,930	8,265,785
Strip Ratio	3.55	4.08	4.07	2.07	2.38	2.72	2.8	3.95	2.54	3.1
Stockpiled Ore – t	0	0	0	0	0	0	0	0	0	0
Processed Ore – t	205,896	146,314	141,562	160,822	140,445	160,172	171,135	159,753	188,471	1,474,570
Total – t	205,896	146,314	141,562	160,822	140,445	160,172	171,135	159,753	188,471	1,474,570
Au Grade to Pad – g/t	2.29	2.91	2.67	2.57	2.34	2.54	2.27	2.42	2.54	2.49
Au recovery - %	80.6	73.3	62.7	65.7	72.9	69.9	64.7	61.7	60	67.8
Doré Produced – oz	8,096	9.498	9.546	7,556	7,071	8,060	8,120	7,152	6,930	72,029
Doré Sold - oz	9,599	6,978	11,488	7,553	7,778	7.907	7,360	7,921	6,947	73,531

19.2 Geotechnics

The current bench configuration was applied, using a four metre bench height, with a 2.5m berm and 65° batter angle. The ramp configuration was with a 10% gradient and variable widths of 25m for the upper benches, 15m for the intermediate zone and 8m for the last 2 benches for every pit bottom.

Wall monitoring is accomplished at points located in sections along the benches, spaced at 20 x 20 meters. These points will be monitored through topographical survey using topographic total station equipment. Current monitoring is carried out every two weeks at Tap AB pit where the walls are around 100 meters height. Visual inspections of wall conditions are also undertaken, including individual bench stability and drainage.

19.3 Mining Operations

The current mining plan is based on exploiting the Amapari oxide deposit by conventional open pit mining techniques using backhoe excavators and off-road dump truck equipment. Because of the characteristics of the material, minor drilling and blasting is required. The operations are performed and managed by the owner.

The equipment used in the mine to load and transport waste and ore is as follows:

19-1

  12 Volvo A35D Truck – 35tonnes

  5 Cat 777D Truck – 100 tonnes

  3 Excavator Liebherr R964B – 4,3 m3

  1 Excavator Liebherr R994B - 15.0 m3

Auxiliary equipment used at site is:

  3 Dozer D8R

  2 Motocrader 160H

  1 Cat 330 DL

  1 Loader Liebherr 580L

19.3.1 Open Pit Design

Using the resource block model, the pit slope recommendations, and the expected operating costs based on the mining and milling methods selected, an open-pit mining plan was designed and the mineral reserve was determined. New pit designs for Tap AB, Tap C, Tap D and Urucum were carried out, considering new pit optimizations based on the updated resource models and current economic and metallurgical criteria. Studies are in progress to include a provision for an ultimate pit to include mining of sulphide ore. In the case of the large pits at Tap AB and Urucum to access the sulphide ore involves a push back with considerable stripping of waste to deepen the oxide pit. No significant change in the current pit stages is required as a result of the reclassification of reserves to resources but the pit would stop prior to the commencement of the push back. Optimisations of the new orebody models using the current gold price projections, operating costs and processing estimates are planned.

19.3.2 Waste Dump Design

The following parameters were used for the waste dumps designs. The slope angles were recommended by local geotechnical specialists.

  A swell factor of 40% was used and an overall swell density of 1.8 tonnes per cubic meter. This assumes some compaction of material from the 35% to 40% swell common for broken rock in the mine.

  The piles were built in 10 metre lifts. Each lift is constructed at the approximate angle of 29°. An 8 metre set-back between lifts maintains the overall angle at 21° to facilitate reclamation and long term stability.

19.3.3 Grade Control

The cut off for ore is 1.1g/t Au. Material below 1.1g/t Au is stockpiled in a marginal stockpile. The theoretical lower cut off for this material is 0.5g/t Au but in practice the majority of marginal material in the stockpile is above 0.85g/t Au. Material less than 0.85g/t Au is placed in a separate adjacent stockpile.

Ore to the leach pads is selected at the highest possible grade depending on ore exposure and material movement. In practice, the supply of colluvium is limited and is dependent on the development of new areas to continue to provide material for blending purposes. While it is possible to elevate the cut off for saprolite to 1.4g/t Au, colluvium is blended at 1.1 (or sometimes even marginal grade material) to try and provide a better blend to aid metallurgical recovery.

19-2

Ore is separated into saprolite and colluvium at the ROM stockpile into a low grade pile (1.1 to 2.5 g/t Au) and a high grade pile (2.5 to 5.0 g/t Au). Blending occurs from these piles. The blended material is fed to the crusher. Material over 5g/t Au is stockpiled near the crusher and blended as required to avoid large variations in grade on the pads.

Grade control is achieved by cutting trenches at 10 metre spacing across the ore boundaries with the trencher and sampling the cuttings as 2 metres samples, or 5 metre samples in areas of largely waste. Ore areas are outlined as colluvium or saprolite and the grade is calculated by kriging the assays after first cutting any assays above 20 g/t Au to 20. The 2.5 x 2.5m estimates are then used as the basis for outlining the mining blocks on 2 metre benches according to the above criteria. There is a separate stockpile for low grade ROM from 1.1 to 1.4 g/t Au which is employed when production above 1.4 g/t Au is sufficient for feed to the leach pads.

19.3.4 Production Schedules and Blending

A mine plan was developed for the Amapari Project to leach 2.3 million tonnes of oxide ore per year on a monthly basis from October 2007, considering the topography of end of September 2007. Open pit mining is scheduled for seven days per week with 330 days per year, assuming 35 lost days because of holidays and weather delays. Each day consists of two 11-hour shifts. Three mining crews cover the operation.

The mine production schedule was developed on a monthly basis for 2007 and 2008 and on a quarterly basis for 2009. The plant feed rate was provided by MPBA personnel on a monthly basis.

The colluvium is located above the saprolite, it is therefore necessary to mine the colluvium in advance of the saprolite. The mine production schedule will therefore have lower saprolite/colluvium ratios at the beginning and higher ratios at the end of the plan.

In order to maintain a constant level of saprolite in plant feed a stockpile strategy with subsequent reclamation for the colluvium ore was adopted to maintain the plant feed at a constant ratio between saprolite and colluvium of 3.77 to 1 (approximately 80% saprolite in process feed).

Table 19-2 summarizes the mine production schedule and Table 19-3 the plant feed schedule and the stockpile balance.

19-3

Table 19-2: Mine Production Schedule

Period	Colluvium		Saprolite		Total Oxides		Low Grade		Waste	Total
	ktonnes	Gold g/t	ktonnes	Gold g/t	ktonnes	Gold g/t	ktonnes	Gold g/t	ktonnes	ktonnes
Oct/07	58	1.77	156	2.83	214	2.54	138	0.80	1,148	1,500
Nov/07	48	1.73	138	2.85	185	2.56	118	0.79	1,196	1,500
Dec/07	57	1.90	140	3.45	197	3.00	106	0.85	1,097	1,400
Total 2007	163	1.80	433	3.03	596	2.70	363	0.81	3,442	4,400
Jan/08	73	1.85	151	2.30	224	2.16	85	0.83	1,092	1,400
Feb/08	63	1.73	138	2.66	200	2.37	70	0.81	1,130	1,400
Mar/08	102	1.96	160	2.37	261	2.21	88	0.81	1,051	1,400
Apr/08	75	2.10	150	2.23	225	2.19	41	0.85	1,134	1,400
May/08	71	1.99	156	2.40	227	2.27	83	0.78	1,090	1,400
Jun/08	70	1.65	153	2.15	223	2.00	103	0.78	1,074	1,400
Jul/08	19	1.68	156	2.07	175	2.03	143	0.78	1,082	1,400
Aug/08	69	1.97	157	2.61	225	2.41	168	0.77	1,007	1,400
Sep/08	13	2.67	147	2.16	160	2.20	100	0.79	1,140	1,400
Oct/08	2	1.19	153	2.14	155	2.13	63	0.81	1,182	1,400
Nov/08	0	1.12	149	2.32	150	2.31	76	0.73	1,174	1,400
Dec/08	3	1.20	151	2.79	153	2.77	99	0.75	1,148	1,400
Total 2008	559	1.91	1,820	2.35	2,378	2.25	1,120	0.79	13,302	16,800
Q01-09	59	2.02	448	2.43	507	2.38	164	0.81	3,530	4,200
Q02-09	17	2.72	307	3.89	325	3.83	114	0.82	3,564	4,003
Q03-09	-	-	-	-	-	-	-	-	-	-
Total 2009	76	2.18	755	3.02	831	2.95	278	0.82	7,094	8,203
TOTAL	797	1.91	3,008	2.62	3,806	2.47	1,760	0.80	23,838	29,403

Cut-off grade for Oxides (Colluvium + Saprolite) equals 1.1 g/t
Low grade ore are oxides with gold grade greater or equal than 0.5 g/t and lower than 1.1 g/t
Waste material considers
            All oxide ore with a grade lower than 0.5 g/t
            Entirely defined waste
            All sulphide ore
            All inferred resources

19-4

Table 19-3: Plant Feed Schedule and Stockpile Balance

Period	Colluvium		Saprolite		Total Oxides		Low Grade		Waste	Total
	ktonnes	Gold g/t	ktonnes	Gold g/t	ktonnes	Gold g/t	ktonnes	Gold g/t	ktonnes	ktonnes
Oct/07	58	1.77	156	2.83	214	2.54	138	0.80	1,148	1,500
Nov/07	48	1.73	138	2.85	185	2.56	118	0.79	1,196	1,500
Dec/07	57	1.90	140	3.45	197	3.00	106	0.85	1,097	1,400
Total 2007	163	1.80	433	3.03	596	2.70	363	0.81	3,442	4,400
Jan/08	73	1.85	151	2.30	224	2.16	85	0.83	1,092	1,400
Feb/08	63	1.73	138	2.66	200	2.37	70	0.81	1,130	1,400
Mar/08	102	1.96	160	2.37	261	2.21	88	0.81	1,051	1,400
Apr/08	75	2.10	150	2.23	225	2.19	41	0.85	1,134	1,400
May/08	71	1.99	156	2.40	227	2.27	83	0.78	1,090	1,400
Jun/08	70	1.65	153	2.15	223	2.00	103	0.78	1,074	1,400
Jul/08	19	1.68	156	2.07	175	2.03	143	0.78	1,082	1,400
Aug/08	69	1.97	157	2.61	225	2.41	168	0.77	1,007	1,400
Sep/08	13	2.67	147	2.16	160	2.20	100	0.79	1,140	1,400
Oct/08	2	1.19	153	2.14	155	2.13	63	0.81	1,182	1,400
Nov/08	0	1.12	149	2.32	150	2.31	76	0.73	1,174	1,400
Dec/08	3	1.20	151	2.79	153	2.77	99	0.75	1,148	1,400
Total 2008	559	1.91	1,820	2.35	2,378	2.25	1,120	0.79	13,302	16,800
Q01-09	59	2.02	448	2.43	507	2.38	164	0.81	3,530	4,200
Q02-09	17	2.72	307	3.89	325	3.83	114	0.82	3,564	4,003
Q03-09	-	-	-	-	-	-	-	-	-	-
Total 2009	76	2.18	755	3.02	831	2.95	278	0.82	7,094	8,203
TOTAL	797	1.91	3,008	2.62	3,806	2.47	1,760	0.80	23,838	29,403

Cut-off grade for Oxides (Colluvium + Saprolite) equals 1.1 g/t
Low grade ore are oxides with gold grade greater or equal than 0.5 g/t and lower than 1.1 g/t
Waste material considers
            All oxide ore with a grade lower than 0.5 g/t |
            Entirely defined waste All sulphide ore
            All inferred resources

19-5

19.4 Hydrology and Hydrogeology

Golder Associates Brasil LTDA reviewed the existing data and commissioned a series of monitoring programs as part of the Amapari Oxide Feasibility study in 1999. This work confirmed the likelihood of the Tapereba AB pits extending below the water table. Testwork indicated low conductivities with minimal inflow or recharge expected.

Tapereba AB3 is the first pit to be developed and is currently at 143m RL (19 m. below the top of ramp at 162m RL) and there are some signs of groundwater although little inflow. This is despite recent piezometers indicating groundwater at a higher level.

Monitoring of piezometers is continuing, as is water quality sampling. Several new piezometers were installed recently and more new piezometers are planned for the north waste dump.

19.4.1 Surface Run-Off and Control

Drainage from roads, dumps and surface facilities is directed to sediment traps and settling ponds prior to being discharged into the local drainage system. The settling ponds collect most of the suspended solids but are ineffective against removing colouration in the water which can occur during times of extended heavy rainfall.

19.4.2 Open Pit Dewatering

Overhead electrical power is connected at the top of pit AB3 in anticipation of groundwater inflows as the ramp continues to advance. To date, water resulting from heavy rainfall has been handled by preparing bypasses and impoundment areas and it has not been necessary to install in-pit pumps.

If in the future it will be necessary to pump from the pit(s), there are four electric submersible pumps on site, each with a capacity of 180m3 /hr. Any impact on mining due to rain is expected to be during the wet season from January to April. The plan is to abandon mining in pit AB3 once rainfall significantly impacts production and return to it in the following dry season.

There is no expected impact on mining from groundwater in Tapereba C or Urucum.

19.4.3 Water Balance and Management

The operating principal for heap leaching is to maximize recirculation of cyanide solution to the process. This is achieved by the use of ponds to collect solution from the heaps. As well as being designed to handle the process solutions, the ponds are also designed to handle rainfall based on a 40-year event.

A stand-by pond is also available. It is designed hold normal leach solutions plus 5 days of continuous rainfall at 120mm/day.

The pond volumes total 132,800m3. In normal closed circuit operation there is no need to discharge excess solution. For safety reasons, together with a conservative approach to designing the reservoirs, a system for effluent treatment or de-toxification (cyanide destruction) is also available. This system has a capacity to treat 200m3/hr of solution. This system is used if it becomes necessary to discharge excess dilute cyanide solution to the environment. The discharge effluent from the system is monitored to a cyanide concentration below 0.02 ppm (in accordance with the requirements of the CONAMA 20/86 resolution) prior to discharge into the Igarape Silvestre.

19-6

19.4.4 Water Supply

Water supply for the processing plant, industrial area and office is supplied from a storage dam which collects rainfall runoff in the Valley of Igarape Tapereba. The water is sent to a water treatment plant (ETA). The plant has a capacity to produce 2,000m3/hr and treat 200m3/day of drinking water. The water treatment plant involves clarification, filtering and chlorination.

19.5 Dam Designs and Management

19.5.1 Raw and Process Water Dams

Raw water from the water treatment plant is stored in a 350m3 tank. A distribution system delivers the water to the end users.

During the wet season no water is required to be added to the process water. An auxiliary pond catches rainwater and it works as a water supply during part of the dry season

19.5.2 Reclaim Heap Storage Design

Spent ore is classified, according to the Brazilian Technical regulation number ABNT NBR 10004/04, as Class II THE, as a non-dangerous, inert residue.

The spent ore dump consists of two parts with a total capacity of 10 million tonnes.

The spent ore dump area has been deforested and compacted. Ground water under the dump area is channeled via buried French drains to outside the system. Surface drainage within the dump is directed to a sump for monitoring. A pumping system is installed and connected to the neutralization drains and ponds. Since reclaiming started on January 2006, it has not been necessary to neutralize any solutions form this area.

19.5.3 Reclaim Heap Storage Operations

After 105 days of leaching, including neutralization, material from the pads is reclaimed and sent to the spent ore dump area via conveyors. A dozer spreads the spent ore over the dump area. The spent ore is cyanide free and consists of -1” to 4” material. It has an average density of around 1.6 t/m3.

19.6 Product Transportation and Sales

19.6.1 Bullion Handling and Transport

All bullion handling on site occurs inside of the refinery building. Inside there are a vault and a safe to store the bullion before shipment. The refinery building is fenced, monitored by a CCTV 24-hours – 7 days/week and by a mix of on-site MPBA and contracted security guards. When shipment occurs, a police escort and an in-house security patrol move the gold off to a helipad near the refinery building. The security company arranges transportation of product from site to UMICORE Brasil Ltda. in Garulhos, São Paulo. UMICORE refines the gold after which it is sold on the spot market.

MPBA plans to construct an airstrip adjacent to the mine. MPBA is assured that bullion transport costs will reduce using conventional aircraft.

19.7 Infrastructure and Services

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19.7.1 Power Supply

Power for the Amapari Mine is supplied to site via a 69KVa high tension line from the Coaraci Nunes hydroelectric station in Porto Grande to a substation in Serra do Navio. MPBA established a branch line to the mine. A step-up transformer and a 34.5kV power line supplies power to the site. The power is distributed to supply the following substations:

  SE 395: Water Catchment Substation.

  SE 396: Water Treatment Substation.

  SE 931: Crushing and Agglomeration Substation.

  SE 935: Heap Leaching Substation.

  SE 952: Leaching Pond Substation.

  SE 958: Electrolysis Substation.

  SE 960: Laboratory Substation.

  SE 964: Workshop and Washing Bay Substation.

  SE 973: Office/Canteen Substation.

  SE 975: Electrolyte Tanks Substation.

All lighting for public areas, buildings and streets operate on a 220V supply. Lighting and telecommunication cabling are carried by overhead lines.

Power availability is reported to be around 95%. Power cost is approximately US$0.09/kWh. A 2 MW diesel generator is on site to provide power to the leaching, pumping, ADR, reclaiming and offices during power outages.

19.7.2 Water Supply

Table 19-4: Capacities and Current Volumes of Ponds

Ponds on Site	Capacity (m3)	Current Volumes (m3)
Pregnant solution	40,000	11,300
Barren solution	20,000	6,500
Auxiliary	65,000	38,000
Neutralization	4,000	2,500
Emergency	3,800	1,000
Total	132,800	59,300

New water added to the process during the first quarter of 2007 was approximately 12,000m3. Since then water has come from rain water that accumulated in the tanks/ponds. The water treatment plant can produces approximately 200m3/day of potable water and 2,000m3/day of Industrial water. Consumption of potable water from the plant averages 80m3/day.

19.7.3 Buildings

The following on site buildings exist:

  Main office building. This building includes offices for the mine manager, plant manager, maintenance manager and administration manager. It also houses the purchasing, accounting and human resources departments. Also contained in the building is a conference room and medical room.

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  Workshop building. Areas contained in this building include a maintenance area, warehouse area as well as office for mine, IT, maintenance, HES and exploration personnel.

  Chemical Laboratory. The laboratory includes facilities for fire assay and chemical analysis.

  Sample preparation building. This building includes equipments as ovens, crusher and pulverizers.

  Chemical consumables storage.

  Cement storage building.

  Process plant control room.

  Refinery and electrowinning building.

  Pipe shop building.

  Power plant building.

  The building houses two 1MW generators.

  Water treatment plant.

  Restaurant (including kitchen). Entertainment/rest area (rest).

  Main gate building (including security logging and laundry).

19.7.4 Communications

Voice and data transmissions are via a satellite link between Rio de Janeiro, COMSAT in São Paulo and Amaparí (through COMSAT). This link has a speed of 504 kbps, and may be expanded to 1MG.

Internal radio communication is via a VHF radio system which connects all operation areas and advanced exploration camps. This system has two repeater stations to ensure suitable communication between the sectors.

The communication channels are distributed as follows:

  Channel 1 – Metallurgical Plant, Occupational Safety Department and Plant/Mine Security.

  Channel 2 – Mine.

  Channel 3 – Emergency.

19.7.5 Roads

Road access to the site is by 100 km of paved road (Highway #BR210) to Porto Grande followed by 80 km of unpaved road (BR210) to the town of Pedra Branca do Amapari. The road continues for a further 20 km to Serra do Navio and the mine access road extends 16 km from Serra do Navio to the mine site gate. Total driving time to site from Macapa is approximately 3 to 4 hours depending on road conditions.

Table 19-5: Distance and Travel Times by Road

From	To	km	hours	Condition
Macapa	Porto Grande	10	1	Paved
Porto Grande	Pedra Branca do Amapari	80	1.5	Dirt
Pedra Branca do Amapari	Serra do Navio	20	0.5	Dirt
Serra do Navio	Amapari Mine	16	0.25	Dirt
Total		216	3.25

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Charter flights can be arranged from Macapa to an 1,100 m long graded dirt airstrip at Pedra Branca do Amapari. The flight duration is around 40 minutes.

MPBA is currently awaiting permit approval for construction of an airstrip adjacent to the access road and immediately in front of the mine site gate.

19.7.6 Freight

Freight to and from the southeastern and southern parts of the country is delivered by truck using the unpaved road connecting Macapá to the town of Pedra Branca do Amaparí.

ICOMI built a railway to connect the manganese mine with the port of Santana on the Amazon River, near Macapa. The rail line extends from near Serra do Navio to the port and parallels the road access. The railway is currently being refurbished by MMX and reportedly is ready to transport cargo. There is an operational agreement between AMAPARI and MMX to transport cargo at a marginal cost.

19.7.7 Port Facilities

The nearest port is at Santana. MPBA is able to rent storage or lay down area at the port if required.

MPBA currently has a freight contract and trucks coming from south Brazil cross the Amazon River by raft. The rafts arrive in an area known as Matapi close to the town of Santana where the cargo companies have their own port facilities. MPBA doesn’t use the Port of Santana, also knew as ICOMI Port. Cyanide from the USA arrives in a port called Vila do Conde.

19.8 Environmental and Heritage Impact

An external environmental audit of the Amapari Gold Mine was undertaken in May 2006 by Enesar Consulting Pty Ltd (Enesar). The following commentary is a summary of their findings which are contained in the final report received in September 2007.

19.8.1 Environmental Impacts

Enesar reviewers identified environmental issues at the Amapari Gold Mine and also evaluated community relations and development, the environmental management system, environmental liabilities and compliance.

Eight environmental issues were identified:

  Fugitive sediment control and water quality.

  Cyanide management.

  Downstream water quality.

  Dust management.

  Solid waste management.

  Hazardous material management.

  Potential for acid rock drainage.

  Mine closure planning.

As a result of the audit several remediation actions were put in place. These included:

  Drainage improvement and increasing hydro seeding in the disturbed areas (61 ha completed).

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  Fencing around the ponds with cyanide concentration >50mg/L CNWAD.

  Flow meter installed at William Creek to monitor solids discharge following heavy rains.

  Water trucks operate during the dry season to control dust in mining areas and on external roads used to transport employees.

  Implementation of a selective solid waste collection and recycling program.

  Implementation of a hazardous material management program.

  On going ARD (acid rock drainage) testwork for sulphide ore. Review of the mine closure mine plan (January 2007).

Issues relating to community relations and development and environmental management systems were also identified. Enesar described and categorised their results and recommendations in a table reproduced below as Table 19-6.

Table 19-6: Recommendation of 2006 Audit by Enesar

No.	Report Section	Issue	Issue Importance	Recommendation	Priority
1	2.2.2	Fugitive sediment control	High	As a result of the observations made during the site visit and the review of MPBA’s water quality data for total suspended solids, the reviewers recommend that MPBA’s current strategy for fugitive sediment control be changed to abandon the ‘mitigation of the effects’ part whilst bolstering the ‘minimisation at the source’ part.	Very high
2	2.2.2	Fugitive sediment control	High	MPBA abandon the current practice of installing coconut fibre ‘sausages’ and in-stream filter fences. Clearly, neither is effective.	Very high
3	2.2.2	Fugitive sediment control	High	Minimise the area of cleared land by keeping the total cleared area to the absolute minimum within operational constraints and accelerate the rate of rehabilitation using hydroseeding to stabilise and revegetate disturbed areas.	High
4	2.2.2	Fugitive sediment control	High	In accordance with the WBG (2005a) limits for total suspended solids and associated requirements for an Erosion an Sediment Control Plan, MPBA should implement the following improvements to control fugitive sediment from the Amapari Gold Mine:

• Construction of large silt traps downstream of selected disturbed areas.

• The silt traps should be sized to capture typical rainy season runoff events, but need to be equipped with emergency spillways capable of accommodating higher than expected flood flows over their expected operational life.

• The silt traps should be operated so that they remain empty most of the time. After a flood event, the collected sediment-laden water should only be retained long enough for it to settle (flocculants could be used to assist) before discharge of the clarified water to the downstream drainage.

• The silt traps should be constructed such that access to the storage basins is possible by mechanised equipment for cleans out during the dry season. The excavated sediment from the silt traps could be disposed of in the waste dumps and/or spent ore stockpiles.

					High
5	2.3.2	Cyanide management	High	MPBA should conduct twice daily inspections (early morning and late afternoon) of all areas with exposed water containing cyanide with a concentration >50 mg/L CNWAD and report all instances of wildlife occurrence within the heap leach circuit facilities, and the retrieval of any injured animals or wildlife. All wildlife retrievals or fatalities should be included as part of MPBA’s incident reporting procedures.	Very high

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No.	Report Section	Issue	Issue Importance	Recommendation	Priority
6	2.3.2	Cyanide management	High	Complete appropriate fencing around all solution ponds that contain a cyanide concentration >50 mg/L CNWAD.	Very high
7	2.3.2	Cyanide management	High	Where exposed cyanide-bearing water where the concentration >50 mg/L CNWAD, install netting or "bird balls" to exclude birds and other wildlife. The integrity of netting or bird ball cover should also be monitored during the twice-daily inspections outlined in recommendation 5.	High
8	2.3.2	Cyanide management	High	The downstream boundary of a designated mixing zone monitoring point should be changed so that MPBA uses PM 07 as the point of compliance against which CNFree concentrations <0.022 mg/L (CNFree) can be monitored.	Very high
9	2.4.2	Downstream water quality	Moderate

MPBA should increase downstream monitoring as follows:

• Install a stream gauging station at PM 07 on William Creek and:

– Measure stage height using a continuously-recording water level recorder as height above a surveyed benchmark.

– Determine discharge (at different stage heights) using a current meter to measure the velocity over the submerged cross section and then calculate the average.

– Produce a rating curve by plotting the discharge for each stage height.

• Immediately following heavy rainfall events (and once mine-derived sediment has reached the sampling stations) undertake sampling at PM 07. The reviewers’ recommend that this occur on three occasions during the wet season. Additionally, sampling of these events should occur downstream of PM 07 as follows:

– Above the confluence of William Creek and Rio Amapari.

– The right bank (looking upstream) of Rio Amapari, 1 km below the confluence of William Creek.

• These samples should be analysed as part of MPBA’s existing water quality sampling and analysis regime for the constituents listed in the Brazilian standards and international ambient or discharge guidelines/criteria. The laboratory detection limits should be below the lowest criterion. The samples should be analysed for both total and dissolved metals, as appropriate.

					High
10	2.5.2	Dust management	Moderate	Monitor and record any community concerns or complaints received in relation to nuisance dust. The MPBA incident reporting system should be initiative for all community complaints.	High
11	2.6.2	Solid waste management	Low	MPBA should reinforce waste separation practices by ensuring adequate signage is maintained and procedures are integrated into an overall environmental management system (see Section 4).	High
12	2.7.2	Hazardous material management	Moderate	Reinforce hazardous material management practices within the workforce by maintaining signage and procedures are integrated into an overall environmental management system (see Section 4).	High
13	2.7.2	Hazardous material management	Moderate	All hydrocarbon storage facilities should be located on bunded hardstand areas.	High

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14	2.8.2	Potential for acid rock drainage	Very high	MPBA should recommence its ARD evaluation program so that specific recommendations are available prior to the excavation of sulphide materials in 2007. If necessary, EGi or a qualified geochemical consultant should be commissioned to make a visit to Amapari to recommence the program.	Very high
15	2.9.2	Mine closure planning	Low	MPBA should consult with the local community regarding closure, so the community’s views are known and these views can be taken into consideration in the closure planning process at the earliest possible stage. In accordance with IFC Performance Standards (IFC, 2006) the community engagement should be conducted on the basis of timely, relevant, understandable and accessible information and the consultation process should also be documented.	Low
16	3.3.2	Community relations and development	Moderate	MPBA should establish a formalised complaint register and complaint handling procedure whereby community members are able to have a consistent contact person to express their concerns. Complaints should be logged and outcomes communicated on a regular basis to ensure that the community is aware that any concern(s) have been dealt with and outcome(s) reached. The MPBA incident reporting system may be utilised for this.	High
17	4	Environmental management system	Moderate	MPBA’s environmental team should broaden the focus of environmental management to also embrace international standards, practices and guidelines and well as Brazilian regulations.	High

19.8.2 Environmental Management

A series of stand-alone systems and procedures are used as part of environmental management at the Amapari Gold Mine. Enesar were advised that these systems and procedures were to be integrated to into a formalised Environmental Management System for the site utilising the ISO 14001 framework. Enesar considers MPBA’s environmental team technically competent and well motivated, with a good combination of experience and technical knowledge. However, the environmental management of the site seemed highly focussed on compliance with Brazilian regulations with little attention to international standards and guidelines. Enesar recommended that the environmental team should broaden their focus to embrace international standards, practices and guidelines and well as Brazilian regulations.

19.8.3 Archaeological and Heritage Issues

MQes has not been advised of any archaeological and or heritage issues associated with the project.

AngloGold and later MPBA initiated archeological investigations as part of the requirements of the Installation and Operation Licenses. The studies were completed based on the need to prevent impact or destruction of archeological sites in the area of influence of the project.

The “Environmental Impact Study for Amapari Project” was prepared by AngloGold in 1999 and presented all the results of environmental and archeological studies carried out in the Amapari region by the company and consultants to the company. No archeological sites were found within the area that was considered to be directly affected by the project. An archeological site known as “Sitio Faria” was found on the banks of the Amapari River, 15 km from the mine on the west side of Serra do Navio village, outside of the Amapari properties and affected areas. The EIS document also included guidelines for future studies and ongoing monitoring based on the Brazilian laws.

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In early 2005, before the start of mining (pre-stripping), staff from IPHAN (Historical Assets and National Arts Institute) reviewed all documents related to the environmental and archeological surveys and monitoring studies. Later, in December 2005, the license to conduct archeological surveys and preservation, through “Portaria IPHAN no. 377”, was published in the Federal Gazette. A part time archeologist was hired by MPBA in April 2005 to conduct all necessary studies and a partnership was established with the Federal University of Amapa State concerning the preservation and potential removal of archeological artifacts that may be found in the mine area. Since then the monitoring and reports have been carried out and submitted in compliance with the Brazilian laws.

19.9 Labor, Organisation, Occupational Health and Safety

19.9.1 Labor Requirements

MPBA currently has 475 staff and employees and an additional 350 contractor personnel. The average labor complements in 2006 and 2007, as well as the planned manning levels are shown in Table 19-7.

Table 19-7: MPBA Labor Requirements

	2006	2007	2008	2009
	Actual	Actual	Planned	Planned
General Manager - MPBA	3	3	1	1
General Manager - Contractors	1	0	0	0
Mine - MPBA	152	144	117	117
Mine - Contractors	20	26	0	0
Plant - MPBA	76	111	79	79
Plant - Contractors	53	9	0	0
Maint - MPBA	91	91	78	78
Maint - Contractors	31	0	0	0
Site Services - MPBA	30	24	18	18
Site Services - Contractors	167	114	43	43
Exploration - MPBA	46	60	18	18
Exploration - Contractors	48	48	13	13
Sustainability - MPBA	35	32	15	15
Sustainability - Contractors	2	2	0	0
Finance - MPBA	40	33	28	28
Finance - Service Contractors	20	1	0	0
IT - MPBA	6	2	3	3
IT - Contractors	0	2	0	0
HR - MPBA	8	7	4	4
HR - Contractors	0	0	0	0
Sub Total - MPBA	487	522	361	361
Sub Total - Contractors	342	201	56	56
TOTAL	829	723	417	417

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19.9.2 Organisation

MPBA management organization is shown in Table 19-1.

Figure 19-1: Organisation Chart - MPBA

19.9.3 Occupational Health and Training

MPBA has designed its own Occupational Health and Safety Program based on best practices. The program was implemented over a period of 3.5 years which resulted in effective control and training of its employees. They rules and procedures aim at complying with the Brazilian Legislation and Corporate Policy. The main target at MPBA is zero accidents which provides a healthier and safer envirnment and also promotes employee participation.

The Occupational Health Medical Control program holds annual exams to monitor employees health.

Each new employee and contractor, as part of the Occpational Health and Safety program, must undergo a series of training programs.

The safety and occupational health team consists of 1 Safety Engineer (1), Occupational Physician (1), Safety Supervisors (3) and Nurses (3).

19.9.4 Safety

MPBA has a health, safety, environment and sustainability policy. The objectives of the policy are to:

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  Ensure the health and safety of its employees in the workplace.

  Prevent pollution.

  Promote the rehabilitation of impacted areas.

  Minimize any impact that the mining operations may cause to the environment.

  Demonstrate a commitment to fostering sustainable communities by positively contributing to improving the quality of life of the local people.

Safety statistics for the project are presented in Figure 19-2 and Table 19-8.

Figure 19-2: Lost Time Injury Frequency Rate – 12 Month Rolling Average

Table 19-8: Safety Statistics and Targets

Description	2006	2007		2008
	Results	Targets	Results (YTD)	Targets
LTIFR	0.45	0.4	0.33	0.3
AIFR	2.28	2	1.34	1.5
Property Damage (US$)	183,102	91,548	56,453	68,661
Occupational Illness	0	0	0	0

19.10 Economic Analysis

19.10.1 Capital Cost Estimate

The MPBA estimate of capital expenditure was based on an exchange rate of 1US$=1.90 Brazilian Real. The MPBA life of mine plan capital estimate is summarized in Table 19-9.

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Table 19-9: Summary of Capital Costs

Description	2007	2008	2009	Total
Plant & Equipment	$526,316	$1,052,632	$0	$1,578,947
Delineation Drilling	$0	$0	$0	$0
Closure Costs	$2,640,000	$2,640,000	$2,640,000	$7,920,000
TOTAL	$3,166,316	$3,692,632	$2,640,000	$9,498,947

Plant & Equipment costs account for deforestation, pit dewatering and waste dump construction.

19.10.2 Operating Cost Estimate

The MPBA estimate of operating costs for the Amapari life of mine plan are summarized in Table 19-10.

Table 19-10: MPBA Operating Costs

Description	Unit Rate [1]
Mining	$9.23/t Ore Processed
Process	$9.32/t Ore Processed
Refining	$8.72/oz Au
G&A	$4.81/t Ore Processed

1 = The unit rates were estimated for reserve purposes at an exchange rate of 1US$=2.0 Brazilian Real as described in Section 17.9.2. The unit rates shown in Table 19-10 were subsequently adjusted to reflect an exchange rate of 1.90.

Actual Operating costs for 2006 and to the end of August 2007 are presented in Table 19-11.

Table 19-11: Recent Actual Operating Costs - $/t Ore Processed

Year	Month	Mining	Process	G&A
	Mar	5.46	6.61	6.82
	Apr	8.67	10.46	2.60
	May	6.70	8.60	3.41
	Jun	7.59	9.21	4.84
2006	Jul	8.76	10.70	6.93
	Aug	10.19	11.98	6.75
	Sept	6.00	7.50	5.21
	Oct	10.13	12.04	6.14
	Nov	10.51	10.56	18.30
	Dec	13.65	13.24	-4.77
	Jan	6.97	7.56	3.22
	Feb	10.11	9.38	4.76
	Mar	10.57	13.01	8.61
2007	Apr	10.21	10.64	6.29
	May	13.35	12.63	6.87
	Jun	12.81	10.81	5.22
	Jul	9.27	8.46	5.10
	Aug	10.88	12.13	6.19
12 Month Average		10.25	10.47	5.68

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MPBA reported that its estimate of operating costs (Table 19-10) reflected planned operational improvements. The operational improvements planned by MPBA include:

•	Reduction in MPBA staff and labor	(-$2.1M)
•	Reduction in contract labor	(-$0.9M)
•	Changes in maintenance practices and suppliers	(-$2.0M)
•	Saving in cement supplies	(-$0.5M)
•	Reduced bullion transportation costs	(-$0.7M)

If these cost savings can be realized, this will result in a reduction of total unit operating costs, from the actual cost of $26.40/t processed over the 12 months to September 2007, to the MPBA forecast of $23.76. However, based on the actual operating costs shown in Table 19-11 and continuing depreciation of the US dollar, MQes considers the MPBA operating costs may be difficult to achieve.

The NCL life of mine average mining cost is $9.23/t processed after adjustment for exchange rates. This may be compared to the actual mining costs of $10.25 for the period September 2006 to August 2007. The NCL estimate reflects a pit-by-pit analysis of ore and waste mining costs as shown in Table 17-24

Process operating costs include operating labor, maintenance labor, consumables, others and generals. The MPBA life of mine processing costs are $9.32 per tonne ore processed. The actual year to date as at the end of August 2007 is $10.40 per tonne of ore processed. Major plant consumables usage are cement at 10 kilograms per tonne of ore giving a total usage of around 21,000 tonnes/year and sodium cyanide at 250 grams per tonne of ore, with a total usage of 525 tonnes/year. Sodium cyanide is being added both at the agglomerator drum and pad leaching solutions.

Studies are underway to optimize cement usage and sodium cyanide usage.

An increase in copper sulfate and hydrogen peroxide usage will occur due to a change in the water treat plant requirements and specifications. In 2006, over 150,000m3 of treated excess process solution was discharged into the environment. Results showed that the treated effluent complied with the Brazilian discharge concentrations, however, MPBA’s environmental policy is to comply with the stricter World Bank guidelines. The World Bank guideline is half of the Brazilian discharge concentration standard. The increase in operating costs is not reflected in the MPBA process cost estimate.

The processing costs include plant maintenance and an allocation for employee bus transport, meals and safety equipment.

Consumables used in the Amapari processing operation are shown in Table 19-12.

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Table 19-12: Consumables Consumption Rates

Item	Consumption Kg/t Ore
Cement	10.00
Sodium Cyanide	0.2463
Hydrogen Peroxide	0.0987
Antiscalant	0.0386
Carbon	0.0153
Sodium Hydroxide	0.0629
Hydrochloric Acid	0.1151
Steel Wool	0.0015
Fluxes	0.0006
Copper Sulfate	0.0061

General and administration costs include the following costs:

  Human resources

  Information technology

  Finance

  Sustainability

  Site services

  General managers office

Actual general and administration unit costs for 2006 are compared to estimates for the life of mine plan in Table 19-13. Expenditures are forecast to reduce from US$13.0M in 2006 by about 15%, to around $11M, in 2007 and subsequent years. This level of reduction may be difficult to achieve.

Table 19-13: 2006 Actual and Future Estimates of General and Administration Costs

Item	2006	MPBA
	Actual	Forecast Estimate
Annual Expenditure (US$ Million)	13.0	11.1
Unit Cost (US$/t ore)	7.63	4.81

19.10.3 Taxation

Federal and State taxation paid by MPBA is shown in Table 19-14. It will be noted that MPBA has successfully applied for suspension of PIS and COFINS purchase taxes with effect from March 2007 and expects that a current application for suspension of IPI will be successful.

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Table 19-14: Federal and State Taxation of MPBA during 2006 in R$

TAX	PURCHASE	SALES	PROFITS	2006	NOTES
	TAXES	TAXES	TAXES	PAYMENTS
IRPJ - Income Tax			(44,291,791)		The base of this tax is 25% of the R$ fiscal results, in 2006 MPBA had a fiscal loss. The loss will be offset against future payments.
CSLL - Income Social Contribution			(44,304,269)		The basis for this tax is 9% of the R$ fiscal results. In 2006 MPBA had a fiscal loss. The loss will be offset against future payments.
CFEM - State Royalties	NO	1,098,751		1,098,751	The base of this tax is 1% of the monthly gold sales.
ICMS - Brazilian VAT	3,187,133			3,187,133

This is a State tax and the base of this is very complex, depending upon the consumables and equipment acquired. The rate ranges varies from 7% to 17% and it is normally compensated with sales. As MPBA is exporting 100% of its gold and this transaction is not taxable, MPBA generates a cumulative ICMS credit. However the credit is accrued for loss as it is very difficult to recover.

ICMS - Accrued Loss	(3,187,133)			(3,187,133)	See ICMS comments.
IPI	(280,381)			(280,381)

This tax is very similar ICMS but it is a Federal tribute. The basis of the tax is consumables and equipment acquisitions. The company already applied for suspension into the federal fiscal authorities over future purchases. This process is already in its final stage and MPBA expects a favorable decision. Credits may be offset against future federal taxes.

PIS	(3,309,748)			(3,309,748)

This is a federal social contribution and is also very similar to ICMS. The rate is 1.65% over acquisitions. Fiscal authorities have already agreed that MPBA has the right to purchase consumables free of this tax with effect from March 2007. The other items are still liable to pay this tax.

COFINS	(15,278,082)			(15,278,082)

This is a federal social contribution, similar to ICMS. The rate is 7.6% of purchases and equipment. Fiscal authorities have already agreed that MPBA has the right to purchase consumables free of this tax with effect from March 2007.

Social Contribution		1,100,000		1,100,000	This is an agreement with Amapá State and Cityhall of Pedra Blanca and Serra do Navio which states that MPBA is liable to pay 1% over the gold sales.
CPMF				593,493	This is a tax of the total of financial movement in the bank accounts. The rate is 0,38% for all transactions.

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19.10.4 Project Cashflow

The economic analysis in this study depends on inputs that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here. Factors that could cause such differences include, but are not limited to: changes in world commodity markets, costs and supply of materials relevant to the mining industry, the extent of resources actually contained in the mineral deposit, actual recoveries achieved in processing ore, rainfall, technological change, change in government and changes to regulations affecting the mining industry. Forward-looking statements in this analysis include statements regarding future cash flows from tax and royalty terms, refinery costs, and mineral price forecasts and from planned improvements in the mining and mineral processing operations.

The financial analysis prepared by MPBA comprises the following main features:

  Mine and processing production schedules as shown in Table 17-33 and Table 17-34.

  Process gold recovery was estimated to be 62%, in line with the information provided in Figure 16-2 for a saprolite content of 79% to 80%

  Operating costs based on NCL unit rate estimates for reserve estimation.

  Any future royalties payable to MPBA resulting from future operations by other companies are excluded from the analysis (refer Section 4.4.2)

  For planning purposes MPBA has used an exchange rate of 1.9 Real to 1US$.

  MPBA assumed certain operational improvements compared to historic performance.

Data assumptions used to support the financial analysis are shown in Table 19-15.

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Table 19-15: MPBA Financial Analysis Assumptions

Description	Value/Assumption

Mine Production	As per Table 17-33 and Table 17-34
Gold Recovery
Process Gold Recovery	62% (Ref Figure 16-2)
Refinery Return	99.8%

Gold Price	$700.00/oz
2007	$600.00/oz
2008	$575.00/oz
2009
State Royalty	1% of Gross Revenue
Exchange Rate Brazilian Real/US Dollar	1.9

Operating Costs
Mine
TAP AB Ore
TAP C Ore	$1.47/t Ore Mined
TAP D Ore	$1.77/t Ore Mined
Urucum Ore	$1.24/t Ore Mined
Low Grade and Waste	$2.15/t Ore Mined
Stockpile Movement	$1.10/t Waste Mined
Process Cost	$0.53/t Moved
Refining Charges	$9.32/t Processed
$8.72/oz Au
General and Administration	$4.81/t Processed
Capital Costs
Capital Expenditure	As per Table 19-9.
Working Capital: Balance c/f	$12.4M from MPBA
Receivables	5 days
Inventory in Process	62 days
Inventory in Finished Products	15 days
Payables	30 days

Depreciation and Taxation	As per Table 19-16
Depreciation
Earnings Compensation Cap	70% of Operating Earnings
Imposto de Rende (IR)	25% of Compensated Earnings
CSLL	9% of Compensated Earnings
IR ADA Incentive	Refund of 75% of IR Paid
Social Contribution	1% Gross Sales
CPMF	0.38% of Bank Transactions
Historic PIS/COFINS Offset	$11.1M to offset against all future tax
payments

The depreciation methodology adopted by MPBA is shown in Table 19-16.

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Table 19-16: MPBA Depreciation Methodology

Fixed Assets Depreciation
Straight Line Method
Annual
Asset	Depreciation
Mining Rights	10%
Lease Área Constructions	10%
Industrial Machinery & Equipment	10%
Vehicles	20%
IT Computer & Hardware	20%
Furniture	10%
IT Software	20%

Annual
Amortization
Pre Operating Cost	10%

A financial summary of the life of mine totals is provided in Table 19-17.

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Table 19-17: MPBA Life of Mine Financial Summary

Description	Unit
Assumed Gold Price
2007	$/oz	$700
2008	$/oz	$600
2009	$/oz	$575
Production & Revenue		TOTAL
Total Ore & Waste Mined	Kt	29,404
Plant Feed	Kt	3,806
Grade Au	g/t	2.47
Gold Recovery		62.0%
Gold Sold	Oz	179,492
Gross Revenue from Sales	$ 000's	$109,328
State Royalty	$ 000's	-$1,093
Net Revenue	$ 000's	$108,235
Operating Costs
Mining	$ 000's	$35,115
Processing	$ 000's	$35,456
Refining	$ 000's	$1,564
G&A	$ 000's	$18,309
Total Operating Cost	$ 000's	$90,444
Capital
Plant & Equipment	$ 000's	$1,579
Closure Costs	$ 000's	$7,920
Changes in Working Capital	$ 000's	-$23,516
Total Capital	$ 000's	-$14,017
Total Costs	$ 000's	$76,428
Net Cashflow at Site		$31,807
Depreciation		$29,558
Operating Earnings		$2,249
Taxation Due		Nil
Net Cashflow after Tax & Depreciation	$ 000's	$2,249
Net Cashflow after Tax	$ 000's	$31,807

The quarterly estimate of the MPBA undiscounted net cash flow after tax is shown in Table 19-3.

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Figure 19-3: MPBA Undiscounted Net Cashflow after Tax

Note: MQes cautions that in preparing the financial analysis described above, MPBA assumed certain operational improvements compared to historic performance. MQes believes there is risk that these operational improvements may be difficult to achieve.

Issues related to risk in the financial analysis are addressed in Section 19.11.6.

19.10.5 Sensitivity Analysis

Sensitivity analyses of the MPBA financial analysis, assuming variations in gold price, operating and capital costs, are shown in Figure 19-4 to Figure 19-6.

Figure 19-4: Sensitivity of the MPBA Financial Analysis to Gold Price

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Figure 19-5: Sensitivity of the Base Case Financial Analysis to Changes in Operating Costs

Figure 19-6: Sensitivity of the Base Case Financial Analysis to Changes in Capital Costs

19.11 Risk Analysis

19.11.1 Data Collection

Data collection is undertaken in several areas according to industry norms. No unusual or specific risks are apparent in any areas associated with data collection and analysis.

19.11.2 Resources

The reconciliation from all ore bodies mined to date has resulted in more ore and more gold than the models indicated. The short fall in grade in earlier models was more than compensated by extra ore tonnes. The present model is lower grade than previous models. Grade control is leading MPBA site personnel to believe that the site interpretation of the geometry of the orebodies is more accurate.

Minimal risk is anticipated from the resource model.

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19.11.3 Mining and Reserves

The mineral reserves were prepared on the basis of 70% metallurgical recovery reflecting the recent recoveries achieved in the current plant. A change in the saprolite/colluvium ratio for the plant feed was identified as a risk for the metallurgical recovery. The impact of the lower recovery was investigated and applied in the cash flow based on the mine plan.

19.11.4 Metallurgy and Processing

Risks associated with the metallurgy and processing include:

  Transition ore is included in the planned feed to the processing plant. The amount of material is unknown as it has not been included in the geologic model/resource model and reserves. The existing crusher is not suited to crush this material. An alternative crushing facility, possibly a portable crushing plant, will be needed for this material. Metallurgical response of this material has not been established and testwork is required to determine this.

  The ratio of saprolite to colluvium to the process plant in the planned production schedule is around 80% saprolite. Information form site indicates that as the ratio of saprolite increases the metallurgical recovery decreases. Data to date indicates a metallurgical recovery around 62% for gold. The actual recovery may be lower. Metallurgical testwork on samples representative of the plant feed needs to be performed to confirm the predicted metallurgical recovery.

  The average process unit operating cost for the past 12 months has been $10.47/t ore. The MPBA estimate of the future unit cost is $9.32/t ore. Realizing the forecast cost is dependent on achieving the costs savings presented by MPBA.

19.11.5 Environmental

Potential environmental issues could come from:

  Fugitive sediment control

  Wildlife fatalities from cyanide poisoning

  Cyanide transport

19.11.6 Project Economics

In preparing its financial analysis MPBA assumed operational improvements compared to historic performance. MQes believes there is risk that these operational improvements may not be fully realized.

MQes prepared an alternative analysis changing some of the MPBA assumptions:

  Operating costs derived from average unit rates for the past twelve months of operation.

  Processing costs increased by 15% to account for the crushing of harder transitional material.

  An increase in capital purchases of 20% to account for delineation drilling.

  Exchange rate as at the end September 2007.

The changes to MPBA data inputs used in the alternative financial analysis are provided in Table 19-18.

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Table 19-18: Changes in Alternative and MPBA Financial Assumptions

Description	Value/Assumption
	MPBA	Alternative
Exchange Rate Brazilian Real/US Dollar	1.9	1.82
Operating Costs
Mine
TAP AB Ore
TAP C Ore	$1.47/t Ore Mined	$2.17/t Ore Mined
TAP D Ore	$1.77/t Ore Mined	$2.61/t Ore Mined
	$1.24/t Ore Mined	$1.83/t Ore Mined
Urucum Ore	$2.15/t Ore Mined	$3.17/t Ore Mined
Low Grade and Waste
Stockpile Movement	$1.10/t Waste Mined	$1.65/t Waste Mined
Total LOM Mining Cost	$0.53/t Moved	$0.55/t Moved
	$9.23/t Ore	$13.82/t Ore
Process Cost	$9.32/t Processed	$13.23/t Processed
Refining Charges	$8.72/oz Au	$9.10/oz Au
General and Administration	$4.81/t Processed	$6.24/t Processed
Capital Costs
Life of Mine Capital Expenditure	$9.5M	$11.9M

The undiscounted annual net cashflow after tax of the alternative and MPBA analyses are compared in Figure 19-7.

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Figure 19-7: Comparison of the Alternative and MPBA Base Case Financial Analyses

MQes concludes that it will be important for MPBA to demonstrate the planned operational improvements to maintain positive economics.

19.11.7 Risk Summary

Risks associated with the Amapari project are summarized in Table 19-19.

Table 19-19: Summary of Project Risks

Area	Comment
Environmental	Fugitive sediment control
Wildlife fatalities from cyanide poisoning
Cyanide transport
Resources	Final identification and modeling of transition ore.
Local accuracy of the geometry of some ore bodies to be confirmed
Reserves and Mining	Achieving planned savings
Achieving proposed mining rates
Metallurgy and Processing	Treatment of Transition Ore
Ratio of Saprolite and Colluvium
Achieving operating cost savings
General And Administration	Achieving planned savings
Capital Costs	Achieving planned savings whilst reducing operating costs
Financial	Continuing currency appreciation
Finalization of tax negotiations

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20.0 INTERPRETATIONS AND CONCLUSIONS

AMEC has built a model that is, in its opinion, reasonable and compliant with the CIM Definition Standards and National Instrument 43-101. The model is globally unbiased, the smoothing is well controlled, and the model can be used for mine planning purposes. Of importance for mine planning, the model accommodates in-situ and contact dilution but excludes mining dilution. Block size is similar to expected small-mining units conventionally used in this type of deposit, although the longitudinal extension, 20 m, may be somewhat large for a selective underground mine.

The new September 2007 model has higher tonnes and lower grades than the former December 2006 model, as shown in Table 20-1. There are 108,636 less ounces in the new model as a result of a reinterpretation, change in the capping strategy, additional drilling data, and the revised parameters for addition of an underground resource and depletion of reserves. As a note, the stockpile tonnage and grades shown in Table 20-1 were provided by MPBA.

Table 20-1: Comparison between the September 2007 and the December 2006 Resource Models

Area	September 2007 Model			December 2006 Model			Difference
	Tonnes	Grade (g/t)	Metal (oz)	Tonnes	Grade (g/t)	Metal (oz)	Tonnes	Metal (oz)
Tapereba AB	3,955,023	2.32	295,112	4,089,253	2.74	360,235	- 134,230	-	65,123
Tapereba C	1,210,221	1.99	77,321	1,261,838	2.19	88,846	- 51,617	-	11,525
Tapereba D	500,482	2.03	32,624	212,036	2.16	14,725	288,446		17,899
Urucum	7,699,992	2.49	617,515	6,990,992	3.01	676,545	709,000	-	59,030
Stockpile	871,694	0.88	24,663	561,282	0.86	15,519	310,412		9,143
								-	108,636
Total	14,237,412	2.29	1,047,235	13,115,401	2.74	1,155,871	1,122,011

Notes: The September 2007 Model used the September 30, 2007 topography and the December 2006 Model used the December 31, 2006 topography. Stockpile information provided by MPBA.

The mining method and equipment utilized is appropriate for the Amapari deposit. MPBA plans to make operational changes to reduce operating costs in 2007. The plans include reductions in MPBA and contractor labor and improvement of equipment maintenance practices. MQes believes that the planned improvements will be difficult to fully achieve.

Metallurgical aspects of the Amapari project have gone through the typical teething problems that are experienced in starting up a new project. Despite this, MQes considers procedures for performing metallurgical balances, metallurgical mapping/planning and metallurgical monitoring could be improved. A program to determine the metallurgical response of transition material needs to be developed. Modifications to the processing plant to treat this material also need determining.

The MPBA financial analysis described in this report assume certain operational improvements. An alternative analysis completed by MQes indicates that if these improvements are not achieved the actual future economics could be negative.

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The proposed mine production schedule considers 16.8 million tones of total material movement for 2008, with more than 50% of it coming from Urucum and Taperebá C during the first semester. MPBA site personnel consider the production schedule for 2008 to be achievable with the existing fleet. The current utilization of the hauling fleet is lower than expected due to the mine meeting plant feed requirements and the positive reconciliation between to model planned tonnes and mined oretonnes which has reduced the planned stripping ratio. However, if a shortfall in equipment capacity is identify because of longer hauling distance, another hired truck might be required. It is the opinion of MPBA site personnel that the unit costs considered in the cash flow analysis are sufficient to cover the additional costs of adding a contracted truck to the fleet on a unit cost basis.

The mine production schedule requires that the Urucum mine is ready to operate by the end of 2007; including access construction and deforesting. MPBA believe that there is sufficient equipment to complete these requirements with its existing fleet.

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21.0 RECOMMENDATIONS

Several of the recommendations provided in this report involve changes to current practices or operating procedures and do not incur additional costs. Those recommendations that are outside of the planned operating budget discussed in this report and therefore will incur additional cost are identified here and the estimated costs are provided.

The following are recommended:

  Transition ore remains to be fully identified and modeled. Transition ore is likely to attract higher mining and crushing costs and the process recovery for this material is yet to be tested. MQes recommends that transition ore data should be included in future modeling. This effort should be part of the planned update of the resource estimate and therefore will be within the planned operating budget.

  In order to improve the model, Lewis MRC recommended estimating the colluvium grade in unfolded space. AMEC concurs with this recommendation which could be implemented during the next modeling effort. An estimated budget for this study is about US$ 15,000. It is not included in the planned operating budget.

  AMEC recommended that MPBA re-surveyed the topography at Tapereba D, Tapereba C, Tapereba AB and Urucum in adjacent areas to the mine. MPBA advises that his work has already been executed during 2007.

  AMEC was informed that the resource models at Amapari have consistently under-estimated gold actually produced. Although a reconciliation program was implemented by MBPA staff, AMEC recommends that a review of this program should be done by external consultants to evaluate the existing program, identify the source of the bias and prepare recommendations. The estimated budget for this review is US$15,000. It is not included in the planned operating budget.

  As indicated in CIM guidelines, AMEC recommends preparation of horizontal interpretations of geology and mineralization from the vertical sections and then reconciliation of the interpretations for future solid modeling. This effort can be achieved during modeling for the next resource estimate and therefore is within the planned operating budget.

  The gold histograms in the grade shells are bi-modal, i.e. there is a mix between low- and high-grade populations. Methods such as indicator kriging could be evaluated to separate the two populations. Indicator kriging could also be used to avoid the tedious interpretation of the small shells. Conditional Simulations would be the most powerful tool in this geological context but it would constitute a larger step-change in the modeling and planning philosophy. The cost to implement conditional simulation could range from US$30,000 to conduct a small study to more than $100,000 to implement this practice for resource estimation and grade control.

  Metallurgical testwork is performed to determine the metallurgical response of transition ore. Potential modifications to the processing plant to treat this material also need to be determined. Costs for this are not included in the operating budget but are being treated as a corporate cost. Costs for the metallurgical testwork alone could exceed US$100,000.

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  Metallurgical mapping/planning is improved. MPBA advises this effort is being implemented and is within the planned operating budget.

  Future planned improvements in operating practices need to be carefully monitored to ensure the forecast operating costs are achieved.

  During the reserves analysis, the results obtained with the sulphide ore were interesting, but require further analysis to define a sulphide reserve. NCL recommends an underground mine option to be studied for the deep sulfide ore at Taperebá AB and Urucum. The estimated cost for this study is US$285,000 (including underground and geotechnical study) and it will be treated as a corporate cost.

The capital costs, operating costs and financial parameters of the operation are discussed in Section 19 of this report.

In preparing its financial analysis MPBA assumed operational improvements compared to historic performance. The improvements include:

Reduction in MPBA staff and labor	(-$2.1M)
Reduction in contract labor	(-$0.9M)
Changes in maintenance practices and suppliers	(-$2.0M)
Saving in cement supplies	(-$0.5M)
Reduced bullion transportation costs	(-$0.7M)

MQes believes there is risk that these operational improvements may not be fully realized and costs need to be monitored carefully.

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SECTION 22
REFRENCES

22.0 REFERENCES

1.	Enesar Consulting Pty Ltd.; External Environmental Audit Amapari Gold Mine, Brazil – Draft, September 2006.
2.	Mineracao Morro Velho; Ensaios de Lixiviacao em Colunas - Amostras de Pesquisa Amapa – UGM – 1995
3.	Minorco Brasil – GST; Ensaios Metalurgicos Com Amostros De Minerio Sulfetado De Amapari – July 1998.
4.	AngloGold; Ensaios Metalurgicos em Escala Piloto com o Minerio de Amapari – May 2000.
5.	CETEM; Determinacao Do Indice de Trabalho (WI) – Metodo Bond – July 2003.
6.	Snowden; Detailed description of the geology and controls on mineralization at Pedra Branca do Amapari - 2006.
7.	NCL; Long Term Mine Planning, Business Plan, June 2006.
8.	NCL; Urucum Reserves Update, December 2006.
9.	AMEC; Pedra Branca do Amapari, Resource Estimation-Revision 4, Tapereba AB, Tapereba C, Tapereba D and Urucum, October 2007.
10.	Snowden; Resource Model Review and Grade Control Data Study, February 2006.
11.	MMX, 2007: Prospecto Definitivo de Distribuiçã Publica Primaria de Ações Ordinarias de Emissã0 da MMX Mineração e Metálicos S. A., page 14.
12.	BN Americas, 2007: Eldorado unveils pre-feas for Vila Nova iron ore deposit – Brazil – January 16, 2007.

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SECTION 23
DATE AND SIGNATURE PAGE

23.0 DATE AND SIGNATURE PAGE

The undersigned prepared this Technical Report, titled Amended Technical Report Amapari Mine, Amapá, Brazil, dated November 2, 2007 and amended February 25, 2008 and with an effective date of September 30, 2007, in support of the public disclosure of technical aspects of the Amapari mine by Peak Gold Ltd. The format and content of the report are intended to conform to Form 43-101F1 of National Instrument 43-101 (NI 43-101) of the Canadian Securities Administrators.

Signed,

Christopher Kaye, MAusIMM, B. Eng (Chemical).	26 th of May 2008

Signed by Rodrigo Alves Marinho

Rodrigo Alves Marinho, CPG (AIPG)	26 th of May 2008

Signed by Emmanuel Henry

Emmanuel Henry, Member of the AusIMM (CP)	26 th of May 2008

Signed by Carlos Guzman

Carlos Guzmán, Ing. Civil de Minas, Member of the AusIMM	26 th of May 2008

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